
02024240
St. Paul Companies
ARS
P.E. 12/31/01
REC'D S.E.C.
MAR 2 1 2002
071
NUVEEN
investments
Committed. Competitive. Constructing our future.
The St. Paul Companies 2001 Annual Report
PROCESSED
APR 0 1 2002
THOMSON
FINANCIAL
The St Paul

The St. Paul Companies at a Glance: 2002

Headquartered in Saint Paul, Minn., The St. Paul Companies, Inc. provides commercial property-liability and nonlife reinsurance products and services, and asset management services through its subsidiary The John Nuveen Company. The St. Paul was founded in 1853.

Commercial Lines Group

The Commercial Lines Group includes small, middle market and large commercial business.

Small Commercial provides comprehensive property-liability insurance for small businesses such as retail, wholesale, services, professional offices, manufacturers and contractors.

Middle Market Commercial provides comprehensive property-liability insurance for a wide variety of commercial enterprises in manufacturing, distributing, retailing and property ownership in which annual insurance costs range from $75,000 to $1 million.

Large Accounts provides insurance to larger commercial businesses that have a willingness to share in their insurance risk through significant deductibles and self-insured retentions.

Specialty Commercial

Specialty Commercial is composed of underwriting operations that serve customers in specific industries, for example, banking, technology, oil & gas, shipping and hospitality. It also offers excess & surplus lines and catastrophe risk insurance and includes Discover Re, serving the alternative risk transfer market.

The Financial and Professional Services operation includes traditional professional indemnity products plus specialty coverage for community banks and lawyers. The Technology area offers products suited for medical technology/biotechnology, electronics, information technology, telecommunications, industrial electronics and specialty instruments businesses. Public Sector Services markets insurance products to cities, townships and special governmental districts. Marine provides insurance related to ocean and inland waterways traffic. National Programs targets homogeneous groups of customers in various industries, such as hospitality and entertainment. Transportation serves large trucking firms nationwide. Oil & Gas provides specialized products for customers involved in the exploration and production of oil and gas.

Surety and Construction

St. Paul Surety is the No. 1 provider of surety products in North America. The surety segment includes Afianzadora Insurgentes, the largest surety bond underwriter in Mexico. Surety underwrites surety bonds, which guarantee that third parties will be indemnified against the nonperformance of contractual obligations. Products include contract, commercial and special risk surety bonds for diverse business sectors.

The St. Paul is the first and longest-tenured insurer to serve the construction market. Policyholders include about 25 percent of the largest 400 contractors operating in the United States. Construction's risk control services include numerous safety training programs that capitalize on The St. Paul's construction expertise.

Reinsurance

St. Paul Re, The St. Paul's reinsurance operation, underwrites nonlife reinsurance for clients in North America, Europe, Latin America, the Caribbean, Australia and Asia. Its customers include leading property, liability, accident and health and other insurance companies. Most of its business is produced through intermediaries.

With underwriting offices in New York, London, Chicago and Miami, and a representative office in Tokyo, St. Paul Re ranks among the five largest U.S. reinsurers and the top 20 reinsurers worldwide. It offers clients both "traditional" reinsurance as well as reinsurance on a "finite risk" basis.

The John Nuveen Company

The St. Paul holds a 77 percent interest in The John Nuveen Company. Nuveen's core business is asset management with a specialty focus on high-quality core equity and fixed-income offerings for financial advisors to the affluent and high net worth market segments, as well as a growing number of institutional clients.

Chicago-based Nuveen is a market leader in separately managed accounts and closed-end exchange traded funds. The firm's risk-managed, tax-sensitive investment expertise is also provided in mutual funds and market-neutral portfolios. Leveraging two well-established distribution platforms in consultative services and syndicated products, Nuveen markets its distinctive array of investments through registered representatives associated with unaffiliated firms.

Nuveen is listed on the New York Stock Exchange, trading under the symbol JNC.

Financial Highlights

(Dollars in millions, except per share data)	2001	2000
FOR THE YEAR		
Revenues[1]	$ 8,943	$ 7,972
Operating earnings (loss)[1]	(941)	567
Operating earnings (loss) per common share[1]	(4.52)	2.41
Operating earnings (loss) return on beginning common equity[2]	(13.6%)	8.5%
Net income (loss)	(1,088)	993
Net income (loss) per common share	(5.22)	4.24
Dividends paid per common share	1.11	1.07
AT YEAR END		
Total investments	$ 22,178	$ 22,052
Total assets	38,321	35,502
Common shareholders' equity	5,056	7,178
Book value per common share	24.35	32.88
Market value per common share	43.97	54.31
Common shares outstanding	207,624,375	218,308,016
Debt as a percentage of total capitalization	26%	18%
Total employees	10,200	10,500

(1) From continuing operations. Operating earnings exclude realized investment gains.
(2) Equity excludes unrealized appreciation on fixed maturity investments.

The operating loss and net loss in 2001 include an after-tax loss of $612 million resulting from the Sept. 11, 2001, terrorist attack.

Contents

Building performance with a sense of urgency



Jay S. Fishman
Chairman and Chief Executive Officer

TO OUR SHAREHOLDERS:

2001 was a challenging year for The St. Paul Companies.

We reported a net loss of $1.09 billion for the year, compared with net income of $993 million for 2000. The 2001 result includes more than $600 million in after-tax losses related to the September 11 terrorist attack on the World Trade Center and Pentagon. It also includes $612 million after-tax for reserve strengthening, restructuring charges and the write-down of goodwill, primarily related to our planned exit of the medical malpractice business and most of the company's international operations. Our asset management operation, The John Nuveen Company, reported a seventh consecutive year of record earnings.

The St. Paul's common shareholders' equity fell to $5.06 billion, or $24.35 per share, at the end of 2001, down from equity of $7.18 billion, or $32.88 per share, a year earlier.

The financial losses incurred by The St. Paul on September 11, however, pale in comparison to the scope of human tragedy suffered by the thousands whose lives were lost or forever changed on that day. I am proud of the efforts of our employees, in New York and elsewhere, who showed courage, compassion and professionalism under extraordinary circumstances.

In my first letter to you as chairman of The St. Paul I want to outline how we intend to return this company to profitability and build shareholder value.

Strategic Actions

In the fourth quarter of 2001 we undertook a comprehensive review of the performance and prospects of each of our business operations. We looked at the market dynamics, current financial results and the prospects for appropriate future returns of each business. Of particular concern were those operations that have generated significant underwriting losses in recent years. Our objective was to take actions by the end of 2001 that would best position The St. Paul for success in 2002 and beyond.

As a result of this review, we announced in December a number of steps to return our company to profitability:

- We began to exit the medical malpractice business. Medical malpractice has been highly unprofitable for us in recent years and is not likely to return to profitability.
- We plan to shut down most of our international underwriting operations, with the exception of offices in locations where we believe we have sufficient scale to be competitive and profitable: the United Kingdom, Canada and Ireland. In addition, we remain committed to our surety underwriting company in Mexico, where we have a leading market share in that product line.
- We significantly reduced 2002 exposure and expenses in our Reinsurance and Lloyd's underwriting operations by exiting unprofitable lines, eliminating duplicated lines of business between the two organizations and sharply reducing the number of reinsurance branch offices we maintain outside the United States.
- We have begun to improve efficiency and shrink our cost structure through staff and expense reductions. Our cost-cutting efforts so far will result in $130 million of expense savings in 2002. That's approximately 10 percent of our total 2001 fixed expense. We are confident that we will achieve additional savings during the year.

These actions will result in our exit from lines of business that have little prospect of profitability. We recognize that these actions impact the lives of many dedicated employees, and they represent a marked change from the past for this company. Nonetheless, they are the right actions for The St. Paul.

"We are optimistic as we look to 2002. We have addressed the key strategic business issues that confronted the company, have positioned ourselves for significant profitability and have aggressively addressed our cost structure. And we have done all this with a great sense of urgency."

Competitive Strengths

The St. Paul has many successful business franchises that are well-positioned in their respective markets.

The St. Paul is known for its underwriting specialties, which include Surety and Construction, Financial and Professional Services, Technology and Public Sector Services. These specialties are very good businesses that generate solid returns. Our approach is to create a competitive advantage in serving targeted customer groups by packaging our expertise in underwriting, claim and risk control services. We will continue to capitalize on this success and invest in new specialties when profitable opportunities emerge.

Our Commercial Lines Group underwrites predominantly midsize commercial enterprises, the largest market for commercial insurance. During 2002, we will invest additional resources in this segment—especially in products and services aimed at the small commercial market. Small business owners are the principal driver of growth in the United States, and we intend to expand our presence significantly among these customers.

Although property-liability insurance is our primary business, The St. Paul also owns 77 percent of Nuveen, an asset management company with more than $68 billion in assets under management. Nuveen specializes in serving the needs of high net worth individual investors through financial advisors and, with its 2001 acquisition of Symphony Asset Management, an increasing number of institutional clients.

For many years Nuveen has provided a stable source of earnings for The St. Paul. In 2001 it reported its seventh consecutive year of record earnings, of which The St. Paul's share totaled $84.2 million after-tax. We intend to enhance and leverage Nuveen's strong position in the asset management business.

Our Commitment: To Create Shareholder Value

The St. Paul's overriding objective is to create shareholder value. This means we will continuously review our businesses to assure that each is generating an attractive return, is likely to continue to do so and has an appropriate amount of capital allocated to it. We will also maintain a relentless focus on long-term profitability. We recognize that creating shareholder value is not an accidental byproduct of business — it's our job.

We believe there are five operational keys to building shareholder value in our organization:

First, by achieving excellence in execution throughout our organization. Excellence in our day-to-day work — underwriting and claims handling in our insurance operations and, at Nuveen, in the delivery of consistent, superior investment returns — is the first step to delivering superior financial results.

Second, by building a high degree of efficiency in everything we do. To generate competitive returns we must achieve and maintain an expense profile that is among the best in the industry. To do otherwise would place us at a competitive disadvantage.

Third, by attracting, retaining and rewarding the best talent. Ultimately, our competitive advantage lies in the quality of our leadership and the people who work throughout our organization. We have already restructured our compensation program to significantly reward our best-performing employees.

Fourth, by a commitment to our distribution force. We depend upon independent agents and brokers in our insurance operations and broker-dealers in our asset management business. Our goal is to make The St. Paul and Nuveen the preferred markets for their distributors through better and more profitable relationships.

And fifth, by continuously exploring strategic opportunities in our businesses. Risks change, market conditions fluctuate and new opportunities emerge. Companies that are committed to building shareholder value are nimble and agile, able to spot opportunities and capitalize on them.

Looking Ahead

We are optimistic as we look to 2002. We have addressed the key strategic business issues that confronted the company, have positioned ourselves for significant profitability and have aggressively addressed our cost structure. And we have done all this with a great sense of urgency. The St. Paul will continue to benefit from the accelerating price increases in the commercial insurance marketplace, and I am extremely confident in the leadership team we have in place.

In closing this letter, I would like to acknowledge and thank my predecessor, Doug Leatherdale, who will retire from the board of directors in May. Doug provided nearly 30 years of distinguished service to the company and left the organization with a legacy of strong values and ethics, superb community relationships, and — most important — strong businesses from which we can deliver shareholder value.

I also want to welcome two new directors who joined the board in May of 2001: Carolyn Byrd, chairman and chief executive officer of GlobalTech Financial, a financial services company, in Atlanta; and Janet Dolan, president and chief executive officer of Tennant Company, a manufacturer of floor maintenance equipment, in Minneapolis. They are serving our board and our company very well. Finally, I would like to note that Lawrence G. Graev, president and chief executive officer of the GlenRock Group, LLC, a private equity investment firm, in New York City; and John A. MacColl, The St. Paul's general counsel, have been nominated as candidates for election to the company's board of directors.

Jay S. Fishman

Jay S. Fishman
Chairman and Chief Executive Officer
March 1, 2002

Committed. The St. Paul is committed to generating value for shareholders. Commitment requires substantial effort, something our employees and agents and brokers are ready to deliver.

Competitive. The strength of our brands, our size and scale, and our excellence in execution make us a compelling market for agents and brokers.

Constructing our future. Great companies remain flexible and adjust their strategies to changing market and economic conditions. That's why we aim to be a nimble, agile company with a focus on building businesses that provide superior returns to our shareholders.



The St. Paul has a well-established reputation in the commercial insurance marketplace for dependable, high-quality coverage and service. Among the company's large, multilocation policyholders are national department store chains.

Wealth of opportunity exists in commercial insurance market

The St. Paul's Commercial Lines Group provides property-liability products designed to meet the varied needs of commercial enterprises, from the sole proprietor to the large, more complex business. Customers choose The St. Paul for its high value service, expertise and insurance protection delivered through top quality agents and brokers working with experienced professional underwriters throughout the country. The company tailors its approach to the commercial marketplace by targeting the needs of specific market segments — large, middle and small.

The St. Paul offers a variety of property-liability products and services that enable agents and brokers to assemble the right combination of insurance coverage to meet the specific needs of business customers. The company's long-term commitment to the middle market and its strong reputation for solid claim service, valuable risk control advice and competitive pricing have made The St. Paul one of the leading national insurers serving America's businesses.

In 2002, small businesses will be a special focus for The St. Paul, which insures a broad spectrum of "Main Street" businesses with its proprietary Business Insurance Policy. The company will invest in its small commercial underwriting operations, because small businesses are the backbone of the U.S. economy and are the key driver of economic growth. The St. Paul's goal is to act with the speed and responsiveness of a local insurance company, but offer the resources and financial strength of a national organization.



The St. Paul's Technology underwriting unit has developed a series of products to protect companies from many Internet-related risks.

Specialty expertise draws profitable business to The St. Paul

The St. Paul is an acknowledged industry leader in specialty commercial insurance. Many of the company's specialty areas hold leadership positions within the insurance marketplace. The St. Paul's specialty commercial operations include Financial and Professional Services, Public Sector Services, Excess & Surplus Lines, Technology, Marine, Catastrophe Risk, Oil & Gas, National Programs, Transportation and Discover Re. The St. Paul's growth and profitability begin with excellence in industry-specific underwriting, claim handling and risk control and depend upon the support and knowledge of its agents and brokers.

The St. Paul works hard to build and maintain strong agent partnerships. For example, employees from the Technology underwriting unit spent part of 2001 "on the road," educating agents and brokers about Internet-related risks. The Public Sector business unit launched a web-based rating and quoting system to make it easier for agents and brokers to do business with The St. Paul.


Surety and Construction is a leading provider of contract surety bonds and construction insurance products, offering seamless service and unmatched expertise for policyholders, agents and brokers.

The St. Paul is No. 1 in surety and construction

As the No. 1 provider of contract surety products in North America and the largest provider of construction insurance in the United States, The St. Paul is uniquely positioned to offer its policyholders, agents and brokers an unmatched combination of experience, service and expertise. Contract surety products provide bid, performance, and payment bonds to a broad spectrum of clients specializing in general contracting, construction and engineering.

In 2001, The St. Paul formed the Surety and Construction Group, reflecting the strong growth of The St. Paul's construction insurance business and the continuing expansion of its surety operations. Among insurance providers, The St. Paul has an innovative structure that links surety and construction insurance under the same management. This structure allows The St. Paul to capitalize on its superior team of surety and construction experts, from underwriters and claim specialists to risk control professionals.

The number of surety providers continues to decline, reducing capacity within the marketplace. Amid this decline, The St. Paul's ability to remain a stable and reliable partner in contract surety and construction has not changed. The St. Paul's financial strength, reliability, strong customer relationships and commitment to service will help the company maintain and enhance its leadership role within this industry for years to come.



Backed by the financial strength of The St. Paul, St. Paul Re provides reinsurance capacity to leading property, liability, marine, accident and health, and specialty lines insurance companies.

St. Paul Re reshapes its business in pursuit of profitability

Backed by the financial strength of The St. Paul, St. Paul Re has the ratings and reputation that place it on the list of preferred reinsurers for many major insurance companies. Working through teams of underwriters and actuaries, it provides consistent expertise to reinsurance brokers and insurance company clients.

In the new, uncertain world of risk, St. Paul Re is repositioning itself to be more opportunistic and transactional. It focuses on four core areas of reinsurance where it has recorded consistently strong results over time: property catastrophe, excess-of-loss casualty, marine and finite business.


NUVEEN
Investments

The John Nuveen Company markets its capabilities under three distinct brands: Nuveen, a leader in tax-free investments; Rittenhouse, a premier retail managed account service platform; and Symphony, a leading institutional manager of market-neutral and other investment portfolios.

Nuveen contributes consistent, quality earnings to St. Paul results

The St. Paul's 77 percent ownership of The John Nuveen Company has produced strong, dependable results year after year. Nuveen, a premier investment management firm, marked its seventh consecutive year of record earnings in 2001. Nuveen's solid performance under all types of market conditions reflects the stability and quality of its assets, as well as the strength of its relationships with financial advisors to high net worth investors and, increasingly, its institutional clients. At the heart of Nuveen's success is a disciplined, long-term investment philosophy, supported by an expanding range of investment expertise and premium brands.

Nuveen's category-leading Rittenhouse team sets the standard for consultative sales and service in the rapidly growing retail separate accounts market. Sales of its retail managed accounts increased nearly 40 percent last year.

Nuveen is experiencing similar success with its industry-leading syndicated product distribution. Responding to market opportunities, Nuveen raised $4 billion in new municipal closed-end assets last year, representing half of the industry's total. The recent acquisition of Symphony Asset Management, specialists in institutional alternative investments, adds new expertise in market-neutral investing and enhances Nuveen's overall investment capability.

Management's Discussion and Analysis

Consolidated Overview

Terrorist attack, reserve charges lead to record loss in 2001; insurance operations restructured to focus on core strengths

The St. Paul suffered the largest loss in its 149-year history in 2001, driven by unprecedented losses from one event—the Sept. 11 terrorist attack—and provisions to strengthen loss reserves in certain segments of its business. At the end of the year, senior management announced sweeping initiatives aimed at positioning the company for 2002 and beyond.

The following table summarizes our results for each of the last three years.

Year ended December 31	2001	2000	1999
(In millions, except per share data)			
Pretax income (loss):			
Property-liability insurance	$ (1,400)	$ 1,467	$ 971
Asset management	142	135	123
Parent company and other operations	(173)	(201)	(143)
Pretax income (loss) from continuing operations	(1,431)	1,401	951
Income tax expense (benefit)	(422)	431	219
Income (loss) from continuing operations before cumulative effect of accounting change	(1,009)	970	732
Cumulative effect of accounting change, net of taxes	—	—	(27)
Income (loss) from continuing operations	(1,009)	970	705
Discontinued operations, net of taxes	(79)	23	129
Net income (loss)	$ (1,088)	$ 993	$ 834
Per share (diluted)	$ (5.22)	$ 4.24	$ 3.41

Our consolidated $1.4 billion pretax loss from continuing operations in 2001 was driven by $941 million of losses resulting from the terrorist attack, provisions to strengthen prior-year loss reserves in our Health Care segment totaling $735 million, realized investment losses of $94 million, goodwill write-downs totaling $73 million and restructuring charges of $62 million. All of these factors are discussed in detail in the following pages. On the strength of record-high product sales and a strategic acquisition, The John Nuveen Company, our majority-owned asset management subsidiary, posted its seventh consecutive year of record earnings in 2001. The decline in the "parent company and other operations" pretax loss in 2001 resulted from a reduction in executive management stock compensation expense related to our variable stock option grants.

In 2000, the $450 million growth in pretax income from continuing operations was driven by a significant increase in realized investment gains and an improvement in property-liability underwriting results. Our property-liability results in 2000 and 1999, and, to a lesser extent 2001, included benefits from aggregate excess-of-loss reinsurance treaties, as described on pages 18 and 19 of this report. The increase in the "parent company and other operations" pretax loss in 2000 was largely due to an increase in advertising and interest expenses and expenses associated with our variable stock option grants.

CONSOLIDATED REVENUES

The following table summarizes the sources of our consolidated revenues from continuing operations for the last three years.

Year ended December 31	2001	2000	1999
(In millions)			
Revenues:			
Insurance premiums earned	$ 7,296	$ 5,592	$ 5,103
Net investment income	1,217	1,262	1,259
Realized investment gains (losses)	(94)	632	286
Asset management	359	356	340
Other	165	130	161
Total revenues	$ 8,943	$ 7,972	$ 7,149
Change from prior year	12%	12%	

The 12% growth in revenues in both 2001 and 2000 was centered in our property-liability operations, where price increases, strong business retention rates and new business in several segments were the primary factors driving the increase in insurance premiums earned. Net investment income in 2001 declined from prior-year levels due to a decline in assets invested and reduced yields on new investments in recent years. Our fixed maturities and venture capital portfolios accounted for the majority of realized investment losses in 2001. In 2000, realized gains were unusually high due to strong returns generated by our venture capital holdings.

FORWARD-LOOKING STATEMENT DISCLOSURE

This discussion contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks" or "estimates," or variations of such words, and similar expressions are intended to identify forward-looking statements. Examples of these forward-looking statements include statements concerning: market and other conditions and their effect on future premiums, revenues, earnings, cash flow and investment income; price increases, improved loss experience, and expense savings resulting from the restructuring and other actions and initiatives announced in recent years.

In light of the risks and uncertainties inherent in future projections, many of which are beyond our control, actual results could differ materially from those in forward-looking statements. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Risks and uncertainties include, but are not limited to, the following: competitive considerations, including the ability to implement price increases and possible actions by competitors; general economic conditions, including changes in interest rates and the performance of financial markets; changes in domestic and foreign laws, regulations and taxes; changes in the demand for, pricing of, or supply of insurance or reinsurance; catastrophic events of unanticipated frequency or severity; loss of significant customers; the possibility of worse-than-anticipated loss development from business written in prior years; changes in our estimate of insurance industry losses resulting from the Sept. 11, 2001 terrorist attack; the potential impact of the global war on terrorism and Federal solutions to make available insurance coverage for acts of terrorism; judicial decisions and rulings; anticipated increases in premiums; and various other matters. We undertake no obligation to release publicly the results of any future revisions we may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SEPTEMBER 11, 2001 TERRORIST ATTACK

On Sept. 11, 2001, terrorists hijacked four commercial passenger jets in the United States. Two of the jets were flown into the World Trade Center towers in New York, N.Y., causing their collapse. The third jet was flown into the Pentagon building in Washington, D.C., causing severe damage, and the fourth jet crashed in rural Pennsylvania. This terrorist attack caused significant loss of life and resulted in unprecedented losses for the property-liability insurance industry. Our estimated net pretax loss incurred as a result of the terrorist attack totaled $941 million, consisting of the following components.

Year ended December 31 (In millions)	2001
Gross loss and loss adjustment expenses	$ 2,299
Provision for uncollectible reinsurance	47
Reinsurance recoverables	(1,231)
Additional and reinstatement premiums	(83)
Reduction in reinsurance contingent commission expense	(91)
Total estimated pretax operating loss	$ 941

Our estimated losses were based on a variety of actuarial techniques, coverage interpretations and claims estimation methods. They included an estimate of losses incurred but not reported to us, and an estimate of costs related to the settlement of claims.

Our estimate of losses is also based on our belief that property-liability insurance losses from the terrorist attack will total between $30 billion and $35 billion for the insurance industry. Our estimate of industry losses is subject to significant uncertainties and may change over time as additional information becomes available. A material increase in our estimate of industry losses would likely cause us to make a corresponding material increase to our provision for losses related to the attack.

As of Dec. 31, 2001, the majority of our total reinsurance recoverables are from companies with ratings of A- or better, or from state-sponsored reinsurance programs or collateralized reinsurance programs.

The estimated net pretax loss of $941 million related to the terrorist attack was distributed among our property-liability business segments as follows.

Year ended December 31 (In millions)	2001
Specialty Commercial	$ 89
Commercial Lines Group	108
Surety and Construction	2
Health Care	5
Lloyd's and Other	181
Total Primary Insurance	385
Reinsurance	556
Total	$ 941

In the Specialty Commercial and Commercial Lines Group segments, property damage and business interruption coverages were the primary sources for losses incurred. Estimated losses in our Lloyd's and Other segment were centered in our operations at Lloyd's, where we were a participant in an aviation syndicate that provided property coverage on the four planes involved in the terrorist attack. This segment also included $50 million of estimated losses resulting from our participation in the insuring of the Lloyd's Central Fund, which is utilized if an individual member of Lloyd's is unable to pay its share of a syndicate's losses. At Dec. 31, 2001, we had not received notice of claims against the Central Fund.

WITHDRAWAL FROM CERTAIN LINES OF BUSINESS AND RELATED GOODWILL WRITE-DOWN

In the fourth quarter of 2001, we announced our intention to withdraw from several businesses in our property-liability operations in a strategic effort to focus on those lines of business and market sectors that we believe offer the greatest potential for 2002 and thereafter. Beginning in January 2002, the operations listed below were placed in "runoff," which means that we have ceased or plan to cease underwriting new business in these operations as soon as possible. We are pursuing the sale of certain operations placed in runoff.

We will continue to maintain appropriate levels of staff to administer the settlement of claims incurred in these runoff operations.

- All coverages in our Health Care segment.
- All underwriting operations in Germany, France, the Netherlands, Argentina, Mexico (excluding surety business, which will continue), Spain, Australia, New Zealand, Botswana and South Africa.
- In the United Kingdom, all coverages offered to the construction industry. (Unionamerica, a United Kingdom medical liability underwriting entity that we acquired in 2000, was placed in runoff in late 2000, except for business we are contractually committed to underwrite through Lloyd's through 2004.)
- At Lloyd's, casualty insurance and reinsurance, U.S. surplus lines business, non-marine reinsurance and, when our contractual commitment expires at the end of 2003, our participation in the insuring of the Lloyd's Central Fund.
- In our reinsurance operations, most North American reinsurance business underwritten in the United Kingdom, all but traditional finite reinsurance business underwritten by St. Paul Re's Financial Solutions business center, bond and credit reinsurance, and aviation reinsurance.

These operations collectively accounted for $1.61 billion, or 22%, of our net earned premiums, and generated negative underwriting results totaling $1.5 billion, in 2001 (an amount that does not include investment income from the assets maintained to support these operations). They do not qualify as "discontinued operations" for accounting purposes; therefore, results from these operations are included in their respective property-liability segment results discussed on pages 21 to 28 of this report, and will continue to be reported in those segments during the runoff periods.

In connection with these strategic actions, we wrote off $73 million of goodwill in the fourth quarter of 2001 related to businesses to be exited. Approximately $56 million of the write-off related to MMI Companies, Inc. ("MMI"), $10 million related to operations at Lloyd's and the remainder related to our operations in Spain and Australia.

2001 RESTRUCTURING CHARGE

In December 2001, in connection with our withdrawal from the foregoing businesses and as part of our overall plan to reduce company-wide expenses, we announced plans to terminate approximately 1,200 employee positions and reduce the amount of office space we lease. Of the total positions to be eliminated, approximately 650 are located in offices outside of the U.S. (most of which will be closed), approximately 300 are in our Health Care segment (which has been placed in runoff), and the remaining 250 positions are spread throughout our domestic operations. In connection with these actions, we recorded a pretax restructuring charge of $62 million in the fourth quarter of 2001. The charge included the following components.

- $46 million of employee-related costs, representing severance and related benefits to be paid to, or incurred on behalf of, the estimated total of 800 employees expected to be terminated by the end of 2002. (Costs associated with the remaining 400 employees were not included in the restructuring charge because those employees will either be terminated after 2002, or are employed by one of the operations that may be sold.)
- $9 million of occupancy-related costs, representing excess office space estimated to be created by the employee terminations.
- $4 million of equipment costs, representing the net carrying value of computer and other equipment no longer necessary after terminating employees and vacating office space.
- $3 million of legal costs, representing our estimated fees payable to outside counsel to obtain regulatory approval to exit certain states and countries.

No payments were made related to these restructuring actions in 2001. These charges were recorded in our 2001 results as follows: $42 million in property-liability insurance operations and $20 million in "parent company and other operations."

During 2002, we expect to incur additional employee-related expenses of approximately $9 million related to the 800 employee positions to be terminated in 2002 when we meet the requirements to accrue these expenses.

DISCONTINUED OPERATIONS

In September 2001, we completed the sale of Fidelity and Guaranty Life Insurance Company ("F&G Life") to Old Mutual plc ("Old Mutual"), a London-based international financial services company. Also in September, we sold American Continental Life Insurance Company ("ACLIC"), a small life insurance company we had acquired in 2000 as part of our purchase of MMI, to CNA Financial Corporation ("CNA"). In May 2000, we completed the sale of our nonstandard auto insurance operations to Prudential Insurance Company of America ("Prudential"). In 1999, we sold our standard personal insurance operations to Metropolitan Property and Casualty Insurance Company ("Metropolitan"). Prior to 1999, we sold our insurance brokerage operation, Minet Holdings plc ("Minet"). The results of the operations sold are reflected as discontinued operations for all periods presented in this report.

The following table presents the components of discontinued operations reported in our consolidated statement of operations for each of the last three years.

Year ended December 31 (In millions)	2001	2000	1999
LIFE INSURANCE:			
Operating income, net of taxes	$ 19	$ 43	$ 44
Loss on disposal, net of taxes	(74)	–	–
Total life insurance	(55)	43	44
NONSTANDARD AUTO INSURANCE:			
Operating income, net of taxes	–	–	13
Loss on disposal, net of taxes	(5)	(9)	(83)
Total nonstandard auto insurance	(5)	(9)	(70)
STANDARD PERSONAL INSURANCE:			
Operating loss, net of taxes	–	–	(22)
Gain (loss) on disposal, net of taxes	(13)	(11)	177
Total standard personal insurance	(13)	(11)	155
MINET:			
Loss on disposal, net of taxes	(6)	–	–
Total Minet	(6)	–	–
Total Discontinued Operations	$ (79)	$ 23	$ 129

Life Insurance – Under terms of the F&G Life sale agreement, we received $335 million in cash and 190,356,631 ordinary shares of Old Mutual valued at $300 million based on the average closing price of Old Mutual shares on the London Stock Exchange for the ten consecutive trading days prior to Sept. 27, 2001. In accordance with the sale agreement, pretax sales proceeds were reduced by approximately $12 million, due to a decrease in the market value of certain securities in F&G Life's investment portfolio between March 31, 2001 and the closing date of Sept. 28, 2001.

Pursuant to the sale agreement, we must hold the Old Mutual shares for one year from the closing date. The consideration is subject to possible adjustment, by means of a collar embedded in the sale agreement, based on the market value of our Old Mutual shares at the end of that one-year period. If the market value exceeds $330 million at that time, we will be required to remit to Old Mutual either cash or Old Mutual shares in the amount representing the excess over $330 million. If the market value is less than $300 million, we will receive cash or Old Mutual shares in the amount representing the deficit below $300 million, up to a maximum of $40 million. At Dec. 31, 2001, the market value of the Old Mutual shares was $242 million. The $58 million decline in market value was recorded as a component of unrealized appreciation of investments, net of tax, in shareholders' equity. The impact of this unrealized loss was mitigated by the collar, which was estimated to have a fair value of $17 million at Dec. 31, 2001. That amount was recorded in our statement of operations in discontinued operations.

We realized a net after-tax loss of $73 million on the sale proceeds. When the sale agreement with Old Mutual was announced in April 2001, we expected to realize a modest pretax gain on the sale when proceeds were combined with F&G Life's operating results through the disposal date. However, a decline in the market value of certain F&G Life investments between the April announcement date and the September closing date, coupled with a change in the anticipated tax treatment of the sale, resulted in the net after-tax loss on the sale proceeds. That loss is combined with F&G Life's results of operations prior to sale for an after-tax loss of $54 million and is included in the reported loss from discontinued operations for the year ended Dec. 31, 2001.

For the sale of ACLIC, we received cash proceeds of $21 million from CNA, and we recorded a net after-tax loss on the sale of $1 million.

Nonstandard Auto Insurance – Prudential purchased our nonstandard auto insurance business marketed under the Victoria Financial and Titan Auto brands for $175 million in cash (net of a $25 million dividend paid by these operations to our property-liability insurance operations prior to closing). We recorded an estimated after-tax loss of $83 million on the sale in 1999, representing the estimated excess of carrying value of these entities at closing date over proceeds to be received from the sale, plus estimated income through the disposal date. This excess primarily consisted of goodwill. We recorded an after-tax loss on disposal of $9 million in 2000, primarily representing additional losses incurred through the disposal date in May, and an additional after-tax loss on disposal of $5 million in 2001, primarily representing tax adjustments made to the sale transaction.

Standard Personal Insurance – Metropolitan purchased our standard personal insurance business operated out of Economy Fire & Casualty Company and subsidiaries ("Economy"), and the rights and interests in those non-Economy policies constituting the remainder of our standard personal insurance operations. Those rights and interests were transferred to Metropolitan by way of a reinsurance and facility agreement. We guaranteed the adequacy of Economy's loss and loss expense reserves, and we remain liable for claims on non-Economy policies that result from losses occurring prior to the Sept. 30, 1999 closing date. Under the reserve guarantee, we will pay for any deficiencies in those reserves and will share in any redundancies that develop by Sept. 30, 2002. Any losses incurred by us under these agreements are reflected in discontinued operations in the period during which they are incurred. As of Dec. 31, 2001, our analysis indicated that we will owe Metropolitan approximately $7 million on these guarantees, and we recorded a pretax expense equal to that amount in 2001 discontinued operations. We also recorded a pretax loss of $14 million in 2001 related to pre-sale claims. We have no other contingent liabilities related to this sale.

Minet – In 1997, we sold Minet to Aon Corporation. We recorded a $9 million pretax expense in discontinued operations in 2001 related to the Minet sale, representing additional funds due Aon pursuant to provisions of the 1997 sale agreement.

ELIMINATION OF ONE-QUARTER REPORTING LAGS

In 2001, we eliminated the one-quarter reporting lag for our primary underwriting operations in foreign countries (not including our operations at Lloyd's), and now report the results of those operations on a current basis. As a result, our consolidated results for 2001 include their results for the fourth quarter of 2000 and all quarters of 2001. The incremental impact on our property-liability operations of eliminating the reporting lag, which consists of the results of these operations for the three months ended Dec. 31, 2001, was as follows.

Year ended December 31	**2001**
(In millions)	
Net written premiums	**$ 71**
Net earned premiums	**86**
GAAP underwriting loss	**(45)**
Net investment income	**14**
Total pretax loss	**(31)**

In 2000, we eliminated the one-quarter reporting lag for our reinsurance operations based in the United Kingdom ("St. Paul Re – UK"). As a result, our consolidated results for 2000 include St. Paul Re – UK's results for the fourth quarter of 1999 and all of 2000. The incremental impact on our operations of eliminating the reporting lag, which consists of St. Paul Re – UK's results for the three months ended Dec. 31, 2000, was as follows.

Year ended December 31	2000
(In millions)	
Net written premiums	$ 7
Net earned premiums	51
GAAP underwriting loss	(10)
Net investment income	11
Total pretax income	1

ACQUISITIONS

In December 2001, we purchased the right to seek to renew surety bond business previously underwritten by Fireman's Fund Insurance Company ("Fireman's Fund"), without assuming past liabilities. We paid Fireman's Fund $10 million in consideration, which we recorded as an intangible asset and which we expect to amortize over ten years. We may be obligated to make additional payments to Fireman's Fund in early 2003 based on the volume of business we ultimately renew in 2002, which would increase the intangible asset recorded.

In January 2001, we acquired the right to seek to renew a book of municipality insurance business from Willis North America Inc. for a total consideration of $3.5 million. The cost was recorded as an intangible asset and is expected to be amortized over five years.

In April 2000, we acquired MMI, an international health care risk services company that provides integrated products and services in operational consulting, clinical risk management, and insurance in the U.S. and London markets. The acquisition was accounted for as a purchase for a total cost of approximately $206 million in cash and the assumption of $165 million of MMI debt and preferred securities. Final purchase price adjustments resulted in an excess of purchase price over net tangible assets acquired of approximately $85 million. (Approximately $56 million of the $64 million remaining unamortized balance of that asset was written off in the fourth quarter of 2001 after our decision to exit the medical liability insurance market.) We recorded a pretax charge of $28 million related to the purchase, consisting of $24 million of occupancy-related costs for leased space to be vacated and $4 million of employee-related costs for the anticipated elimination of approximately 130 positions.

The results of MMI's domestic U.S. operations are reported in our *Health Care* segment and the results of MMI's U.K.-based operation, Unionamerica Acquisition Company Limited ("Unionamerica"), are included in our *Lloyd's and Other* segment.

In February 2000, we acquired Pacific Select Insurance Holdings, Inc. ("Pacific Select"), a California company that sells earthquake insurance coverages to homeowners in that state. We accounted for the acquisition as a purchase at a cost of approximately $37 million, of which approximately $11 million represented the excess of purchase price over net tangible assets acquired that we are amortizing over ten years. Pacific Select's results of operations from the date of acquisition are included in the Catastrophe Risk business center of our *Specialty Commercial* segment.

REVISIONS TO BUSINESS SEGMENT STRUCTURE

In December 2001, following a strategic review of our businesses, we implemented a new segment reporting structure for our property-liability insurance business.

The new structure is more closely aligned with the internal management of these businesses and is based on our definition of a "specialty commercial" business center as one that possesses dedicated underwriting, claims and risk control services requiring specialized expertise and focusing exclusively on the customers it serves. As a result, we have combined 11 business centers sharing those characteristics to form our *Specialty Commercial* reportable segment. None of these business centers alone meets the quantitative threshold to qualify as a separate reportable segment; therefore they are combined based on the applicable aggregation criteria. The following summarizes the changes made to our reporting structure.

- The *Catastrophe Risk*, *Transportation* and *National Programs* business centers, formerly components of our *Commercial Lines Group* segment, were designated specialty operations and are reported as components of the *Specialty Commercial* segment.
- The *Construction* business center, formerly a component of the prior Other Specialty segment, was combined with our existing Surety segment to form a new *Surety and Construction* segment. The shared customer base and executive management of these operations, along with the similarity in expertise required, provided the basis for this combination.
- The *International Specialty* business center, previously reported in our International segment, is now reported in our *Specialty Commercial* segment. The majority of these operations were placed in runoff at the end of 2001.
- We no longer report a separate *International* segment, but rather report a *Lloyd's and Other* segment, which is comprised of our operations at Lloyd's, MMI's U.K.-based subsidiary, Unionamerica (placed in runoff in 2000 except for certain Lloyd's business that Unionamerica is contractually obligated to continue writing through 2004), and our involvement in the insuring of the Lloyd's Central Fund (to cease at the end of 2003 upon the expiration of current contractual commitments).
- *Discover Re*, previously reported in our *Reinsurance* segment, is included in the *Specialty Commercial* segment. This business center serves the alternative risk transfer market, which consists primarily of sophisticated insureds who are financially able to assume a substantial portion of their own losses.

The *Health Care* segment, placed in runoff at the end of 2001, remains a separate reportable segment. All data for 2000 and 1999 included in this report was restated to be consistent with the new reporting structure in 2001.

ENRON CORPORATION BANKRUPTCY

In December 2001, we announced that our aggregate limits of net insurance exposure related to Enron Corporation's bankruptcy was approximately $83 million on an after-tax basis ($128 million on a pretax basis). Our net exposure is spread throughout our property-liability underwriting segments, but is concentrated in coverages for gas supply bonds in our *Surety and Construction* segment. We believe that our actual losses will be substantially less than our total exposure. Our underwriting results in 2001 included pretax incurred losses of $22 million related to the Enron bankruptcy. That amount included no provision for losses on the gas supply bonds.

In addition, we hold in our investment portfolio Enron Corporate Senior Unsecured Debt with a par value of $23 million. Subsequent to Enron's declaration of bankruptcy, we recorded a $19 million write-down in the carrying value of these investments, which was recorded as a realized investment loss.

ADOPTION OF SFAS NO. 133

On Jan. 1, 2001, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS Nos. 137 and 138. Provisions of SFAS No. 133 require the recognition of derivatives as either assets or liabilities on the balance sheet and the measurement of those instruments at fair value. We have limited involvement with derivative instruments, primarily for purposes of hedging against fluctuations in foreign currency exchange rates and interest rates. We also have entered into a variety of other financial instruments considered to be derivatives, but which are not designated as hedges, that we utilize to minimize the potential impact of market movements in certain investment portfolios. Our adoption of SFAS No. 133, as amended, did not have a material impact on our financial position or results of continuing operations.

CUMULATIVE EFFECT OF ACCOUNTING CHANGE

Our net income in 1999 included a pretax expense in continuing operations of $41 million ($27 million after-tax), representing the cumulative effect of adopting the AICPA's Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." The SOP provides guidance for recognizing and measuring liabilities for guaranty and other insurance-related assessments. In the third quarter of 1999, the State of New York enacted a law that changed its assessment method from a loss-based method to a written premium-based method. As a result, we reduced our previously recorded pretax accrual by $12 million, which was recorded in income from continuing operations in 1999. The accrual is expected to be disbursed as assessed during a period of up to 30 years.

CRITICAL ACCOUNTING POLICIES

Overview – The St. Paul Companies, Inc. is a holding company with subsidiaries operating in the property-liability insurance industry and the asset management industry. We combine our financial statements with those of our subsidiaries and present them on a consolidated basis in accordance with U.S. generally accepted accounting principles.

We make estimates and assumptions that can have a significant effect on the amounts that we report in our financial statements. The most significant estimates relate to our reserves for property-liability insurance losses and loss adjustment expenses. We continually review and analyze our estimates, but actual results may turn out to be significantly different than we expected when the estimates were made.

In our investment portfolio, we monitor the difference between our cost and the estimated fair value of investments. If any of these investments experience a decline in value that we believe is other than temporary, we write down the investment for the decline and record a realized loss on our statement of operations.

Property-Liability Operations – Premiums on insurance policies we sell are our largest source of revenue, and we recognize the premiums as revenue evenly over the term of the policy. Our insurance reserves are our largest liability, and reflect our estimate of claims reported but not yet paid, and claims incurred but not yet reported to us. The costs related to writing a policy are amortized over the same period the related premiums are recognized as revenue.

Reinsurance accounting is followed when risk transfer requirements have been met. These requirements involve significant assumptions being made related to the amount and timing of expected cash flows, as well as the interpretation of the underlying contract terms.

Asset Management Operations – We are the 77% owner of The John Nuveen Company, which comprises our asset management segment. We consolidate 100% of Nuveen's revenues, expenses, assets and liabilities, with reductions on the statement of operations and balance sheet for minority shareholders' proportionate interest in Nuveen's earnings and equity.

In the following pages we provide a detailed discussion of 2001 results produced by our six business segments that underwrite property-liability insurance and provide related services for particular market sectors. We also review the performance of our property-liability underwriting operations' investment segment. After the property-liability discussion, we discuss the results of our asset management segment.

In the property-liability underwriting discussions, we sometimes use the term "prior-year loss development," (or similar terms) which refers to an increase or decrease in losses recorded in the current calendar year which relate to business underwritten in prior years. Similarly, we sometimes refer to "current-year loss development" or "current accident year loss activity," which refer to losses recorded on business written in the current year.

Property-liability Insurance Overview

Terrorist attack and reserve provisions lead to underwriting losses in excess of $2 billion; decision made to exit several businesses

Losses incurred from the terrorist attack on Sept. 11 and provisions to strengthen prior-year loss reserves, particularly in our Health Care segment, dominated our underwriting results in 2001. In addition, several businesses throughout our primary and reinsurance underwriting operations continued to underperform in 2001, prompting our decision to exit those businesses. Price increases in our U.S. underwriting operations averaged over 16% in 2001, and those increases accelerated in the fourth quarter in the aftermath of the terrorist attack.

WRITTEN PREMIUMS

The following table summarizes our reported written premiums for the last three years.

Year ended December 31	**2001**	2000	1999
(Dollars in millions)			
Net written premiums	**$ 7,763**	$ 5,884	$ 5,112
Percentage increase over prior year	**32%**	15%	

Our reported totals for these years included reductions of $128 million, $474 million and $273 million in 2001, 2000 and 1999, respectively, for premiums ceded under specific reinsurance treaties described in more detail below. In addition, the 2001 and 2000 totals included $71 million and $7 million, respectively, of incremental premiums from the elimination of the one-quarter lag in reporting certain international business discussed on pages 15 and 16 of this report. Excluding these factors, our adjusted premium total of $7.82 billion in 2001 was 23% higher than the 2000 adjusted total of $6.35 billion, and the adjusted 2000 total was 18% higher than the adjusted 1999 total of $5.38 billion. The increases in both 2001 and 2000 were driven by price increases and new business opportunities throughout most of our business segments. In addition, our acquisition of MMI in 2000 accounted for $197 million of the premium growth over 1999.

GAAP UNDERWRITING RESULT

The *GAAP underwriting result* is a common measurement of a property-liability insurer's performance, representing premiums earned less losses incurred and underwriting expenses. The *statutory combined ratio*, representing the sum of the loss ratio and expense ratio, is also a common measure of underwriting performance. The lower the ratio, the better the result. The following table summarizes our reported underwriting results and combined ratios for the last three years.

Year ended December 31	**2001**	2000	1999
(Dollars in millions)			
GAAP underwriting result	**$(2,294)**	$ (309)	$ (425)
Loss and loss adjustment expense ratio	**102.5**	70.0	72.9
Underwriting expense ratio	**28.1**	34.8	35.0
Statutory combined ratio	**130.6**	104.8	107.9

Our reported underwriting result in 2001 was dominated by the $941 million in net pretax losses from the terrorist attack and a cumulative provision of $735 million to strengthen prior-year loss reserves in our Health Care segment. Underwriting results in all three years were affected by our participation in separate aggregate excess-of-loss reinsurance treaties that we entered into effective on Jan. 1 of each year (hereinafter referred to as the "corporate program"). Coverage under the corporate program treaties is triggered when our incurred insurance losses and loss adjustment expenses spanning all segments of our business exceed accident year attachment loss ratios specified in the treaty. In addition, our Reinsurance segment results benefited from a separate aggregate excess-of-loss reinsurance treaty in each year, unrelated to the corporate program. All of these treaties are collectively referred to hereafter as the "reinsurance treaties."

Under the terms of the reinsurance treaties, we transfer, or "cede," insurance losses and loss adjustment expenses to our reinsurers, along with the related written and earned premiums. For the corporate program, we paid the ceded earned premiums shortly after coverage under the treaties was invoked, which negatively impacts our investment income in future periods because we will not recover the ceded losses and loss adjustment expenses from our reinsurer until we settle the related claims, a process that may occur over several years. For the separate Reinsurance segment treaties, we remit the premiums ceded (plus accrued interest) to our counterparty when the related losses and loss adjustment expenses are settled.

The following table describes the combined impact of these cessions under the reinsurance treaties on our property-liability underwriting operations in each of the last three years.

Year ended December 31 (In millions)	2001	2000	1999
CORPORATE PROGRAM:			
Ceded written premiums	$ **9**	$ 419	$ 211
Ceded losses and loss adjustment expenses	**(25)**	709	384
Ceded earned premiums	**9**	419	211
Net pretax benefit (detriment)	**(34)**	290	173
REINSURANCE SEGMENT TREATY:			
Ceded written premiums	**119**	55	62
Ceded losses and loss adjustment expenses	**278**	122	150
Ceded earned premiums	**119**	55	62
Net pretax benefit	**159**	67	88
COMBINED TOTAL:			
Ceded written premiums	**128**	474	273
Ceded losses and loss adjustment expenses	**253**	831	534
Ceded earned premiums	**128**	474	273
Net pretax benefit	$ **125**	$ 357	$ 261

We did not cede any losses to the corporate program in 2001. The $9 million written and earned premiums ceded in 2001 represent the initial premium paid to our reinsurer. Our primary purpose in entering into the corporate reinsurance treaty was to reduce the volatility in our reported earnings over time. Because of the magnitude of losses associated with the Sept. 11 terrorist attack, that purpose could not be fulfilled had the treaty been invoked to its full capacity in 2001. In addition, our actuarial analysis concluded that there would be little, if any, economic value to The St. Paul in ceding any losses under the treaty. As a result, in early 2002, we mutually agreed with our reinsurer to commute the 2001 corporate treaty for consideration to the reinsurer equaling the $9 million initial premium paid.

The $25 million of negative ceded losses and loss adjustment expenses in 2001 in the above table represented the results of a change in estimate for losses ceded under our 2000 corporate treaty. Deterioration in our 2000 accident year loss experience in 2001 caused our expectations of the payout patterns of our reinsurer to change and led us to conclude that losses originally ceded in 2000 would exceed an economic limit prescribed in the 2000 treaty.

The combined pretax benefit (detriment) of the reinsurance treaties was allocated to our business segments as follows.

Year ended December 31 (In millions)	2001	2000	1999
Specialty Commercial	$ **(11)**	$ 107	$ 32
Commercial Lines Group	**40**	(24)	45
Surety and Construction	**15**	45	21
Health Care	**(1)**	43	–
Lloyd's and Other	**(18)**	59	–
Total Primary Insurance	**25**	230	98
Reinsurance	**100**	127	163
Total Property-Liability Insurance	$ **125**	$ 357	$ 261

Amounts shown for 2001 include not only the allocation of the $34 million detriment from the corporate treaty described above, but also the reallocation among segments of benefits originally recorded in 2000 and 1999 related to the corporate treaties in those years. The reallocation of benefits had no net impact on reported underwriting results in 2001, but was necessary to reflect the impact of differences between actual 2001 experience on losses ceded in 2000 and 1999, by segment, and the anticipated experience on those losses in 2000 and 1999 when the initial segment allocation was made. All allocations shown for 2000 and 1999 have been reclassified among segments to be consistent with our new segment reporting structure implemented in 2001.

The terrorist attack, reinsurance treaties and several other factors had a significant impact on our reported loss and expense ratios, as detailed in the following discussion.

Loss Ratio – The *loss ratio* measures insurance losses and loss adjustment expenses incurred as a percentage of earned premiums. The following table summarizes major factors impacting our reported loss ratio in each of the last three years. The adjusted loss ratio excludes the impact of those factors and is shown to provide a clearer understanding of our underlying performance.

Year ended December 31	2001	2000	1999
Reported loss ratio	**102.5**	70.0	72.9
Adjustments:			
Terrorist attack	**(13.9)**	–	–
Other catastrophe losses	**(2.2)**	(3.0)	(5.0)
Health Care prior-year reserve provisions	**(10.0)**	(4.0)	–
Excess-of-loss reinsurance treaties	**1.6**	8.2	6.2
Adjusted loss ratio	**78.0**	71.2	74.1

Catastrophe losses totaled $1.27 billion in 2001, of which $1.11 billion was due to the Sept. 11 terrorist attack. Most of the other $160 million of catastrophe losses were the result of a variety of storms throughout the year in the U.S. and the explosion of a chemical manufacturing plant in Toulouse, France. In 2000 and 1999, catastrophe losses totaled $165 million and $257 million, respectively. Additional loss development arising from severe windstorms that struck portions of Europe in late 1999 and severe flooding in the United Kingdom drove the 2000 total. Major events contributing to the 1999 total included Hurricane Floyd, earthquakes in Taiwan and Turkey, and European windstorms.

The prior-year reserve provisions in the Health Care segment of $735 million in 2001 and $225 million in 2000 were prompted by the continuing escalation of jury awards in professional liability lawsuits against our policyholders. The decline in the impact of the reinsurance treaties in 2001 compared with the preceding two years was due to our decision not to cede losses under the 2001 corporate treaty, as discussed on page 19 of this report.

The 6.8-point deterioration in the 2001 adjusted loss ratio compared with 2000 primarily resulted from prior-year reserve strengthening in our Surety and Construction segment in response to current economic conditions, and a reduction in favorable prior-year loss development in our Commercial Lines Group segment. In 2000, the 2.9-point improvement in the adjusted loss ratio over 1999 was primarily due to the impact of price increases and corrective underwriting initiatives in our Commercial Lines Group segment.

Expense Ratio – The *expense ratio* measures underwriting expenses as a percentage of premiums written. The following table summarizes major factors impacting our reported expense ratio in each of the last three years. The adjusted expense ratio excludes the effect of those factors and is shown to provide a clearer understanding of our underlying performance.

Year ended December 31	**2001**	2000	1999
Reported expense ratio	**28.1**	34.8	35.0
Adjustments:			
Terrorist attack	**1.5**	–	–
Excess-of-loss reinsurance treaties	**(0.5)**	(2.6)	(1.7)
Adjusted expense ratio	**29.1**	32.2	33.3

The 1.5-point adjustment related to the terrorist attack in our reported expense ratio represented the impact of reducing contingent commission expense by $91 million in our Reinsurance segment. The commissions, which were payable contingent on the loss experience on the reinsurance treaties to which they related, had been accrued prior to Sept. 11; however, the magnitude of our reinsurance losses from the terrorist attack resulted in the reversal of that expense accrual.

No underwriting expenses were ceded under the reinsurance treaties; however, our reported expense ratios in all three years included effects of written premiums ceded under the reinsurance treaties. The improvement in our adjusted expense ratios in both 2001 and 2000 reflected the combined effect of significant premium growth in both years, as well as efficiencies realized throughout our underwriting operations as a result of our expense reduction initiatives over the last three years.

Expense reduction efforts included those related to the integration of USF&G Corporation and The St. Paul subsequent to the merger of the two organizations in 1998; the restructuring of our Commercial Lines Group and Specialty Commercial segments later in 1998; and our 1999 cost reduction program. These efforts involved the consolidation of field office locations, the streamlining of our claim organization, and the combined elimination of approximately 3,300 employee positions in total, the majority of which were in our underwriting operations.

UNDERWRITING OPERATIONS' OUTLOOK FOR 2002

We expect significant improvement in our underwriting results in 2002, due to continuing price increases and our renewed focus on opportunities emerging in the U.S. commercial insurance marketplace. We are making progress on the profit improvement strategies we announced at the end of 2001, and the business centers that form the foundation of our future are performing well. We are increasing our investment in our small commercial insurance line of business and other standard commercial lines of business that offer superior opportunities for profit. We believe our broad underwriting expertise, strong financial ratings and solid agent relationships will enable us to reap the benefits of a hardening commercial insurance market. Further, an increase in customer appreciation for risk management products and services is expanding opportunities for us to capitalize on our strengths in the marketplace.

UNDERWRITING RESULTS BY SEGMENT

The following table summarizes written premiums, underwriting results, combined ratios and adjusted combined ratios (as described in footnote to table) for each of our property-liability underwriting business segments for the last three years. All data for 2000 and 1999 were reclassified to conform to our new segment reporting format implemented in 2001. Following the table are detailed analyses of our 2001 results and a look ahead to 2002 for each segment.

Year ended December 31	% of 2001 Written Premiums	2001	2000	1999
(Dollars in millions)				
PRIMARY INSURANCE OPERATIONS:				
Specialty Commercial				
Written premiums	27%	$ 2,109	$ 1,563	$ 1,322
Underwriting result		$ (181)	$ (10)	$ (191)
Combined ratio		108.6	97.9	113.6
*Adjusted combined ratio**		103.4	105.7	115.7
Commercial Lines Group				
Written premiums	20%	$ 1,604	$ 1,436	$ 1,303
Underwriting result		$ 4	$ 74	$ (189)
Combined ratio		98.2	94.7	113.3
*Adjusted combined ratio**		94.2	92.9	115.9
Surety and Construction				
Written premiums	13%	$ 991	$ 859	$ 826
Underwriting result		$ (33)	$ 68	$ (27)
Combined ratio		102.7	88.8	100.1
*Adjusted combined ratio**		104.0	95.1	102.8
Health Care				
Written premiums	10%	$ 770	$ 599	$ 545
Underwriting result		$ (985)	$ (241)	$ (70)
Combined ratio		222.9	139.5	114.8
*Adjusted combined ratio**		221.2	142.2	–
Lloyd's and Other				
Written premiums	8%	$ 608	$ 351	$ 201
Underwriting result		$ (374)	$ (86)	$ (23)
Combined ratio		164.2	123.1	112.2
*Adjusted combined ratio**		129.9	132.7	–
TOTAL PRIMARY INSURANCE				
Written premiums	78%	$ 6,082	$ 4,808	$ 4,197
Underwriting result		$ (1,569)	$ (195)	$ (500)
Combined ratio		126.5	103.1	111.2
*Adjusted combined ratio**		119.7	107.7	113.2
Reinsurance				
Written premiums	22%	$ 1,681	$ 1,076	$ 915
Underwriting result		$ (725)	$ (114)	$ 75
Combined ratio		145.6	112.0	92.2
*Adjusted combined ratio**		117.5	120.7	109.1
TOTAL PROPERTY-LIABILITY INSURANCE				
Written premiums	100%	$ 7,763	$ 5,884	$ 5,112
Underwriting result		$(2,294)	$ (309)	$ (425)
Statutory combined ratio:				
Loss and loss expense ratio		102.5	70.0	72.9
Underwriting expense ratio		28.1	34.8	35.0
Combined ratio		130.6	104.8	107.9
*Adjusted combined ratio**		119.3	110.4	112.4

** For purposes of meaningful comparison, adjusted combined ratios in all three years exclude the impact of the reinsurance treaties described on pages 18 and 19 of this report, and in 2001, the impact of the Sept. 11, 2001 terrorist attack.*

PROPERTY-LIABILITY INSURANCE

Primary Insurance Operations

Our primary insurance underwriting operations consist of five business segments that underwrite property-liability insurance and provide insurance-related products and services to commercial and professional customers. We utilize a network of more than 5,000 independent insurance agents and brokers to distribute the majority of our insurance products.

To provide a more meaningful analysis of the underlying performance of our property-liability business segments, the following discussion of segment results *excludes* the impact of the terrorist attack in 2001 *and* the reinsurance treaties in all three years. The impact of the terrorist attack on individual segment results was discussed on page 13 of this report, and the impact of the reinsurance treaties was discussed on pages 18 and 19 of this report.

PRIMARY INSURANCE OPERATIONS

Specialty Commercial

The business centers comprising this segment are designated specialty commercial operations because each provides dedicated underwriting, claim and risk control services that require specialized expertise, and each focuses exclusively on the respective customer group each serves. Those business centers are as follows.

Technology offers a comprehensive portfolio of specialty products and services to companies involved in telecommunications, information technology, medical technology, biotechnology and electronics manufacturing. _Financial and Professional Services ("FPS")_ provides coverages for financial institutions, including property, liability, professional liability and management liability coverages; financial products coverages for corporations and nonprofit organizations; and errors' and omissions' coverages for a variety of professionals such as lawyers, insurance agents and real estate agents. _Public Sector Services_ markets insurance products and services to cities, counties, townships and special governmental districts. _Discover Re_ serves retail brokers and insureds who are committed to the alternative risk transfer market, which is typically utilized by sophisticated insureds that are financially able to assume a substantial portion of their own losses.

Catastrophe Risk underwrites commercial property coverages for major U.S. corporations and personal property coverages in certain states exposed to earthquakes and hurricanes. _Ocean Marine_ provides insurance coverage internationally for ocean and inland waterways traffic. _Umbrella/Excess & Surplus Lines_ underwrites liability insurance, umbrella and excess liability coverages, and coverages for unique risks. _Oil & Gas_ provides specialized property and casualty products for customers involved in the exploration and production of oil and gas. _Transportation_ offers a broad range of coverage options for the trucking industry. _National Programs_ underwrites comprehensive insurance programs that are national in scope. The _International Specialty_ business center is comprised of specialty insurance business in several foreign countries that is managed on a regional basis.

The following table summarizes results for this segment for the last three years. Data for all three years exclude the impact of the corporate reinsurance program, and data for 2001 also exclude losses from the terrorist attack. Data including these factors is presented on page 21 of this report.

Year ended December 31	2001	2000	1999
(Dollars in millions)			
Written premiums	$ 2,131	$ 1,715	$ 1,361
Percentage increase over prior year	24%	26%	
GAAP underwriting result	$ (81)	$ (117)	$ (223)
Loss and loss adjustment expense ratio	78.1	78.6	83.4
Underwriting expense ratio	25.3	27.1	32.3
Combined ratio	103.4	105.7	115.7

2001 vs. 2000 – The following discussion analyzes the results of the respective business centers comprising the Specialty Commercial segment.

- *Financial & Professional Services* – Premium volume of $446 million in 2001 was 14% higher than 2000 written premiums of $390 million. The increase was driven by price increases that averaged 13% for the year, new business in both domestic and international markets and an incremental $12 million impact related to our elimination of the one-quarter reporting lag. The GAAP underwriting loss of $18 million in 2001 improved over the comparable 2000 loss of $34 million, primarily due to a reduction in prior-year loss reserves that was partially offset by an incremental $5 million loss related to our elimination of the one-quarter reporting lag.
- *Technology* – Written premiums of $427 million in 2001 grew 24% over comparable 2000 volume of $346 million. The increase was primarily the result of new business, price increases averaging 13% for the year and strong renewal retention rates. The 2001 GAAP underwriting profit of $37 million was nearly twice the comparable 2000 profit of $19 million, due to an improvement in current-year loss experience.
- *International Specialty* – In 2001, written premiums of $319 million grew 40% over 2000 premiums of $228 million. The elimination of the one-quarter reporting lag for a portion of this business center contributed $38 million of incremental written premiums in 2001. The remaining growth was centered in Europe and Canada and was primarily due to price increases. The GAAP underwriting loss of $97 million in 2001 included $23 million of additional losses resulting from the quarter-lag reporting change. Underwriting losses were $94 million in 2000. At the end of 2001, we announced our intention to withdraw from the majority of foreign operations that comprise this business center based on our conclusion that we were unlikely to achieve competitive scale in those geographic locations. We intend to continue underwriting business in the United Kingdom, Canada and Ireland.
- *Public Sector Services* – Written premiums totaled $227 million in 2001, 29% higher than 2000 premiums of $176 million. In early 2001, we acquired the right to seek to renew a book of municipality insurance business from Willis North America Inc., which was the primary contributor to premium growth in 2001. In addition, price increases averaged 11% in this business center in 2001. The GAAP underwriting profit of $10 million in 2001 was much improved over the comparable 2000 loss of $10 million, primarily due to favorable prior-year loss development.
- *Umbrella/Excess & Surplus Lines* – Written premiums of $144 million in 2001 grew 47% over comparable 2000 premium volume of $98 million. The launch of a new umbrella facility for retail agents and brokers was the primary contributor to premium growth in 2001. The GAAP underwriting loss of $36 million was worse than the 2000 loss of $25 million, primarily due to adverse prior-year loss development.
- *Discover Re* – Gross written premiums increased 64% to $712 million in 2001, and net written premiums of $127 million grew 33% over 2000 net premium volume of $96 million. Price increases averaged approximately 25% in 2001, while client retention ratios exceeded 80%. The GAAP underwriting profit of $9 million in 2001 was slightly improved over the comparable 2000 profit of $8 million.
- *National Programs* – Premium volume of $106 million in 2001 was 15% higher than 2000 written premiums of $92 million. Price increases averaged 19% in 2001, accounting for the majority of premium growth for the year. The 2001 GAAP underwriting loss of $25 million deteriorated slightly from the comparable 2000 loss of $22 million, primarily due to adverse prior-year loss development on selected accounts. Current-year loss experience improved significantly over comparable 2000 results.

- *Oil & Gas* – Written premiums of $105 million in 2001 grew 82% over 2000 written premiums of $58 million. The increase was due to price increases, averaging 24% for the year, and new business. The GAAP underwriting profit of $1 million in 2001 was much improved over the 2000 loss of $4 million, primarily due to an improvement in prior-year loss experience.
- *Ocean Marine* – Written premiums grew 8% in 2001 to $104 million, driven by price increases averaging 11% during the year. We continued to improve our book of marine business in 2001 through the non-renewal of poorly performing and inadequately priced accounts. The GAAP underwriting profit of $19 million in 2001 was a marked improvement over the 2000 profit of $1 million and resulted from favorable loss experience on both current and prior-year business.
- *Catastrophe Risk* – Gross written premiums increased 24% to $192 million in 2001 while net written premiums of $72 million were 26% below total 2000 net premiums of $96 million due to a significant increase in reinsurance purchases. The GAAP underwriting profit declined to $44 million in 2001 from the profit of $74 million recorded in 2000, due to the decline in earned premiums associated with the increased reinsurance cessions in 2001.
- *Transportation* – Written premiums of $54 million in 2001 grew 33% over the 2000 premium total of $41 million, driven primarily by price increases that averaged 24% during the year. The GAAP underwriting loss of $25 million in 2001 was slightly better than the 2000 loss of $30 million, primarily the result of an improvement in prior-year loss experience.

The decline in segment expense ratios in both 2001 and 2000 reflected the strong increase in premium volume in both years and the success of our aggressive expense control efforts in recent years that have enhanced the efficiency of our underwriting, risk control and claim operations throughout all business centers comprising the Specialty Commercial segment.

2000 vs. 1999 – Virtually every business center in the Specialty Commercial segment contributed to the 26% growth in written premiums over 1999, but the most significant increases occurred in our Technology and FPS business centers. Technology written premiums of $346 million were 52% ahead of the comparable 1999 total, driven by substantial new business volume, price increases averaging 9.5% and a strong renewal retention rate.

In FPS, a significant increase in non-U.S. business pushed 2000 written premiums to $390 million, 41% higher than 1999's total of $277 million. Early in 2000, our underwriting subsidiary in the United Kingdom was appointed by the Law Society of England and Wales to be one of its professional indemnity insurance providers. By year-end 2000, we had generated $65 million of FPS written premiums from this business.

The Ocean Marine business center was the most significant contributor to the improvement in results over 1999, recording an underwriting loss that was $59 million less than 1999. The improvement was largely the result of our late-1999 withdrawal from unprofitable river transportation business in the Midwest. The Technology business center posted an underwriting profit of $19 million, $23 million better than the comparable 1999 result. Favorable current and prior-year loss experience accounted for 2000's profitable performance. The FPS underwriting loss was $43 million worse than 1999, primarily due to adverse prior-year loss development in our U.S. operations and an increase in losses in our international operations.

2002 Outlook – Profitable growth and prudent risk selection will be our priorities in 2002 in the Specialty Commercial segment. With our withdrawal from most international markets announced at the end of 2001, we enter 2002 with a renewed focus on the U.S. domestic commercial marketplace. Our specialty focus in recent years has built a platform from which we can respond quickly to emerging customer needs in that marketplace. We intend to underwrite only that business priced at levels commensurate with our return on equity targets.

PRIMARY INSURANCE OPERATIONS
Commercial Lines Group

The Commercial Lines Group segment includes the *Small Commercial* business center, which serves small businesses, such as retailers, wholesalers, service companies, professional offices, manufacturers and contractors; the *Middle Market Commercial* business center, which provides comprehensive property and liability insurance for a wide variety of commercial manufacturing, distributing, retailing and property ownership enterprises where annual insurance costs range from $75,000 to $1 million; and our *Large Accounts* business center, which offers insurance programs to larger commercial businesses who are willing to share in their insurance risk through significant deductibles and self-insured retentions. The Commercial Lines Group segment also includes the results of our limited involvement in insurance pools.

The following table summarizes key financial data for each of the last three years in the Commercial Lines Group segment excluding losses resulting from the terrorist attack in 2001 and excluding the impact of the corporate reinsurance program in all three years. Data including these factors is presented on page 21 of this report.

Year ended December 31 (Dollars in millions)	2001	2000	1999
Written premiums	$ 1,687	$ 1,418	$ 1,358
Percentage increase over prior year	19%	4%	
GAAP underwriting result	$ 71	$ 98	$ (234)
Loss and loss adjustment expense ratio	64.0	58.7	80.2
Underwriting expense ratio	30.2	34.2	35.7
Combined ratio	94.2	92.9	115.9

2001 vs. 2000 – Premium growth in 2001 was driven by price increases, strong renewal retention rates and new business throughout the segment. Price increases averaged 14% in 2001, and the pace of those increases accelerated as the year progressed. Middle Market Commercial premiums totaled $971 million in 2001, 16% higher than 2000 premiums of $836 million. In the Small Commercial business center, premium volume of $579 million grew 19% over the comparable 2000 total of $485 million. In July 2001, we established a new service center in Atlanta, which contributed to premium growth in our Small Commercial operation by providing agents and brokers in the southeastern U.S. with a more efficient and cost-effective platform for placing small commercial business with us.

Each of the three business centers in this segment experienced an improvement in current accident year results, despite a $38 million increase in catastrophe losses in 2001. However, the magnitude of favorable prior-year development declined compared with 2000 levels, accounting for the deterioration in reported underwriting results. Results in 2001 benefited from a $128 million reduction in prior-year loss reserves, of which $93 million related to business written prior to 1988. In 2000, prior-year reserve reductions of approximately $260 million included $80 million for various general liability reserves, $69 million for workers' compensation reserves and $50 million for business written prior to 1988. Underwriting results in the Large Accounts business center were $31 million better than comparable 2000 results, driven by improvement in both current and prior-year loss experience.

The improvement in the expense ratio in 2001 reflected the combined impact of significant premium growth and a reduction in fixed expenses. Over the last three years, we have successfully implemented aggressive initiatives to reduce expenses and improve efficiency in this segment.

2000 vs. 1999 — The 4% increase in premium volume in 2000 was driven by significant price increases throughout the segment, the impact of which was partially offset by a targeted reduction in business volume in our Large Accounts business center, and a decline in premiums generated through our participation in insurance pools. Total written premiums in our Small Commercial and Middle Market Commercial business centers increased a combined 7% over 1999, largely due to price increases that averaged 9% for the year. The $332 million improvement in underwriting results in 2000 was centered in our Small Commercial and Middle Market Commercial operations, and reflected the impact of significant prior-year reserve reductions, as well as price increases and tightened underwriting standards aimed at eliminating underperforming accounts from our book of business.

2002 Outlook – We believe the aggressive initiatives undertaken in recent years to reduce expenses, solidify our agency relationships and streamline our claim organization have positioned us well to capitalize on new opportunities emerging in the standard commercial marketplace. We will focus on further strengthening our pricing structure, while managing our renewal retentions, new business growth and portfolio mix. We will continue to build our small commercial platform to better serve our agents, brokers and insureds. Quality risk selection and aggressive expense management will remain our highest priorities in 2002, as we pursue profitable growth in our Commercial Lines Group segment.

PRIMARY INSURANCE OPERATIONS

Surety and Construction

The *Surety* business center underwrites predominantly contract surety bonds, which guarantee that third parties will be indemnified against the nonperformance of contractual obligations. The Surety business center includes our subsidiary Afianzadora Insurgentes, the largest surety bond underwriter in Mexico. Based on 2000 premium volume, our surety operations are the largest in North America, and the largest in the world. The *Construction* business center delivers value-added products and services, including traditional insurance and financial and risk management solutions, to a broad range of contractors and owners of construction projects.

The following table summarizes results for this segment for the last three years. Results presented for all three years exclude the impact of the corporate reinsurance program, and results for 2001 also exclude losses resulting from the terrorist attack. Data including these factors is presented on page 21 of this report.

Year ended December 31	2001	2000	1999
(Dollars in millions)			
Written premiums	$ 1,024	$ 925	$ 852
Percentage increase over prior year	11%	9%	
GAAP underwriting result	$ (47)	$ 23	$ (49)
Loss and loss adjustment expense ratio	68.2	55.1	62.6
Underwriting expense ratio	35.8	40.0	40.2
Combined ratio	104.0	95.1	102.8

2001 vs. 2000 – The 11% increase in premium volume in 2001 was primarily due to price increases in the Construction business center, which averaged 18% for the year. Construction premiums totaled $609 million in 2001, compared with $472 million in 2000. Surety premiums of $415 million declined 8% compared with 2000, reflecting the impact of tightened underwriting standards we began to implement near the end of 1999 in anticipation of an economic slowdown in both the United States and Mexico. As that slowdown materialized in 2001, our tightened standards had produced a more conservative risk profile of our commercial surety exposures. An increase in reinsurance costs was also a factor in the decline in Surety's net written premiums in 2001.

Both business centers contributed to the deterioration in underwriting results compared with 2000. The Surety underwriting profit of $11 million declined from the comparable 2000 profit of $34 million, reflecting an increase in losses amid the economic downturn in the U.S. Also included in the 2001 Surety result was a $10 million provision for losses associated with Enron Corporation's bankruptcy filing late in the year.

The Construction underwriting loss of $58 million in 2001 deteriorated from 2000's comparable loss of $11 million, driven by adverse loss development on prior-year business that prompted a $24 million provision to strengthen reserves. Current accident year loss experience in 2001 was much improved over 2000, reflecting the impact of aggressive underwriting initiatives implemented over the last three years. Construction's 2000 underwriting result included the benefit of prior-year reserve reductions totaling $57 million, including $33 million of workers' compensation loss reserves. The strong improvement in the segment expense ratio over 2000 reflected the combined effect of Construction's written premium growth and active management of expenses in both business centers.

2000 vs. 1999 – Both business centers achieved written premium growth in 2000. Surety premiums of $453 million grew 8% over 1999, and Construction premiums of $472 million were 9% higher than the 1999 total. The increases reflected strong economic conditions in both the U.S. and Mexico, which fueled growth in the construction industry and, in turn, the demand for contract surety products. Price increases averaging 15% in the Construction business center were also a significant factor contributing to premium growth in 2000. Construction's underwriting result improved by $78 million over 1999, due to favorable prior-year loss development, which included the $33 million reduction in workers' compensation reserves. Surety's underwriting profit of $34 million was $6 million less than the comparable 1999 profit, due to increased claim activity on two large accounts in Mexico.

2002 Outlook – In early 2002, we expect to close on our purchase of London Guarantee Insurance Company, a specialty property-liability insurance company focused on providing surety products, and management liability, bond, and professional indemnity products. London Guarantee, headquartered in Toronto, generated approximately $53 million (Canadian) in surety net written premiums in 2001. In addition, late in 2001, our Surety operation acquired the right to seek to renew surety bond business underwritten by Fireman's Fund Insurance Company, without assuming any past liabilities. This transaction is expected to enhance our position in 2002 as the largest surety underwriter in the U.S. by increasing our market penetration in western states. In the current economic environment, we will maintain a conservative underwriting profile in our Surety and Construction operations while continuing to aggressively seek additional price increases. The anticipated higher cost and limited availability of surety reinsurance in 2002 is expected to further tighten underwriting standards for certain types of surety bonds and will likely result in significant price increases for the surety customer.

PRIMARY INSURANCE OPERATIONS

Health Care

The Health Care segment historically has provided a wide range of insurance products and services throughout the entire health care delivery system, including individual physicians and other health care providers, physician groups, hospitals, managed care organizations and long-term care facilities. In the fourth quarter of 2001, we announced our intention to exit the medical liability insurance market subject to applicable regulatory requirements.

The following table summarizes key financial data for each of the last three years in this segment. Data for all years exclude the impact of the corporate reinsurance program, and data for 2001 exclude losses resulting from the terrorist attack. Data including these factors is presented on page 21 of this report.

Year ended December 31	**2001**	2000	1999
(Dollars in millions)			
Written premiums	**$ 776**	$ 659	$ 545
Percentage increase over prior year	**18%**	21%	
GAAP underwriting result	**$ (979)**	$ (284)	$ (70)
Loss and loss adjustment expense ratio	**197.9**	116.5	87.8
Underwriting expense ratio	**23.3**	25.7	27.0
Combined ratio	**221.2**	142.2	114.8

2001 vs. 2000 – Price increases averaging 27% in 2001 were the primary factor in the 18% growth in written premiums over 2000. In addition, a full year of business volume generated by MMI, acquired in April 2000, contributed to premium growth in 2001. However, we significantly curtailed the amount of new Health Care business in 2001, due to an unfavorable pricing environment and unacceptable loss experience in most of the lines of business and geographic locations where we offered our products.

The nearly $1 billion underwriting loss in 2001 was driven by provisions to strengthen loss reserves for prior accident years, particularly the years 1997 through 1999. The prior-year reserve increases, which totaled $735 million for the year, culminated in a $540 million provision in December that coincided with our announcement that we would exit the medical liability market. The 2001 reserve increases followed $225 million of increases recorded in 2000 that primarily related to our long-term care and major accounts lines of business. The reserve increases in 2000 were prompted by an increase in the severity of losses driven by the rapidly escalating amounts that were awarded by juries in professional liability lawsuits.

Through the first nine months of 2001, our actuarial analyses indicated that prior-year reserve actions were necessary, as we determined that claim severity on the specific lines of business identified in 2000 was continuing to increase at a very high rate. We also determined that the worsening severity was not limited solely to those lines. As a result, we recorded additional prior-year reserve provisions totaling $195 million in the first nine months of the year. In the fourth quarter, as loss severity continued to escalate, we performed a comprehensive re-evaluation of the underlying assumptions and projections supporting our reserve positions. We concluded that a significant additional provision to prior-year medical liability loss reserves was necessary, and announced our intent to fully withdraw from this market segment due to minimal prospects for future profitability.

As part of the strategic review that led to our decision to exit the medical liability business, our analysis of the unamortized goodwill asset of $64 million related to the MMI acquisition indicated that approximately $56 million of that goodwill was not recoverable, and that amount was written off in the fourth quarter of 2001. The remaining goodwill deemed recoverable was related to that portion of MMI's ongoing consulting business that was not placed in runoff.

2000 vs. 1999 – Health Care premium volume in 2000 included $98 million of premiums from MMI's domestic operations. In 1999, the written premium total included a one-time premium of $37 million recorded on one three-year policy. Excluding that premium and MMI's incremental contribution in 2000, premium volume in 2000 was 11% higher than 1999. The increase was driven by price increases, new business in selected coverages and higher renewal retention ratios on accounts targeted for renewal. The significant deterioration in underwriting results compared with 1999 was driven by losses incurred in our long-term care and major accounts books of business, including but not limited to business acquired in the MMI transaction. Sharp increases in the amounts awarded in jury verdicts against the large entities served by the major accounts business center caused us to strengthen previously established loss reserves for these coverages. MMI accounted for $256 million of the Health Care underwriting loss in 2000, a substantial portion of which resulted from losses in its major accounts business.

2002 Outlook – Our focus in 2002 will be on the efficient runoff of our Health Care business. As of Jan. 23, 2002, we had not renewed or had given notice of our intention not to renew business that accounted for approximately 80% of the Health Care segment's premium volume in 2001. The remaining 20% represented business in states where we are awaiting regulatory approval to withdraw from the market. We anticipate approximately $400 million of domestic Health Care written premium volume in 2002, 50% of which is expected to result from reporting endorsements on business being exited. We expect underwriting losses to decline significantly in 2002.

PRIMARY INSURANCE OPERATIONS

Lloyd's and Other

This business segment consists of the following components: our operations at Lloyd's, where we provide capital to five underwriting syndicates and own a managing agency; our participation in the insuring of the Lloyd's Central Fund, which would be utilized if an individual member of Lloyd's were to be unable to pay its share of a syndicate's losses; and results from MMI's London-based insurance operation, Unionamerica, placed in runoff in 2000 except for certain business it is contractually obligated to continue writing through 2004. As discussed on pages 13 and 14 of this report, we announced in late 2001 that we would cease underwriting certain business through Lloyd's beginning in 2002, and would, when current contractual commitments expire in 2003, end our involvement in the insuring of the Lloyd's Central Fund.

The following table summarizes results for this segment for the last three years. Data for 2001 exclude losses from the terrorist attack, and data for all three years exclude the impact of the corporate reinsurance program. Data including these factors is presented on page 21 of this report.

Year ended December 31	2001	2000	1999
(Dollars in millions)			
Written premiums	$ 599	$ 430	$ 201
Percentage increase over prior year	39%	114%	
GAAP underwriting result	$ (173)	$ (144)	$ (23)
Loss and loss adjustment expense ratio	101.7	102.5	84.2
Underwriting expense ratio	28.2	30.2	28.0
Combined ratio	129.9	132.7	112.2

2001 vs. 2000 – Premium growth in 2001 was primarily due to new business resulting from our increased capacity in several syndicates at Lloyd's. Our Lloyd's premium volume totaled $500 million in 2001, compared with $331 million in 2000. In addition, price increases in our operations at Lloyd's averaged nearly 20% for the year, and began to accelerate further after the Sept. 11 terrorist attack. Unionamerica generated $99 million of written premiums in each of 2001 and 2000. Although we ceased new business activity at Unionamerica late in 2000, we are contractually obligated to continue underwriting business in certain Unionamerica syndicates at Lloyd's through 2004.

The deterioration in underwriting results compared with 2000 was the result of adverse prior-year loss development in several Lloyd's syndicates, particularly those associated with North American liability coverages. In addition, poor prior-year loss experience and the write-off of uncollectible reinsurance receivables in our financial and professional services syndicate contributed to the increase in underwriting losses in 2001. Unionamerica generated an underwriting loss of $61 million in 2001, compared with $63 million in 2000. The majority of Unionamerica's losses in both years were the result of adverse development on business written in prior years.

2000 vs. 1999 – The addition of Unionamerica accounted for $99 million of written premium volume in 2000. Excluding Unionamerica, the 65% increase in premiums over 1999 was driven by growth in our Lloyd's operations, where we expanded our investment in several specialty underwriting syndicates. Premiums generated at Lloyd's in 2000 totaled $331 million, compared with $201 million in 1999. Underwriting results in 2000 suffered from significant adverse prior-year loss development at Unionamerica and deterioration in several syndicates' results at Lloyd's. Subsequent to our acquisition of MMI, we strengthened Unionamerica's loss reserves and ceased writing new business in that entity, except where contractually required. At Lloyd's, underwriting losses were centered in a syndicate specializing in financial and professional liability coverage and in an aviation syndicate, which incurred significant losses from a number of airline accidents.

2002 Outlook – In 2002, we will limit our operations at Lloyd's to the following types of coverage which we believe offer the greatest potential for profitable growth: aviation, marine, financial and professional services, property, kidnap and ransom, accident and health, creditor, specialist London market reinsurance, and other personal specialty products. We anticipate additional significant price increases on business written through Lloyd's, as worldwide insurance markets continue to harden in the aftermath of the Sept. 11 terrorist attack.

REINSURANCE

St. Paul Re

Our Reinsurance segment, St. Paul Re, underwrites traditional treaty and facultative reinsurance for property, liability, ocean marine, surety and certain specialty classes of coverage for leading property-liability insurance companies worldwide. St. Paul Re also underwrites certain types of "non-traditional" reinsurance, which provides limited traditional underwriting risk combined with financial risk protection. As discussed on page 14 of this report, we announced in late 2001 that we would cease underwriting certain types of reinsurance coverages in 2002.

The following table summarizes results for this segment for the last three years. Data for all three years exclude the impact of the reinsurance treaties, and data for 2001 exclude the impact of the terrorist attack. Data including these factors is presented on page 21 of this report.

Year ended December 31	**2001**	2000	1999
(Dollars in millions)			
Written premiums	**$ 1,593**	$ 1,211	$ 1,068
Percentage increase over prior year	**32%**	13%	
GAAP underwriting result	**$ (268)**	$ (242)	$ (87)
Loss and loss adjustment expense ratio	**85.3**	85.4	79.1
Underwriting expense ratio	**32.2**	35.3	30.0
Combined ratio	**117.5**	120.7	109.1

2001 vs. 2000 – The increase in written premiums in 2001 was driven by new business growth in St. Paul Re's North American casualty and property lines and strong price increases across virtually all lines of business. The pace of price increases continued to grow in 2001, and those increases accelerated in the fourth quarter in the aftermath of the terrorist attack. The deterioration in underwriting results in 2001 occurred throughout our reinsurance operations. In our North American casualty business, losses were concentrated in large commercial program reinsurance. For North American property business, an increase in the frequency and severity of losses was the primary factor driving the deterioration from 2000. We also experienced deterioration in satellite and aviation loss experience in 2001. Catastrophe losses (excluding the terrorist attack) totaled $66 million in the Reinsurance segment in 2001, driven by losses from the explosion of a chemical plant in Toulouse, France and Tropical Storm Allison in the U.S. Reinsurance catastrophe losses in 2000 totaled $135 million.

2000 vs. 1999 – Premium growth in 2000 was driven by new business opportunities in the non-traditional reinsurance market and significant price increases across virtually all lines of traditional reinsurance coverages. Non-traditional business accounted for $142 million of St. Paul Re's premium growth over 1999. In addition, price increases and new business fueled an $84 million increase in North American casualty premium volume in 2000.

The deterioration in underwriting results was due to significant adverse loss development from years prior to 2000. Catastrophe losses incurred in 2000 totaled $135 million, of which $115 million represented additional losses on events occurring in 1999 and prior years. Flooding in the United Kingdom, which accounted for $20 million in losses, was the only major event in 2000 contributing to the 2000 catastrophe total. Adverse prior-year loss development on retrocessional business written in St. Paul Re's London operations also played a significant role in 2000's underwriting loss. In addition, our North American casualty business accounted for $130 million of underwriting losses in 2000.

During 2000, St. Paul Re reduced its estimate of ultimate losses on certain non-traditional reinsurance business by $56 million, and made a corresponding increase in its estimate of reserves for contingent commissions by $66 million. Although these changes in estimate did not have a significant impact on underwriting results for the year, they did distort the components of the combined ratio in the table above. Excluding these changes, the loss ratio would have been 89.8, and the expense ratio would have been 29.8 (both excluding the benefits of the reinsurance treaties).

2002 Outlook – In December 2001, we announced plans to restructure our reinsurance segment. We intend to reduce the scale of our business to lessen the volatility in our reported results, and focus on established lines of business in which we have a consistently successful track record. We will close branch offices in several foreign locations. We will continue to write the following lines of business: property catastrophe; excess-of-loss casualty; marine; and certain non-traditional reinsurance. In addition, we will write selected other classes of business on an opportunistic basis when we believe pricing and terms to be acceptable. Price increases on reinsurance coverages continue to accelerate. Most of the reinsurance business we underwrite renews on Jan. 1, and the business we recorded on Jan. 1, 2002 renewals reflected average price increases of 35%. We believe improving market conditions in 2002 provide the opportunity for profitable growth in those lines of business where we are focusing our efforts.

PROPERTY-LIABILITY INSURANCE

Investment Operations

Our investment operations' primary objective is to maximize investment returns and generate sufficient liquidity to fund our cash requirements, primarily consisting of insurance claim payments. The funds we invest are generated by underwriting cash flows, consisting of premiums collected less losses and expenses paid, and by investment cash flows, consisting of income received on existing investments and proceeds from sales and maturities of investments.

The majority of funds available for investment are deployed in a widely diversified portfolio of predominantly investment-grade fixed maturities, consisting primarily of government-issued securities and corporate bonds. We also invest lesser amounts in equity securities, venture capital and real estate with the goal of producing long-term growth in the value of our invested asset base and ultimately enhancing shareholder value. The latter three investment classes have the potential for higher returns but also involve a greater degree of risk, including less stable rates of return and less liquidity.

The following table summarizes the composition and carrying value of our property-liability investment segment's portfolio at the end of 2001 and 2000. More information on each investment class follows the table.

December 31	**2001**	2000
(In millions)		
CARRYING VALUE		
Fixed maturities	**$15,756**	$14,584
Equities	**1,110**	1,396
Real estate and mortgage loans	**972**	1,025
Venture capital	**859**	1,064
Securities on loan	**775**	1,207
Short-term investments	**2,043**	2,223
Other investments	**67**	183
Total investments	**$21,582**	$21,682

Fixed Maturities – Our fixed maturities portfolio is primarily composed of high-quality, intermediate-term taxable U.S. government, corporate and mortgage-backed bonds, and tax-exempt U.S. municipal bonds. We manage our bond portfolio conservatively, investing almost exclusively in investment-grade (BBB- or better) securities. At Dec. 31, 2001, approximately 95% of our portfolio was rated investment grade, with the remaining 5% split between high-yield and nonrated securities, most of which we believe would be considered investment-grade if rated.

We participate in a securities lending program whereby certain fixed maturities from our portfolio are loaned to other institutions for short periods of time. We receive a fee from the borrower in return. We require collateral equal to 102% of the fair value of the loaned securities, and we record the cash collateral received as a liability. The collateral is invested in short-term investments and reported as such on our balance sheet. The market value of the securities on loan is reclassified out of fixed maturities and shown as a separate investment asset on our balance sheet. We continue to earn interest on the securities on loan, and earn a portion of the interest related to the short-term investments.

The amortized cost of our fixed maturities portfolio at the end of 2001 was $15.2 billion, $1 billion higher than the comparable total of $14.2 billion at the end of 2000. The increase was partially due to the $432 million decline in securities on loan. Our level of fixed maturity invested assets benefited near the end of the year from the investment of $335 million in cash proceeds from the sale of F&G Life in September, and the investment of proceeds from our issuance of preferred securities in November. We ultimately contributed $500 million of the net proceeds of the issue to the policyholders' surplus of our primary domestic insurance underwriting subsidiary, St. Paul Fire and Marine Insurance Company, which subsequently invested the funds in taxable fixed maturities. These investments more than offset the decline in our fixed maturity portfolio through the first nine months of 2001 which had resulted from net sales of investments to fund operational cash requirements (primarily insurance claim payments).

We carry bonds on our balance sheet at market value, with the corresponding appreciation or depreciation recorded in shareholders' equity, net of taxes. The market values of our bonds fluctuate with changes in market interest rates and changes in yield differentials between fixed-maturity asset classes. If we believe a decline in value of any of our bonds is other than temporary, we write down the asset for the decline and record a realized loss on our statement of operations.

At the end of 2001, the pretax unrealized appreciation of our bond portfolio was $563 million, compared with unrealized appreciation of $380 million at the end of 2000. The significant decline in interest rates during 2001 was the primary factor in the increase in unrealized appreciation. The Federal Reserve reduced short-term rates 11 times in 2001 for a cumulative total of 4.75% in response to the economic slowdown in the United States. The increase in unrealized appreciation was not as large as might have been expected given the magnitude of interest rate declines in 2001, as the market value of our holdings began to increase significantly prior to the end of 2000 in anticipation of the Federal Reserve actions to reduce rates.

Our decision whether to purchase taxable or tax-exempt securities is driven by corporate tax considerations, and the relationship between taxable and tax-exempt yields at the time of purchase. In each of the last three years, a significant majority of our new fixed maturity purchases consisted of taxable bonds. The average yield on taxable bonds purchased in 2001 was 6.5%, compared with 7.7% in 2000 and 7.2% in 1999. The decline in 2001 reflected the impact of the Federal Reserve rate actions. Taxable bonds accounted for 70% of our fixed maturity portfolio at year-end 2001. The bond portfolio in total carried a weighted average pretax yield of 6.6% at Dec. 31, 2001, compared with 6.8% at the end of 2000.

Reported pretax investment income generated from our fixed maturities portfolio in 2001 totaled $1.11 billion, down 5% from comparable 2000 investment income of $1.16 billion. Investment income in 2001 and 2000 included $14 million and $11 million, respectively, from the elimination of one-quarter reporting lags in each year for portions of our foreign operations. The decline in investment income in 2001 reflected the lower level of fixed maturity invested assets during much of 2001 and the decline in yields on new investments. In 2000, excluding the incremental impact of the MMI acquisition and the elimination of the one-quarter reporting lag, fixed maturities investment income was approximately 5% below comparable 1999 investment income, due to net sales of investments to fund operational cash needs. Funds available for investment in the last three years were also reduced by cumulative premium payments of $639 million related to our corporate reinsurance program.

Equities – Our equity holdings consist of a diversified portfolio of common stocks, which accounted for 5% of total investments (at cost) at Dec. 31, 2001. Equity markets in the United States in 2001 suffered from the economic slowdown and the Sept. 11 terrorist attack. The total return on our equity portfolio in 2001 (encompassing dividend income, realized gains and losses, and the change in unrealized appreciation) was (20.7%), and our five-year return through 2001 was approximately 10.5%. Despite the negative return in 2001, the $1.10 billion market value of our portfolio at Dec. 31, 2001 still exceeded its cost by $52 million. At the end of 2000, the pretax unrealized appreciation included in the $1.40 billion carrying value totaled $326 million.

Real Estate and Mortgage Loans – Real estate ($838 million carrying value) and mortgage loans ($134 million carrying value) comprised 5% of our total property-liability investments at the end of 2001. Our real estate holdings primarily consist of commercial office and warehouse properties that we own directly or in which we have a partial interest through joint ventures. Our properties are geographically distributed throughout the United States and had an occupancy rate of 95% at year-end 2001. These investments produced pretax income of $97 million in 2001 and $63 million in 2000, and generated cash flows totaling $138 million in 2001 and $90 million in 2000. The increase in investment income and cash flows in 2001 was primarily due to earnings from a Southern California residential land development. We did not make any significant real estate purchases in 2001 or 2000.

We acquired the portfolio of mortgage loans in the 1998 merger with USF&G. The loans, which are collateralized by income-producing real estate, produced investment income of $18 million in 2001 and $27 million in 2000. Net pay downs and repayments of the loans totaled $51 million in 2001 and $204 million in 2000. We did not originate any new loans in either of the last two years.

Venture Capital – Venture capital comprised 4% of our invested assets (at cost) at the end of 2001. These private investments span a variety of industries but are concentrated in information technology, health care and consumer products. In 2001, we invested $289 million in this asset class, compared with $296 million in 2000. Our total return on average net venture capital investments (encompassing dividend income, realized gains and losses, and the change in unrealized appreciation) was (41.5%) in 2001. The negative return in 2001 was driven by a significant decline in the unrealized appreciation of our investments in the difficult market environment that characterized the year. Much of this appreciation had accumulated during favorable market conditions in recent years. In 2000, our portfolio produced a total pretax return on average net assets of 52%, primarily the result of pretax realized gains totaling $554 million for the year. The carrying value of the venture capital portfolio at year-end 2001 and 2000 included unrealized appreciation of $93 million and $406 million, respectively.

Realized Investment Gains and Losses – The following table summarizes our property-liability operations' pretax realized gains and losses by investment class for each of the last three years.

Year ended December 31 (In millions)	**2001**	2000	1999
PRETAX REALIZED INVESTMENT GAINS (LOSSES)			
Fixed maturities	**$ (77)**	$ (29)	$ (19)
Equities	**(4)**	87	118
Real estate and mortgage loans	**4**	4	18
Venture capital	**(43)**	554	158
Other investments	**(6)**	8	(1)
Total	**$ (126)**	$ 624	$ 274

Pretax realized losses in the fixed maturities category in 2001 were driven by write-downs in the carrying value of certain of our bond holdings. These write-downs included a $20 million write-down of various Argentina government and corporate bonds following economic upheaval in that country, and a $19 million write-down in Enron Corporation bonds following that company's bankruptcy filing. The remaining carrying values of our Argentina and Enron investments at Dec. 31, 2001 totaled $21 million and $5 million, respectively. Venture capital realized losses in 2001 primarily resulted from the sale of several of our direct investments.

Venture capital realized gains in 2000 and 1999 were primarily driven by sales of and distributions from investments in technology-related companies. The single largest gain in 2000, $117 million, resulted from the sale of our direct investment in Flycast Communications Corp., a leading provider of Internet direct response solutions.

2002 Investment Outlook – We do not anticipate investment income growth in 2002. Although underwriting cash flow in 2002 is expected to improve due to price increases realized in our continuing operations, that improvement will be diminished by the anticipated cash payments associated with the runoff of reserves in businesses that we are exiting and other cash payments, including claim payments resulting from the terrorist attack. In addition, yields on new fixed maturities investments in 2002 are expected to be lower than those on maturing securities.

With funds provided from maturing investments in 2002, new investment purchases will be concentrated in taxable, investment-grade bonds, with additional capital allocated to our other asset classes as market conditions warrant. We anticipate improving economic conditions will improve equity valuations in 2002, but we expect to realize only modest gains in our venture capital portfolio.

PROPERTY-LIABILITY UNDERWRITING

Loss and Loss Adjustment Expense Reserves

Our loss reserves reflect estimates of total losses and loss adjustment expenses we will ultimately have to pay under insurance and reinsurance policies. These include losses that have been reported but not settled, and losses that have been incurred but not reported to us ("IBNR"). Loss reserves for certain workers' compensation business and certain assumed reinsurance contracts are discounted to present value. We reduce our loss reserves for estimates of salvage and subrogation.

For reported losses, we establish reserves on a "case" basis within the parameters of coverage provided in the insurance policy or reinsurance agreement. For IBNR losses, we estimate reserves using established actuarial methods. Our case and IBNR reserve estimates consider such variables as past loss experience, changes in legislative conditions, changes in judicial interpretation of legal liability and policy coverages, and inflation. We consider not only monetary increases in the cost of what we insure, but also changes in societal factors that influence jury verdicts and case law and, in turn, claim costs.

Because many of the coverages we offer involve claims that may not ultimately be settled for many years after they are incurred, subjective judgments as to our ultimate exposure to losses are an integral and necessary component of our loss reserving process. We record our reserves by considering a range of estimates bounded by a high and low point. Within that range, we record our best estimate. We continually review our reserves, using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. We adjust reserves established in prior years as loss experience develops and new information becomes available. Adjustments to previously estimated reserves are reflected in our financial results in the periods in which they are made.

While our reported reserves make a reasonable provision for all of our unpaid loss and loss adjustment expense obligations, it should be noted that the process of estimating required reserves does, by its very nature, involve uncertainty. The level of uncertainty can be influenced by such things as the existence of coverages with long duration payment patterns and changes in claim handling practices. Many of the insurance subsidiaries within The St. Paul's group have written coverages with long duration payment patterns such as medical professional liability, large deductible workers' compensation and assumed reinsurance. In addition, claim handling practices change and evolve over the years. For example, new initiatives are commenced, claim offices are reorganized and relocated, claim handling responsibilities of individual adjusters are changed, use of a call center is increased, use of technology is increased, caseload issues and case reserving practices are monitored more frequently, etc. However, these are sources of uncertainty that we have recognized in establishing our reserves.

Note 9 to the financial statements includes a reconciliation of our beginning and ending loss and loss adjustment expense reserves for each of the years 2001, 2000 and 1999. That reconciliation shows that we recorded an increase in the loss provision from continuing operations for claims incurred in prior years totaling $577 million in 2001, compared with reductions in prior-year incurred losses of $265 million and $208 million in 2000 and 1999, respectively.

The increase in prior-year loss provisions in 2001 was driven by additional losses emerging in our Health Care segment. In 2000, loss trends in this segment had indicated an increase in the severity of claims incurred in the 1995 through 1997 accident years; accordingly, we recorded a provision for prior-year losses. In 2001, loss activity continued to increase not only for the years 1995 through 1997, but also 1998, and early activity on claims incurred in the years 1999 through 2001 indicated an increase in severity for those years. Those developments led us to a much different view of loss development in this segment, which in turn caused us to record provisions for prior-year losses totaling $735 million in this segment in 2001. At the end of the year, we announced our intention to withdraw fully from the medical liability insurance market.

A reduction in prior-year losses was recorded in 2000 and 1999. In 2000, the favorable prior-year loss development was widespread across lines of business with the exception of the Health Care segment. In 1999, favorable prior-year loss development in several lines of business, including workers' compensation and assumed reinsurance, was partially offset by adverse development in our Ocean Marine operation and certain commercial business centers.

PROPERTY-LIABILITY UNDERWRITING

Environmental and Asbestos Claims

We continue to receive claims alleging injury or damage from environmental pollution or seeking payment for the cost to clean up polluted sites. We also receive asbestos injury claims tendered under general liability policies. The vast majority of these claims arise from policies written many years ago. Significant legal issues, primarily pertaining to the scope of coverage, complicate our alleged liability for both environmental and asbestos claims. In our opinion, court decisions in certain jurisdictions have tended to broaden insurance coverage beyond the intent of original insurance policies.

Our ultimate liability for environmental claims is difficult to estimate because of these legal issues. Insured parties have submitted claims for losses that in our view are not covered in their respective insurance policies, and the final resolution of these claims may be subject to lengthy litigation, making it difficult to estimate our potential liability. In addition, variables such as the length of time necessary to clean up a polluted site, and controversies surrounding the identity of the responsible party and the degree of remediation deemed necessary, make it difficult to estimate the total cost of an environmental claim.

Estimating our ultimate liability for asbestos claims is also very difficult. The primary factors influencing our estimate of the total cost of these claims are case law and a history of prior claim development, both of which are still developing.

The following table represents a reconciliation of total gross and net environmental reserve development for each of the years in the three-year period ended Dec. 31, 2001. Amounts in the "net" column are reduced by reinsurance recoverables.

	2001 Gross	2001 Net	2000 Gross	2000 Net	1999 Gross	1999 Net
(In millions)						
ENVIRONMENTAL						
Beginning reserves	$ 665	$ 563	$ 698	$ 599	$ 783	$ 645
Incurred losses	1	18	25	14	(33)	1
Paid losses	(84)	(74)	(58)	(50)	(52)	(47)
Ending reserves	$ 582	$ 507	$ 665	$ 563	$ 698	$ 599

The following table represents a reconciliation of total gross and net reserve development for asbestos claims for each of the years in the three-year period ended Dec. 31, 2001. Amounts in the "net" column are reduced by reinsurance recoverables.

	2001 Gross	2001 Net	2000 Gross	2000 Net	1999 Gross	1999 Net
(In millions)						
ASBESTOS						
Beginning reserves	$ 397	$ 299	$ 398	$ 298	$ 402	$ 277
Incurred losses	133	110	41	33	28	51
Paid losses	(52)	(42)	(42)	(32)	(32)	(30)
Ending reserves	$ 478	$ 367	$ 397	$ 299	$ 398	$ 298

Our reserves for environmental and asbestos losses at Dec. 31, 2001 represent our estimate of our ultimate liability for such losses, based on all information currently available to us. Because of the inherent difficulty in estimating such losses, however, we cannot give assurances that our ultimate liability for environmental and asbestos losses will, in fact, match our current reserves. We continue to evaluate new information and developing loss patterns. We believe any future additional loss provisions for, or settlement of, environmental and asbestos claims will not materially impact our financial position, but may materially impact our results of operations or liquidity in the period in which such provisions or settlements occur.

In 2001, we completed a periodic analysis of environmental and asbestos reserves at one of our subsidiaries in the United Kingdom. The analysis was based on a policy-by-policy review of our known and unknown exposure to damages arising from environmental pollution and asbestos litigation. The analysis concluded that loss experience for environmental exposures was developing more favorably than anticipated, while loss experience for asbestos exposures was developing less favorably than anticipated. The divergence in loss experience had an offsetting impact on respective reserves for environmental and asbestos exposures; as a result, we recorded a $48 million reduction in net incurred environmental losses in 2001, and an increase in net incurred asbestos losses for the same amount.

Total gross environmental and asbestos reserves at Dec. 31, 2001 of $1.06 billion represented approximately 5% of gross consolidated reserves of $22.1 billion.

Record sales and strong asset growth lead to Nuveen's seventh consecutive year of record earnings

ASSET MANAGEMENT
The John Nuveen Company

We hold a 77% interest in The John Nuveen Company ("Nuveen"), which constitutes our asset management segment. Nuveen's core businesses are asset management, and the development, marketing and distribution of investment products and services for the affluent, high net worth and institutional market segments. Nuveen distributes its investment products and services, including mutual funds, exchange-traded funds, defined portfolios and individually managed accounts, to the affluent and high net worth market segments through unaffiliated intermediary firms including broker-dealers, commercial banks, affiliates of insurance providers, financial planners, accountants, consultants and investment advisors. Nuveen provides investment products and services directly to the institutional market. The Company markets its capabilities under three distinct brands: Nuveen, a leader in tax-free investments; Rittenhouse, a retail managed account service platform; and Symphony, a leading institutional manager of market-neutral and other investment portfolios. Nuveen is listed on the New York Stock Exchange, trading under the symbol "JNC."

The following table summarizes Nuveen's key financial data for the last three years.

Year ended December 31	2001	2000	1999
(In millions)			
Revenues	$ 378	$ 376	$ 353
Expenses	190	201	193
Pretax income	188	175	160
Minority interest	(46)	(40)	(37)
The St. Paul's share of pretax income	$ 142	$ 135	$ 123
Assets under management	$68,485	$ 62,011	$59,784

Nuveen provides consultative services to financial advisors on managed assets for fee-based customers, and structured investment services for transaction-based advisors. These activities generate three principal sources of revenue: (1) ongoing advisory fees earned on assets under management, including individually managed accounts, mutual funds and exchange-traded funds; (2) distribution revenues earned upon the sale of defined portfolio and mutual fund products and (3) fees earned on certain institutional accounts based on the performance of such accounts.

In July 2001, Nuveen acquired Symphony Asset Management LLC ("Symphony"), an institutional investment manager based in San Francisco with approximately $4 billion in assets under management. As a result of the acquisition, Nuveen's product offerings were expanded to include managed accounts and funds designed to reduce risk through market-neutral and other strategies in several equity and fixed-income asset classes for institutional investors.

In 2001, gross sales of investment products increased 32% to $14.2 billion, driven by continuing success with exchange-traded funds. Nuveen launched 20 new municipal funds, as well as a REIT-based fund, issuing approximately $2.8 billion of new municipal exchange-traded fund common shares and $1.2 billion in MuniPreferred™ shares. Reflecting the strength of Nuveen's consultative platform, managed account sales were very strong, growing 39% for the year. Mutual fund sales grew 22% mainly as a result of an increase in municipal fund sales. Nuveen's strong sales in exchange-traded funds, managed accounts and mutual funds were partially offset by lower equity defined portfolio sales as a result of equity market volatility, particularly in the technology sector. Nuveen's net flows (equal to the sum of sales, reinvestments and exchanges, less redemptions) totaled $7.7 billion in 2001, a 64% increase over net flows of $4.7 billion in 2000.

Total assets under management grew 10% to $68.5 billion at the end of 2001, compared with $62.0 billion a year earlier. The increase was due to the addition of Symphony and Nuveen's strong net flows for the year. At the end of 2001, managed assets consisted of $32.0 billion of exchange-traded funds, $24.7 billion of managed accounts, and $11.8 billion of mutual funds. Municipal securities accounted for 70% of assets under management at Dec. 31, 2001. Including defined portfolios, Nuveen managed or oversaw approximately $76 billion in assets at Dec. 31, 2001.

Operating revenues totaled $371 million in 2001, an increase of 4% over 2000. Growth in advisory fees of 6%, which occurred as a result of an increase in average assets under management, was offset slightly by a decline in distribution revenue related to lower defined portfolio sales.

Operating expenses for the year declined 4%. Excluding the impact of the Symphony acquisition, operating expenses declined 9%. The decline from 2000 was largely due to a reduction in advertising and promotional spending, which had been higher in 2000 due to Nuveen's brand awareness campaign.

During 2001, Nuveen utilized a portion of its $250 million revolving line of credit for general corporate purposes, including day-to-day cash requirements, share repurchases and funding a portion of the $208 million acquisition of Symphony. At the end of 2001, $183 million was outstanding under the line of credit, and that entire amount is included in The St. Paul's reported consolidated debt outstanding at Dec. 31, 2001.

Nuveen repurchased common shares from minority shareholders in 2001, 2000 and 1999 for total costs of $172 million, $51 million and $36 million, respectively. No shares were repurchased from The St. Paul in those years; however, our percentage ownership fell from 78% in 2000 to 77% at the end of 2001 due to Nuveen's issuance of additional shares under various stock option and incentive plans and the issuance of common shares upon the conversion of a portion of its preferred stock. As part of an ongoing repurchase program, Nuveen had authority from its board of directors at Dec. 31, 2001 to repurchase up to approximately 2.4 million additional common shares.

On August 9, 2001, Nuveen announced a 3-for-2 split of its common stock. The stock split was effected as a dividend to shareholders of record as of Sept. 20, 2001. Shareholders received one additional share of Nuveen common stock for every two shares they owned as of the record date.

2000 vs. 1999 – In 2000, Nuveen's 7% revenue growth over 1999 was driven by a significant increase in distribution revenues resulting from strong sales of defined investment portfolios. In addition, advisory fees increased over 1999 due to the 4% growth in assets under management. Gross sales of investment products of $10.8 billion in 2000 were 23% below the comparable 1999 total of $14.1 billion, primarily due to a decline in managed account sales in a volatile market environment. That decline was partially offset, however, by strong growth in defined portfolio sales. The 4% increase in expenses over 1999 was primarily due to advertising expenses associated with Nuveen's brand awareness campaign. Nuveen's consolidated net flows totaled $4.7 billion in 2000, compared with $9.6 billion in 1999.

2002 Outlook – Nuveen's positioning as a premier investment management firm with a specialty focus on risk management and tax-sensitivity in equity and fixed-income holdings is expected to serve its advisor customers and institutional investors well in 2002. Nuveen will continue to strengthen its customer relationships, build on and extend its premium brands, and leverage its proven distribution and service platforms.

Capital structure remains solid, conservative despite record net loss in 2001

THE ST. PAUL COMPANIES
Capital Resources

Capital resources consist of funds deployed or available to be deployed to support our business operations. The following table summarizes the components of our capital resources at the end of each of the last three years.

December 31 (In millions)	2001	2000	1999
Shareholders' equity:			
Common equity:			
Common stock and retained earnings	**$ 4,692**	$ 6,481	$ 5,906
Unrealized appreciation of investments and other	**364**	697	542
Total common shareholders' equity	**5,056**	7,178	6,448
Preferred shareholders' equity	**58**	49	24
Total shareholders' equity	**5,114**	7,227	6,472
Debt	**2,130**	1,647	1,466
Company-obligated mandatorily redeemable preferred securities of trusts holding solely subordinated debentures of the company	**893**	337	425
Total capitalization	**$ 8,137**	$ 9,211	$ 8,363
Ratio of debt to total capitalization	**26%**	18%	18%

Common Equity – Our net loss of $1.09 billion in 2001 was the primary factor in the 30% decline in common shareholders' equity since the end of 2000. In 2000, the 11% increase in common equity was driven by net income of nearly $1 billion for the year. The following summarizes other major factors impacting our common shareholders' equity in the last three years.

- *Common share repurchases.* In 2001, we repurchased and retired 13.0 million of our common shares for a total cost of $589 million, or approximately $45 per share. The share repurchases in 2001 occurred prior to Sept. 11 and represented 6% of our total shares outstanding at the beginning of the year. In 2000, we repurchased and retired 17.9 million of our common shares for a total cost of $536 million (approximately $30 per share), and in 1999, we repurchased 11.1 million shares for a total cost of $356 million (approximately $32 per share). The share repurchases in each year were financed through a combination of internally-generated funds and new debt issuances. Since our issuance of 66.5 million shares in April 1998 to consummate our merger with USF&G Corporation, we had repurchased and retired 45.8 million shares for a total cost of $1.62 billion through Dec. 31, 2001.
- *Common dividends.* We declared common dividends totaling $235 million in 2001, $232 million in 2000 and $235 million in 1999. In February 2002, The St. Paul's board of directors declared a quarterly dividend of $0.29 per share, a 3.6% increase over the 2001 quarterly dividend of $0.28 per share. We have paid dividends in every year since 1872. During those 130 years of uninterrupted dividend payments, our dividend rate has increased in 70 of those years, including the last 16 consecutive years.
- *Conversion of preferred securities.* In 2000, our wholly-owned subsidiary, St. Paul Capital LLC, exercised its right to cause the conversion rights of the owners of its $207 million, 6% Convertible Monthly Income Preferred Securities ("MIPS") to expire. Each of the 4,140,000 MIPS outstanding was convertible into 1.695 shares of our common stock. The MIPS were classified on our balance sheet as "Company-obligated mandatorily redeemable preferred securities of trusts holding solely subordinated debentures of the Company," as a separate line between liabilities and shareholders' equity. Prior to the expiration date, almost all of the MIPS holders exercised their conversion rights, resulting in the issuance of 7.0 million of our common shares, and an increase to our common equity of $207 million. The remaining MIPS were redeemed for cash at $50 per security, plus accumulated dividends.

Preferred Equity – Preferred shareholders' equity consisted of the par value of the Series B preferred shares we issued to our Stock Ownership Plan (SOP) Trust, less the remaining principal balance of the SOP Trust debt. During 2001 and 2000, we made principal payments of $14 million and $37 million, respectively, on the Trust debt.

Debt – Consolidated debt outstanding at the end of the last three years consisted of the following components.

December 31 (In millions)	2001	2000	1999
Commercial paper	**$ 606**	$ 138	$ 400
Medium-term notes	**571**	617	617
7.875% senior notes	**249**	249	–
8.125% senior notes	**249**	249	–
Nuveen line of credit borrowings	**183**	–	–
Zero coupon convertible notes	**103**	98	94
7.125% senior notes	**80**	80	80
Variable rate borrowings	**64**	64	64
Real estate mortgages	**2**	2	15
8.375% senior notes	**–**	150	150
Floating rate notes	**–**	–	46
Total debt obligations	**2,107**	1,647	1,466
Fair value of interest rate swap agreements	**23**	–	–
Total reported debt	**$ 2,130**	$ 1,647	$ 1,466
Debt as a percentage of total capitalization	**26%**	18%	18%

2001 vs. 2000 – Proceeds from the net issuance of $468 million of additional commercial paper in 2001 were used to fund a portion of operational cash requirements, common stock repurchases, and debt maturing during the year, including our $150 million, 8.375% senior notes that matured in June and $46 million of medium-term notes that matured throughout the year. During 2001, Nuveen utilized a portion of its $250 million revolving line of credit for general corporate purposes, including funding a portion of its acquisition of Symphony Asset Management LLC, and the repurchase of its common shares. At year-end 2001, $183 million, bearing a weighted average interest rate of approximately 3.1%, was outstanding under Nuveen's line of credit agreement.

At the end of 2001, we were party to a number of interest rate swap agreements related to several of our debt securities outstanding. The notional amount of these swaps totaled $230 million, and their aggregate fair value at Dec. 31, 2001 was $23 million. Upon our adoption of SFAS No. 133, as amended, on Jan. 1, 2001, we began recording the fair value of the swap agreements as an asset, with a corresponding increase to reported debt.

2000 vs. 1999 – During 2000, we issued $500 million of senior notes, the proceeds of which were used to repay commercial paper and for other general corporate purposes. Of the $500 million issued, $250 million bears an interest rate of 7.875% and is due in April 2005, and $250 million bears an interest rate of 8.125% and is due in April 2010. Commercial paper borrowings declined from $400 million at the end of 1999 to $138 million at Dec. 31, 2000. In addition, we repaid $46 million of floating rate notes in 2000 that had been issued by a fully-consolidated special purpose offshore reinsurance entity we created in 1999. We also repaid $13 million of mortgage debt associated with two of our real estate investments in 2000.

Our total net interest expense related to debt was $110 million in 2001, $115 million in 2000 and $96 million in 1999.

Company-obligated Mandatorily Redeemable Preferred Securities of Trusts Holding Solely Subordinated Debentures of the Company – These securities were issued by five business trusts wholly-owned by The St. Paul. Each trust was formed for the sole purpose of issuing the preferred securities. St. Paul Capital Trust I was established in November 2001 and issued $575 million of preferred securities that make preferred distributions at a rate of 7.6%. These securities have a mandatory redemption date of Oct.15, 2050, but we can redeem them on or after Nov. 13, 2006. The proceeds received from the sale of these securities were used by the issuer to purchase our subordinated debentures, and $500 million of the net proceeds were ultimately contributed to the policyholders' surplus of one of our insurance subsidiaries.

MMI Capital Trust I was acquired in our purchase of MMI in 2000. In 1997, the trust issued $125 million of 30-year redeemable preferred securities. The securities make preferred distributions at a rate of 7.625% and have a mandatory redemption date of Dec. 15, 2027.

The remaining three trusts, acquired in the USF&G merger, each issued $100 million of preferred securities making preferred distributions at rates of 8.5%, 8.47% and 8.312%, respectively. In 2001, we repurchased and retired $20 million of securities of the 8.5% trust. In 1999, we repurchased and retired securities of these three trusts with an aggregate liquidation value of $79 million, comprised of the following components: $27 million of the 8.5% securities; $22 million of the 8.47% securities; and $30 million of the 8.312% securities. The repurchases were made in open market transactions and were primarily funded through commercial paper borrowings.

Our total preferred distribution expense related to the preferred securities was $33 million in 2001, $31 million in 2000, and $36 million in 1999.

Independent Financial Ratings – In the aftermath of the Sept. 11 terrorist attack, certain of the major independent rating organizations placed our financial ratings under review. The scope of their respective reviews was subsequently broadened to encompass the rating implications of the strategic decisions that we announced in December 2001 regarding our planned exit from certain businesses and our intent to record significant provisions to strengthen loss reserves. The rating agencies concluded their reviews in mid-December concurrent with our strategic announcements and announced updates to certain ratings. As of Jan. 23, 2002, none of the major rating agencies has any of our financial ratings under review.

We continue to have ready access to liquidity through the capital markets, including the largest and most liquid sector of the commercial paper market.

Acquisitions and Divestitures – In September 2001, we sold our life insurance subsidiary, F&G Life, to Old Mutual plc, for $335 million in cash and 190.4 million Old Mutual ordinary shares (valued at $300 million at closing). The cash proceeds received were used for general corporate purposes. We are required to hold the Old Mutual common shares for one year after the closing date of the sale. These shares had a market value of $242 million on Dec. 31, 2001. The sale proceeds may be adjusted based on the market value of the shares one year after the closing date of the sale as described on page 15 of this report. We also sold ACLIC, MMI's life insurance subsidiary, to CNA for $21 million in cash.

We purchased MMI in April 2000 for approximately $206 million in cash, and the assumption of $165 million of short-term debt and preferred securities. The short-term debt of $45 million was retired subsequent to the acquisition. The cash portion of this transaction and the repayment of debt was financed with internally-generated funds. In addition, our purchase of Pacific Select in February 2000 for approximately $37 million in cash was financed with internally-generated funds.

In May 2000, we completed the sale of our nonstandard auto operations for a total cash consideration of approximately $175 million (net of a $25 million dividend paid by these operations to our property-liability operations prior to closing). In September 1999, we completed the sale of our standard personal insurance operations to Metropolitan for net proceeds of approximately $272 million. Proceeds from both transactions were used for general corporate purposes.

Capital Commitments – Capital expenditures that we might consider in 2002 include acquisitions of existing businesses consistent with our commercial insurance focus, and repurchases of our common stock. As of year-end 2001 and through Jan. 23, 2002, we had the authorization to make up to $89 million of common share repurchases under a repurchase program approved by our board of directors in February 2001. We repurchase our shares on the open market and through private transactions when we deem such repurchases to be a prudent use of capital. We made no major capital improvements during any of the last three years.

THE ST. PAUL COMPANIES

Liquidity

Liquidity is a measure of our ability to generate sufficient cash flows to meet the short- and long-term cash requirements of our business operations. Our underwriting operations' short-term cash needs primarily consist of paying insurance loss and loss adjustment expenses and day-to-day operating expenses. Those needs are met through cash receipts from operations, which consist primarily of insurance premiums collected and investment income. Our investment portfolio is also a source of additional liquidity, through the sale of readily marketable fixed maturities, equity securities and short-term investments, as well as longer-term investments such as real estate and venture capital holdings. After satisfying our cash requirements, excess cash flows from these underwriting and investment activities are used to build the investment portfolio and thereby increase future investment income.

Cash flows from continuing operations totaled $884 million in 2001, compared with cash outflows of $588 million in 2000 and cash flows of $147 million in 1999. The strong improvement in 2001 was the result of several factors. In our property-liability operations, written premiums of $7.76 billion were 32% higher than in 2000, significantly outpacing the 9% increase in insurance losses and loss adjustment expenses paid. Our net paid losses and loss adjustment expenses totaled $5.57 billion in 2001. Premium payments we made related to our corporate reinsurance program in 2001 totaled $165 million, down significantly from payments of $345 million in 2000. In addition, we received net federal tax refunds of $54 million in 2001, compared with net federal tax payments of $161 million in 2000. Our asset management segment also contributed approximately $82 million to the improvement in consolidated operational cash flows in 2001.

The deterioration in 2000 operational cash flows compared with 1999 was primarily due to significant loss payments in our Reinsurance, Health Care and Lloyd's and Other business segments, and premium payments totaling $345 million related to our corporate reinsurance program. Our underwriting cash flows in 1999 were negatively impacted by the reductions in written premium volume and investment receipts in our property-liability operations. Also in 1999, we made premium payments totaling $129 million related to our corporate reinsurance program. The sale of fixed-maturity investments to fund operational cash flow requirements resulted in lower levels of investment cash flows in each of the last three years.

We expect our operational cash flows will be negatively impacted in 2002 by the magnitude of insurance losses and loss adjustment expenses payable as a result of the Sept. 11 terrorist attack, as well as losses payable related to businesses we are exiting, particularly the medical liability business. Excluding those factors, however, we expect further improvement in operational cash flows in 2002, reflecting the benefit of corrective pricing and underwriting actions in our property-liability operations and expense reduction initiatives implemented throughout our operations in recent years. We believe our financial position is strong and debt level conservative, which provide us with the flexibility and capacity to obtain funds externally through debt or equity financings on both a short-term and long-term basis.

We do not anticipate receiving any cash dividends from our insurance underwriting subsidiaries in 2002. We have sufficient resources available at the parent company to fund common and preferred shareholder dividends, interest payments and distributions on debt and preferred securities, respectively, and other administrative expenses.

We are not aware of any current recommendations by regulatory authorities that, if implemented, might have a material impact on our liquidity, capital resources or operations.

THE ST. PAUL COMPANIES

Exposures to Market Risk

Market risk can be described as the risk of change in fair value of a financial instrument due to changes in interest rates, equity prices, creditworthiness, foreign exchange rates or other factors. We seek to mitigate that risk by a number of actions, as described below. Our exposure to these risks, and our policies to address these risks, were unchanged from the previous year.

Interest Rate Risk – Our exposure to market risk for changes in interest rates is concentrated in our investment portfolio, and to a lesser extent, our debt obligations. However, changes in investment values attributable to interest rate changes are mitigated by corresponding and partially offsetting changes in the economic value of our insurance reserves and debt obligations. We monitor this exposure through periodic reviews of our asset and liability positions. Our estimates of cash flows, as well as the impact of interest rate fluctuations relating to our investment portfolio and insurance reserves, are modeled and reviewed quarterly.

The following table provides principal cash flow estimates by year for our Dec. 31, 2001 and 2000 inventories of interest-sensitive investment assets considered to be other than trading. Also provided are the weighted average interest rates associated with each year's cash flows. Principal cash flow projections for collateralized mortgage obligations were prepared using third-party prepayment analyses. Cash flow estimates for mortgage passthroughs were prepared using average prepayment rates for the prior three months. Principal cash flow estimates for callable bonds are either to maturity or to the next call date depending on whether the call was projected to be "in-the-money" assuming no change in interest rates. No projection of the impact of reinvesting the estimated cash flows is included in the table, regardless of whether the cash flow source is a short-term or long-term fixed maturity security. Principal cash flow projections include securities on loan.

	December 31, 2001		December 31, 2000	
Period from balance sheet date	Principal Cash Flows	Weighted Average Interest Rate	Principal Cash Flows	Weighted Average Interest Rate
(In millions)				
FIXED MATURITIES, SHORT-TERM INVESTMENTS AND MORTGAGE LOANS				
One year	$ 4,416	4.4%	$ 4,002	5.6%
Two year	2,017	6.6%	1,698	7.1%
Three years	1,616	7.5%	1,710	7.3%
Four years	1,454	6.5%	1,538	7.8%
Five years	1,562	6.4%	1,428	6.3%
Thereafter	7,547	6.2%	7,428	6.4%
Total	$ 18,612		$17,804	
Fair Value	$ 18,198		$17,222	

The following table provides principal runoff estimates by year for our Dec. 31, 2001 and 2000 inventories of interest-sensitive debt obligations and related weighted average interest rates by stated maturity dates.

	December 31, 2001		December 31, 2000	
Period from balance sheet date	Principal Cash Flows	Weighted Average Interest Rate	Principal Cash Flows	Weighted Average Interest Rate
(In millions)				
MEDIUM-TERM NOTES, ZERO COUPON NOTES AND SENIOR NOTES				
One year	$ 49	7.5%	$ 195	8.1%
Two year	67	6.5%	49	7.5%
Three years	54	7.1%	67	6.5%
Four years	429	7.5%	55	7.1%
Five years	59	7.0%	428	7.5%
Thereafter	635	6.8%	694	6.8%
Total	$ 1,293		$ 1,488	
Fair Value	$ 1,330		$ 1,475	

To mitigate a portion of the interest rate risk related to $230 million notional amount of certain of our fixed rate medium-term and senior notes, we have entered into a number of pay-floating, receive-fixed interest rate swap agreements. Of the total notional amount of the swaps, $80 million matures in 2005 and $150 million matures in 2008, with a weighted average pay rate of 1.26% and a weighted average receive rate of 6.64%. These swaps had a fair value of $23 million at Dec. 31, 2001.

The company also has liability for payment under "company-obligated mandatorily redeemable preferred securities of trusts holding solely subordinated debentures of the company" that mature at various times, the earliest of which is 2027. The principal amounts due under these obligations were $901 million and $346 million at Dec. 31, 2001 and 2000, respectively, with weighted average preferred distribution rates of 7.8 % and 8.1 %, respectively. The fair value of these securities was $893 million and $327 million as of Dec. 31, 2001 and 2000, respectively. Approximately $575 million of the securities are callable at the company's option after Nov. 13, 2006. An additional $78 million are callable at the company's option between 2007 and their maturity.

Credit Risk – Our portfolios of fixed maturities, mortgage loans and to a lesser extent short-term investments are subject to credit risk. This risk is defined as the potential loss in market value resulting from adverse changes in the borrower's ability to repay the debt. Our objective is to earn competitive returns by investing in a diversified portfolio of securities. We manage this risk by up-front, stringent underwriting analysis, reviews by a credit committee and regular meetings to review credit developments. Watchlists are maintained for exposures requiring additional review, and all credit exposures are reviewed at least annually. At Dec. 31, 2001, approximately 95% of our property-liability fixed maturity portfolio was rated investment grade.

We also have other receivable amounts subject to credit risk. The most significant of these are reinsurance recoverables. To mitigate credit risk related to these counterparties, we establish business and financial standards for reinsurer approval, incorporating ratings by major rating agencies and considering current market information, and obtain letters of credit where deemed necessary.

Foreign Currency Exposure – Our exposure to market risk for changes in foreign exchange rates is concentrated in our invested assets, and insurance reserves, denominated in foreign currencies. Cash flows from our foreign operations are the primary source of funds for our purchase of investments denominated in foreign currencies. We purchase these investments primarily to hedge insurance reserves and other liabilities denominated in the same currency, effectively reducing our foreign currency exchange rate exposure. For those foreign insurance operations that were identified at the end of 2001 as business to be exited, we intend to continue to closely match the foreign currency-denominated liabilities with assets in the same currency. At Dec. 31, 2001 and 2000, respectively, approximately 11% and 9% of our invested assets were denominated in foreign currencies. Invested assets denominated in the British Pound Sterling comprised approximately 5% of our total invested assets at Dec. 31, 2001. We have determined that a hypothetical 10% reduction in the value of the Pound Sterling would have an approximate $100 million reduction in the value of our assets, although there would be a similar hypothetical change in the value of the related insurance reserves. No other individual foreign currency accounts for more than 3% of our invested assets.

We have also entered into foreign currency forwards with a U.S. dollar equivalent notional amount of $128 million as of Dec. 31, 2001 to hedge our foreign currency exposure on certain contracts. Of this total, 76% are denominated in British Pound Sterling, 14% are denominated in the Australian dollar, and 10% are denominated in the Canadian dollar.

Equity Price Risk – Our portfolio of marketable equity securities, which we carry on our balance sheet at market value, has exposure to price risk. This risk is defined as the potential loss in market value resulting from an adverse change in prices. Our objective is to earn competitive returns by investing in a diverse portfolio of high-quality, liquid securities. Portfolio characteristics are analyzed regularly and market risk is actively managed through a variety of modeling techniques. Our holdings are diversified across industries, and concentrations in any one company or industry are limited by parameters established by senior management as well as by statutory requirements.

Included in our equity portfolio at Dec. 31, 2001 was our investment in Old Mutual plc, received as partial consideration in our sale of F&G Life. We are prohibited from selling this for one year from the Sept. 28, 2001 sale date. To mitigate our exposure to price risk on this investment, we entered into a collar (embedded in the sale agreement), as discussed in more detail on page 15 of this report. During the one-year holding period, changes in the fair value of the Old Mutual stock will be reflected in unrealized appreciation of investments, net of tax, in shareholders' equity. Changes in the fair value of the collar will be reflected in discontinued operations, net of tax.

Our portfolio of venture capital investments also has exposure to market risks, primarily relating to the viability of the various entities in which we have invested. These investments, primarily in early-stage companies, involve more risk than other investments related to downturns in the economy and equity markets, and we actively manage our market risk in a variety of ways. First, we allocate a comparatively small amount of funds to venture capital. At the end of 2001, the cost of these investments accounted for only 4% of total invested assets. Second, the investments are diversified to avoid concentration of risk in a particular industry. Third, we perform extensive research prior to investing in a new venture to gauge prospects for success. Fourth, we regularly monitor the operational results of the entities in which we have invested. Finally, we generally sell our holdings in these firms soon after they become publicly traded and when we are legally able to do so, thereby reducing exposure to further market risk.

At Dec. 31, 2001, our marketable equity securities were recorded at their fair value of $1.41 billion. A hypothetical 10% decline in each stock's price would have resulted in a $141 million impact on fair value.

At Dec. 31, 2001, our venture capital investments were recorded at their fair value of $859 million. A hypothetical 10% decline in each investment's fair value would have resulted in an $86 million impact on fair value.

Catastrophe Risk – We manage and monitor our aggregate property catastrophe exposure through various methods, including purchasing catastrophe reinsurance, establishing underwriting restrictions and applying a dedicated catastrophe-pricing model.

THE ST. PAUL COMPANIES

Impact of Accounting Pronouncements to Be Adopted in the Future

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets," which establishes financial accounting and reporting for acquired goodwill and other intangible assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. It also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The statement changes current accounting in the way intangible items with indefinite useful lives, including goodwill, are tested for impairment on an annual basis. Generally, it also requires that those assets meeting the criteria for classification as intangible with estimable useful lives will be amortized, while intangible assets with indefinite useful lives and goodwill will not be amortized. Previously, all goodwill was required to be amortized over the estimated useful life, not to exceed 40 years. The statement is effective for fiscal years beginning after December 15, 2001. We intend to implement SFAS No. 142 in the period during which its provisions become effective. We expect our adoption of this statement to result in a reduction of approximately $30 million in the amount of our goodwill amortization in 2002, compared with 2001 amortization. We have not yet determined if we will be required to recognize an impairment loss on implementation, as a cumulative effect of a change in accounting principle.

Also in June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," which establishes financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are to be capitalized as part of the carrying amount of the long-lived asset. This statement is effective for fiscal years beginning after June 15, 2002. We do not expect the adoption of SFAS No. 143 to have a material impact on our financial statements.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual or Infrequently Occurring Events and Transactions," for the disposal of a segment of a business. SFAS No. 144 establishes a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale. It also resolves significant implementation issues related to SFAS No. 121. This statement is effective for fiscal years beginning after December 15, 2001. We have not yet determined the impact of adopting this statement.

Six-Year Summary of Selected Financial Data
THE ST. PAUL COMPANIES

(In millions, except ratios and per share data)	**2001**	2000	1999	1998	1997	1996
CONSOLIDATED						
Revenues from continuing operations	**$ 8,943**	$ 7,972	$ 7,149	$ 7,315	$ 7,904	$ 7,536
After-tax income (loss) from continuing operations	**(1,009)**	970	705	187	1,011	1,054
INVESTMENT ACTIVITY						
Net investment income	**1,217**	1,262	1,259	1,295	1,320	1,240
Pretax realized investment gains (losses)	**(94)**	632	286	203	409	205
OTHER SELECTED FINANCIAL DATA (as of December 31)						
Total assets	**38,321**	35,502	33,418	33,211	32,735	30,971
Debt	**2,130**	1,647	1,466	1,260	1,304	1,171
Redeemable preferred securities	**893**	337	425	503	503	307
Common shareholders' equity	**5,056**	7,178	6,448	6,621	6,591	5,631
Common shares outstanding	**207.6**	218.3	224.8	233.7	233.1	230.9
PER COMMON SHARE DATA						
Income (loss) from continuing operations	**(4.84)**	4.14	2.89	0.73	4.02	4.09
Year-end book value	**24.35**	32.88	28.68	28.32	28.27	24.39
Year-end market price	**43.97**	54.31	33.69	34.81	41.03	29.31
Cash dividends declared	**1.12**	1.08	1.04	1.00	0.94	0.88
PROPERTY-LIABILITY INSURANCE						
Written premiums	**7,763**	5,884	5,112	5,276	5,682	5,683
Pretax income (loss) from continuing operations	**(1,400)**	1,467	971	298	1,488	1,257
GAAP underwriting result	**(2,294)**	(309)	(425)	(881)	(139)	(35)
Statutory combined ratio:						
Loss and loss adjustment expense ratio	**102.5**	70.0	72.9	82.2	69.8	68.9
Underwriting expense ratio	**28.1**	34.8	35.0	35.2	33.5	31.9
Combined ratio	**130.6**	104.8	107.9	117.4	103.3	100.8

Independent Auditors' Report

THE BOARD OF DIRECTORS AND SHAREHOLDERS
THE ST. PAUL COMPANIES, INC.:

We have audited the accompanying consolidated balance sheets of The St. Paul Companies, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The St. Paul Companies, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 8 to the consolidated financial statements, in 2001 the Company adopted the provisions of the Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" and, as also described in Note 1, in 1999 the Company adopted the provisions of Statement of Position No. 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments."

KPMG LLP

KPMG LLP
Minneapolis, Minnesota
January 23, 2002

Management's Responsibility for Financial Statements

Scope of Responsibility — Management prepares the accompanying financial statements and related information and is responsible for their integrity and objectivity. The statements were prepared in conformity with United States generally accepted accounting principles. These financial statements include amounts that are based on management's estimates and judgments, particularly our reserves for losses and loss adjustment expenses. We believe that these statements present fairly the company's financial position and results of operations and that the other information contained in the annual report is consistent with the financial statements.

Internal Controls — We maintain and rely on systems of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized and recorded. We continually monitor these internal accounting controls, modifying and improving them as business conditions and operations change. Our internal audit department also independently reviews and evaluates these controls. We recognize the inherent limitations in all internal control systems and believe that our systems provide an appropriate balance between the costs and benefits desired. We believe our systems of internal accounting controls provide reasonable assurance that errors or irregularities that would be material to the financial statements are prevented or detected in the normal course of business.

Independent Auditors — Our independent auditors, KPMG LLP, have audited the consolidated financial statements. Their audit was conducted in accordance with auditing standards generally accepted in the United States of America, which includes the consideration of our internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.

Audit Committee — The audit committee of the board of directors, composed solely of outside directors, assists the board of directors in overseeing management's discharge of its financial reporting responsibilities. The committee meets with management, our director of internal audit and representatives of KPMG LLP to discuss significant changes to financial reporting principles and policies and internal controls and procedures proposed or contemplated by management, our internal auditors or KPMG LLP. Additionally, the committee assists the board of directors in the selection, evaluation and, if applicable, replacement of our independent auditors; and in the evaluation of the independence of the independent auditors. Both internal audit and KPMG LLP have access to the audit committee without management's presence.

Code of Conduct — We recognize our responsibility for maintaining a strong ethical climate. This responsibility is addressed in the company's written code of conduct.

Jay S. Fishman   Thomas A. Bradley

Jay S. Fishman
Chairman, President and
Chief Executive Officer

Thomas A. Bradley
Chief Financial Officer

Consolidated Statements of Operations
THE ST. PAUL COMPANIES

Year ended December 31	2001	2000	1999
(In millions, except per share data)			
REVENUES			
Premiums earned	$ 7,296	$ 5,592	$ 5,103
Net investment income	1,217	1,262	1,259
Asset management	359	356	340
Realized investment gains (losses)	(94)	632	286
Other	165	130	161
Total revenues	8,943	7,972	7,149
EXPENSES			
Insurance losses and loss adjustment expenses	7,479	3,913	3,720
Policy acquisition expenses	1,589	1,396	1,321
Operating and administrative expenses	1,306	1,262	1,157
Total expenses	10,374	6,571	6,198
Income (loss) from continuing operations before income taxes	(1,431)	1,401	951
Income tax expense (benefit)	(422)	431	219
Income (loss) from continuing operations before cumulative effect of accounting change	(1,009)	970	732
Cumulative effect of accounting change, net of taxes	—	—	(27)
Income (loss) from continuing operations	(1,009)	970	705
Discontinued operations:			
Operating income, net of taxes	19	43	35
Gain (loss) on disposal, net of taxes	(98)	(20)	94
Gain (loss) from discontinued operations	(79)	23	129
Net Income (Loss)	$ (1,088)	$ 993	$ 834
BASIC EARNINGS (LOSS) PER COMMON SHARE			
Income (loss) from continuing operations before cumulative effect	$ (4.84)	$ 4.39	$ 3.16
Cumulative effect of accounting change, net of taxes	—	—	(0.12)
Gain (loss) from discontinued operations, net of taxes	(0.38)	0.11	0.57
Net Income (Loss)	$ (5.22)	$ 4.50	$ 3.61
DILUTED EARNINGS (LOSS) PER COMMON SHARE			
Income (loss) from continuing operations before cumulative effect	$ (4.84)	$ 4.14	$ 3.00
Cumulative effect of accounting change, net of taxes	—	—	(0.11)
Gain (loss) from discontinued operations, net of taxes	(0.38)	0.10	0.52
Net Income (Loss)	$ (5.22)	$ 4.24	$ 3.41

See notes to consolidated financial statements.

Consolidated Balance Sheets
THE ST. PAUL COMPANIES

December 31 (In millions)	2001	2000
ASSETS		
Investments:		
Fixed maturities	$ 15,911	$ 14,730
Equities	1,410	1,466
Real estate and mortgage loans	972	1,025
Venture capital	859	1,064
Securities on loan	775	1,207
Short-term investments	2,153	2,331
Other investments	98	229
Total investments	22,178	22,052
Cash	151	52
Reinsurance recoverables:		
Unpaid losses	6,848	4,651
Paid losses	351	324
Ceded unearned premiums	667	814
Receivables:		
Underwriting premiums	3,123	2,937
Interest and dividends	260	277
Other	247	181
Deferred policy acquisition costs	628	576
Deferred income taxes	1,248	930
Office properties and equipment	486	492
Goodwill and intangible assets	690	510
Other assets	1,444	1,706
Total Assets	$ 38,321	$ 35,502
LIABILITIES		
Insurance reserves:		
Losses and loss adjustment expenses	$ 22,101	$ 18,196
Unearned premiums	3,957	3,648
Total insurance reserves	26,058	21,844
Debt	2,130	1,647
Payables:		
Reinsurance premiums	943	1,060
Income taxes	—	170
Accrued expenses and other	1,036	1,031
Securities lending collateral	790	1,231
Other liabilities	1,357	955
Total Liabilities	32,314	27,938
Company-obligated mandatorily redeemable preferred securities of trusts holding solely subordinated debentures of the company	893	337
SHAREHOLDERS' EQUITY		
Preferred:		
SOP convertible preferred stock	111	117
Guaranteed obligation – SOP	(53)	(68)
Total Preferred Shareholders' Equity	58	49
Common:		
Common stock	2,192	2,238
Retained earnings	2,500	4,243
Accumulated other comprehensive income, net of taxes:		
Unrealized appreciation on investments	442	765
Unrealized loss on foreign currency translation	(76)	(68)
Unrealized loss on derivatives	(2)	—
Total accumulated other comprehensive income	364	697
Total Common Shareholders' Equity	5,056	7,178
Total Shareholders' Equity	5,114	7,227
Total Liabilities, Redeemable Preferred Securities and Shareholders' Equity	$ 38,321	$ 35,502

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity
THE ST. PAUL COMPANIES

Year ended December 31 (In millions)	2001	2000	1999
PREFERRED SHAREHOLDERS' EQUITY			
SOP convertible preferred stock:			
Beginning of year	$ 117	$ 129	$ 134
Redemptions during the year	(6)	(12)	(5)
End of year	111	117	129
Guaranteed obligation – SOP:			
Beginning of year	(68)	(105)	(119)
Principal payments	15	37	14
End of year	(53)	(68)	(105)
Total Preferred Shareholders' Equity	58	49	24
COMMON SHAREHOLDERS' EQUITY			
Common stock:			
Beginning of year	2,238	2,079	2,128
Stock issued:			
Stock incentive plans	67	95	37
Preferred shares redeemed	13	23	9
Conversion of company-obligated preferred securities	—	207	—
Reacquired common shares	(135)	(170)	(102)
Other	9	4	7
End of year	2,192	2,238	2,079
Retained earnings:			
Beginning of year	4,243	3,827	3,480
Net income (loss)	(1,088)	993	834
Dividends declared on common stock	(235)	(232)	(235)
Dividends declared on preferred stock, net of taxes	(9)	(8)	(8)
Reacquired common shares	(454)	(366)	(254)
Other changes	43	29	10
End of year	2,500	4,243	3,827
Unrealized appreciation on investments, net of taxes:			
Beginning of year	765	568	1,027
Change for the year	(323)	197	(459)
End of year	442	765	568
Unrealized loss on foreign currency translation, net of taxes:			
Beginning of year	(68)	(26)	(14)
Currency translation adjustments	(8)	(42)	(12)
End of year	(76)	(68)	(26)
Unrealized loss on derivatives, net of taxes:			
Beginning of year	—	—	—
Change during the period	(2)	—	—
End of year	(2)	—	—
Total Common Shareholders' Equity	5,056	7,178	6,448
Total Shareholders' Equity	$ 5,114	$ 7,227	$ 6,472

Consolidated Statements of Comprehensive Income
THE ST. PAUL COMPANIES

Year ended December 31 (In millions)	2001	2000	1999
Net income (loss)	$ (1,088)	$ 993	$ 834
Other comprehensive income (loss), net of taxes:			
Change in unrealized appreciation on investments	(323)	197	(459)
Change in unrealized loss on foreign currency translation	(8)	(42)	(12)
Change in unrealized loss on derivatives	(2)	—	—
Other comprehensive income (loss)	(333)	155	(471)
Comprehensive income (loss)	$ (1,421)	$ 1,148	$ 363

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

THE ST. PAUL COMPANIES

Year ended December 31 (In millions)	2001	2000	1999
OPERATING ACTIVITIES			
Net income (loss)	$ (1,088)	$ 993	$ 834
Adjustments:			
Loss (income) from discontinued operations	79	(23)	(129)
Change in property-liability insurance reserves	4,399	(34)	(82)
Change in reinsurance balances	(2,109)	(807)	(502)
Realized investment losses (gains)	94	(632)	(286)
Change in deferred acquisition costs	(53)	(45)	123
Change in insurance premiums receivable	(198)	(450)	(290)
Change in accounts payable and accrued expenses	(87)	29	145
Change in income taxes payable/refundable	(212)	(3)	26
Provision for federal deferred tax expense (benefit)	(81)	372	102
Depreciation, amortization and goodwill writeoff	180	105	118
Cumulative effect of accounting change	—	—	30
Other	(40)	(93)	58
Net Cash Provided (Used) by Continuing Operations	884	(588)	147
Net Cash Provided (Used) by Discontinued Operations	103	25	(197)
Net Cash Provided (Used) by Operating Activities	987	(563)	(50)
INVESTING ACTIVITIES			
Purchases of investments	(7,033)	(5,154)	(4,578)
Proceeds from sales and maturities of investments	6,281	6,290	5,472
Sales (purchases) of short-term investments	(256)	199	(466)
Net proceeds from sale of subsidiaries	362	201	251
Change in open security transactions	177	7	(47)
Venture capital partnership distributions	52	57	63
Purchase of office property and equipment	(70)	(88)	(153)
Sales of office property and equipment	9	10	70
Acquisitions, net of cash acquired	(218)	(212)	—
Other	(15)	4	(19)
Net Cash Provided (Used) by Continuing Operations	(711)	1,314	593
Net Cash Used by Discontinued Operations	(583)	(632)	(894)
Net Cash Provided (Used) by Investing Activities	(1,294)	682	(301)
FINANCING ACTIVITIES			
Dividends paid on common and preferred stock	(245)	(241)	(246)
Proceeds from issuance of debt	650	498	250
Proceeds from issuance of redeemable preferred securities	575	—	—
Repayment of debt	(196)	(363)	(52)
Repurchase of common shares	(589)	(536)	(356)
Subsidiary's repurchase of common shares	(172)	(51)	(36)
Retirement of preferred securities	(40)	—	(79)
Stock options exercised and other	84	73	7
Net Cash Provided (Used) by Continuing Operations	67	(620)	(512)
Net Cash Provided by Discontinued Operations	343	448	873
Net Cash Provided (Used) by Financing Activities	410	(172)	361
Effect of exchange rate changes on cash	(4)	—	—
Increase (Decrease) in Cash	99	(53)	10
Cash at beginning of year	52	105	95
Cash at End of Year	$ 151	$ 52	$ 105

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
THE ST. PAUL COMPANIES

1
Summary of Significant Accounting Policies

Accounting Principles – We prepare our financial statements in accordance with United States generally accepted accounting principles ("GAAP"). We follow the accounting standards established by the Financial Accounting Standards Board ("FASB") and the American Institute of Certified Public Accountants ("AICPA").

Consolidation — We combine our financial statements with those of our subsidiaries and present them on a consolidated basis. The consolidated financial statements do not include the results of material transactions between us and our subsidiaries or among our subsidiaries. Certain of our foreign underwriting operations' results are recorded on a one-month to one-quarter lag due to time constraints in obtaining and analyzing such results for inclusion in our consolidated financial statements on a current basis. In the event that significant events occur in these operations during the lag period, the impact is included in the current period results.

During 2001, we eliminated the one-quarter reporting lag for certain of our primary underwriting operations in foreign countries. The effect of reporting these operations on a current basis was a $31 million increase to our pretax loss on continuing operations.

Related Party Transactions — The following summarizes our related party transactions.

Indebtedness of Management — We have made loans to certain executive officers for their purchase of our common stock in the open market. These are full-recourse loans, further secured by a pledge of the stock purchased with the proceeds. The loans accrue interest at the applicable federal rate for loans of such maturity. The total amount receivable under this program, included in "Other Assets" was $10 million at Dec. 31, 2001 and $13 million at Dec. 31, 2000.

Indebtedness of Venture Capital Management — We have made loans to certain members of management of our Venture Capital investment operation. The loans are secured by each individual's ownership interest in the Venture Capital LLCs, and accrue interest at the applicable federal rate for loans of such maturity. The total amount receivable under this program, included in "Other Assets" at Dec. 31, 2001 and 2000, was $6 million and $3 million, respectively.

Discontinued Operations — In 2001, we sold our life insurance operations; in 2000, we sold our nonstandard auto business; and in 1999, we sold our standard personal insurance business. Accordingly, the results of operations for all years presented reflect the results for these businesses as discontinued operations. At Dec. 31, 2000, our consolidated balance sheet reflected the $587 million in net assets of our life insurance operations in "Other Assets."

Reclassifications — We reclassified certain amounts in our 2000 and 1999 financial statements and notes to conform with the 2001 presentation. These reclassifications had no effect on net income, or common or preferred shareholders' equity, as previously reported for those years.

Use of Estimates — We make estimates and assumptions that have an effect on the amounts that we report in our financial statements. Our most significant estimates are those relating to our reserves for property-liability losses and loss adjustment expenses. We continually review our estimates and make adjustments as necessary, but actual results could turn out to be significantly different from what we expected when we made these estimates.

ACCOUNTING FOR OUR PROPERTY-LIABILITY UNDERWRITING OPERATIONS

Premiums Earned — Premiums on insurance policies are our largest source of revenue. We recognize the premiums as revenues evenly over the policy terms using the daily pro rata method or, in the case of our Lloyd's business, the one-eighths method. Lloyd's premiums are compiled from quarterly reports. To "earn" these written premiums we assume that they are written at the middle of each quarter, which results in eight earning periods in each year.

We record the premiums that we have not yet recognized as revenues as unearned premiums on our balance sheet. Assumed reinsurance premiums are recognized as revenues proportionately over the contract period. Premiums earned are recorded in our statement of operations, net of our cost to purchase reinsurance.

Insurance Losses and Loss Adjustment Expenses — Losses represent the amounts we paid or expect to pay to claimants for events that have occurred. The costs of investigating, resolving and processing these claims are known as loss adjustment expenses ("LAE"). We record these items on our statement of operations net of reinsurance, meaning that we reduce our gross losses and loss adjustment expenses incurred by the amounts we have recovered or expect to recover under reinsurance contracts.

Reinsurance — Written premiums, earned premiums and incurred insurance losses and LAE all reflect the net effects of assumed and ceded reinsurance transactions. Assumed reinsurance refers to our acceptance of certain insurance risks that other insurance companies have underwritten. Ceded reinsurance means other insurance companies have agreed to share certain risks with us. Reinsurance accounting is followed for assumed and ceded transactions when risk transfer requirements have been met. These requirements involve significant assumptions being made related to the amount and timing of expected cash flows, as well as the interpretation of underlying contract terms.

Insurance Reserves — We establish reserves for the estimated total unpaid cost of losses and LAE, which cover events that occurred in 2001 and prior years. These reserves reflect our estimates of the total cost of claims that were reported to us, but not yet paid, and the cost of claims incurred but not yet reported to us ("IBNR"). We reduce our loss reserves for estimated amounts of salvage and subrogation recoveries. Estimated amounts recoverable from reinsurers on unpaid losses and LAE are reflected as assets.

For reported losses, we establish reserves on a "case" basis within the parameters of coverage provided in the insurance policy or reinsurance agreement. For IBNR losses, we estimate reserves using established actuarial methods. Our case and IBNR reserve estimates consider such variables as past loss experience, changes in legislative conditions, changes in judicial interpretation of legal liability and policy coverages, and inflation. We consider not only monetary increases in the cost of what we insure, but also changes in societal factors that influence jury verdicts and case law and, in turn, claim costs.

Because many of the coverages we offer involve claims that may not ultimately be settled for many years after they are incurred, subjective judgments as to our ultimate exposure to losses are an integral and necessary component of our loss reserving process. We record our reserves by considering a range of estimates bounded by a high and low point. Within that range, we record our best estimate. We continually review our reserves, using a variety of statistical and actuarial techniques to analyze current claim costs, frequency and severity data, and prevailing economic, social and legal factors. We adjust reserves established in prior years as loss experience develops and new information becomes available. Adjustments to previously estimated reserves are reflected in our financial results in the periods in which they are made.

While our reported reserves make a reasonable provision for our unpaid loss and LAE obligations, it should be noted that the process of estimating required reserves does, by its very nature, involve uncertainty. The level of uncertainty can be influenced by factors such as the existence of coverage with long duration payment patterns and changes in claim handling practices, as well as the factors noted above. Ultimate actual payments for claims and LAE could turn out to be significantly different from our estimates.

Our liabilities for unpaid losses and LAE related to tabular workers' compensation and certain assumed reinsurance coverage are discounted to the present value of estimated future payments. Prior to discounting, these liabilities totaled $948 million and $890 million at Dec. 31, 2001 and 2000, respectively. The total discounted liability reflected on our balance sheet was $768 million and $681 million at Dec. 31, 2001 and 2000, respectively. The liability for workers' compensation was discounted using rates of up to 3.5%, based on state-prescribed rates. The liability for certain assumed reinsurance coverage was discounted using rates up to 7.5%, based on our return on invested assets or, in many cases, on yields contractually guaranteed to us on funds held by the ceding company, as permitted by the state of domicile.

Lloyd's — We participate in Lloyd's as an investor in underwriting syndicates and as the owner of a managing agency. We record our pro rata share of syndicate assets, liabilities, revenues and expenses, after making adjustments to convert Lloyd's accounting to U.S. GAAP. The most significant U.S. GAAP adjustments relate to income recognition. Lloyd's syndicates determine underwriting results by year of account at the end of three years. We record adjustments to recognize underwriting results as incurred, including the expected ultimate cost of losses incurred. These adjustments to losses are based on actuarial analysis of syndicate accounts, including forecasts of expected ultimate losses provided by the syndicates. The results of our operations at Lloyd's are recorded on a one-quarter lag due to time constraints in obtaining and analyzing such results for inclusion in our consolidated financial statements on a current basis.

Policy Acquisition Expenses — The costs directly related to writing an insurance policy are referred to as policy acquisition expenses and consist of commissions, state premium taxes and other direct underwriting expenses. Although these expenses are incurred when we issue a policy, we defer and amortize them over the same period as the corresponding premiums are recorded as revenues.

On a regular basis, we perform a recoverability analysis of the deferred policy acquisition costs in relation to the expected recognition of revenues, including anticipated investment income, and reflect adjustments, if any, as period costs. Should the analysis indicate that the acquisition costs are unrecoverable, further analyses are performed to determine if a reserve is required to provide for losses which may exceed the related unearned premiums.

Guarantee Fund and Other Insurance-Related Assessments — Effective Jan. 1, 1999, we adopted the provisions of the AICPA Statement of Position ("SOP") 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." As a result, we established an accrual related to estimated future guarantee fund payments based on a three-year average of paid assessments. We also accrue for specific known events and insolvencies. An asset is recorded related to future premium tax offsets for those states in which we are able to take a premium tax credit. We recorded in income from continuing operations a pretax expense of $41 million ($27 million after-tax) in the first quarter of 1999 representing the cumulative effect of adopting the provisions of this SOP related to our property-liability insurance business. The accrual is expected to be disbursed as assessed during a period of up to 30 years.

ACCOUNTING FOR OUR ASSET MANAGEMENT OPERATIONS

The results of The John Nuveen Company ("Nuveen") are reflected as our asset management segment. We held a 77% and 78% interest in Nuveen on Dec. 31, 2001 and 2000, respectively. Nuveen sponsors and markets open-end and closed-end (exchange-traded) managed funds, defined portfolios (unit investment trusts) and individual managed accounts. Nuveen's core businesses are asset management, and the development, marketing and distribution of investment products and services for advisors to the affluent, high net worth and institutional market segments. Nuveen distributes its retail investment products and services, including mutual funds, exchange-traded funds, defined portfolios and individual managed accounts, to the affluent and high net worth market segments through unaffiliated intermediary firms including broker-dealers, commercial banks, affiliates of insurance providers, financial planners, accountants, consultants and investment advisors. Nuveen provides investment products and services directly to the institutional market.

In July 2001, Nuveen acquired Symphony Asset Management, LLC ("Symphony"), an institutional money manager, with approximately $4 billion in assets under management. As a result of the acquisition, Nuveen's product offerings were expanded to include managed accounts and funds designed to reduce risk through market-neutral and other strategies in several equity and fixed-income asset classes for institutional investors.

Nuveen regularly purchases and holds for resale municipal securities and defined portfolio units. The level of inventory maintained by Nuveen will fluctuate daily and is dependent upon the need to support on-going sales. These inventory securities are carried at market value. Prior to the sale of its investment banking operation in the third quarter of 1999, Nuveen also underwrote and traded municipal bonds and maintained inventories of such securities in connection with that business.

Nuveen's principal sources of revenue are investment advisory fees, revenues from the distribution of defined portfolio and mutual fund products, and fees earned on certain institutional accounts based on their performance.

We consolidate 100% of Nuveen's assets, liabilities, revenues and expenses, with reductions on the balance sheet and statement of operations for the minority shareholders' proportionate interest in Nuveen's equity and earnings. Minority interest of $93 million and $88 million was recorded in other liabilities at the end of 2001 and 2000, respectively.

Nuveen repurchased and retired 4.1 million and 1.2 million of its common shares from minority shareholders in 2001 and 2000, respectively, for a total cost of $172 million in 2001 and $51 million in 2000. No shares were repurchased from The St. Paul in those years; however our percentage ownership fell from 78% at Dec. 31, 2000, to 77% at Dec. 31, 2001, due to Nuveen's issuance of additional shares under various stock option and incentive plans and the issuance of common shares upon the conversion of a portion of its preferred stock. During 2001, Nuveen completed a 3-for-2 stock split of its common stock, effected as a dividend to shareholders of record as of Sept. 20, 2001.

ACCOUNTING FOR OUR INVESTMENTS

Fixed Maturities — Our fixed maturity portfolio is composed primarily of high-quality, intermediate-term taxable U.S. government, corporate and mortgage-backed bonds, and tax-exempt U.S. municipal bonds. Our entire fixed maturity investment portfolio is classified as available-for-sale. Accordingly, we carry that portfolio on our balance sheet at estimated fair value. Fair values are based on quoted market prices, where available, from a third-party pricing service. If quoted market prices are not available, fair values are estimated using values obtained from independent pricing services or a cash flow estimate is used.

Equities — Our equity securities are also classified as available-for-sale and carried at estimated fair value, which is based on quoted market prices obtained from a third-party pricing service.

Real Estate and Mortgage Loans — Our real estate investments include warehouses and office buildings and other commercial land and properties that we own directly or in which we have a partial interest through joint ventures with other investors. Our mortgage loan investments consist of fixed-rate loans collateralized by apartment, warehouse and office properties.

For direct real estate investments, we carry land at cost and buildings at cost less accumulated depreciation and valuation adjustments. We depreciate real estate assets on a straight-line basis over 40 years. Tenant improvements are amortized over the term of the corresponding lease. The accumulated depreciation of our real estate investments was $153 million and $133 million at Dec. 31, 2001 and 2000, respectively.

We use the equity method of accounting for our real estate joint ventures, which means we carry these investments at cost, adjusted for our share of earnings or losses, and reduced by cash distributions from the joint ventures and valuation adjustments. Due to time constraints in obtaining financial results, the results of these operations are recorded on a one-month lag. If events occur during the lag period which are significant to our consolidated results, the impact is included in the current period results.

We carry our mortgage loans at the unpaid principal balances less any valuation adjustments, which approximates fair value. Valuation allowances are recognized for loans with deterioration in collateral performance that is deemed other than temporary. The estimated fair value of mortgage loans was $134 million and $185 million at Dec. 31, 2001 and 2000 respectively.

Venture Capital — Our venture capital investments represent ownership interests in small- to medium-sized companies. These investments are made through limited partnerships or direct ownership. The limited partnerships are carried at our equity in the estimated market value of the investments held by these limited partnerships. The investments we own directly are carried at estimated fair value. Fair values are based on quoted market prices obtained from third-party pricing services for publicly traded stock, or an estimate of value as determined by an internal management committee for privately-held securities. Certain publicly traded securities may be carried at a discount of 10-35% of the quoted market price, due to the impact of various restrictions which limit our ability to sell the stock. Due to time constraints in obtaining financial results, the operations of the limited partnerships are recorded on a one-quarter lag. If security-specific events occur during the lag period that are significant to our consolidated results, the impact is included in the current period results.

Securities on Loan — We participate in a securities lending program whereby certain securities from our portfolio are loaned to other institutions for short periods of time. We receive a fee from the borrower in return. Our policy is to require collateral equal to 102 percent of the fair value of the loaned securities. We maintain full ownership rights to the securities loaned, and continue to earn interest on them. In addition, we have the ability to sell the securities while they are on loan. We have an indemnification agreement with the lending agents in the event a borrower becomes insolvent or fails to return securities. We record securities lending collateral as a liability. The proceeds from the collateral are invested in short-term investments and are reported on the balance sheet. We share a portion of the interest earned on these short-term investments with the borrower. The fair value of the securities on loan is reclassified as a securities lending asset.

Realized Investment Gains and Losses — We record the cost of each individual investment so that when we sell an investment, we are able to identify and record that transaction's gain or loss on our statement of operations.

We monitor the difference between the cost and estimated fair value of our investments. If any of our investments experience a decline in value that we believe is other than temporary, we write down the asset for the decline and record a realized loss on the statement of operations.

Unrealized Appreciation or Depreciation on Investments — For investments we carry at estimated fair value, including those related to discontinued operations at Dec. 31, 2000, we record the difference between cost and fair value, net of deferred taxes, as a part of common shareholders' equity. This difference is referred to as unrealized appreciation or depreciation on investments. The change in unrealized appreciation or depreciation during the year is a component of other comprehensive income.

DERIVATIVE FINANCIAL INSTRUMENTS

In June 1998, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. This statement required all derivatives to be recorded at fair value on the balance sheet and established new accounting rules for hedging. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of SFAS No. 133," which amended SFAS No. 133 to make it effective for all quarters of fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," as an additional amendment to SFAS No. 133, to address a limited number of issues causing implementation difficulties. Effective Jan. 1, 2001, we adopted the provisions of SFAS No. 133, as amended. See Note 8 for further information regarding the impact of the adoption on our financial statements.

In accordance with SFAS No. 133, our policy as of January 1, 2001 is to record all derivatives on our balance sheet at fair value. The accounting for the gain or loss due to changes in the fair value of these instruments is dependent on whether the derivative qualifies as a hedge. If the derivative does not qualify as a hedge, the gains or losses are reported in earnings when they occur. If the derivative does qualify as a hedge, the accounting varies based on the type of risk being hedged. Generally, however, the portion of the hedge deemed effective is recorded on the balance sheet, and the portion deemed ineffective is recorded in the statement of operations.

Fair value for our derivatives is based on quoted market rates obtained from third party pricing services or, in the case of an embedded collar, on a Black Scholes valuation.

Prior to our adoption of SFAS No. 133 in 2001, related to our use of forward contracts to hedge the foreign currency exposure to our net investment in our foreign operations, we reflected the movements of foreign currency exchange rates as unrealized gains or losses, net of tax, as part of our common shareholders' equity. If unrealized gains or losses on the foreign currency hedge exceeded the offsetting currency translation gain or loss on the investments in the foreign operations, they were included in the statement of operations. Prior to 2001, our interest rate swap agreements were not recorded on our balance sheet.

CASH RESTRICTIONS

Lloyd's solvency requirements call for certain of our funds to be held in trust in amounts sufficient to meet claims. These funds amounted to $76 million and $102 million at Dec. 31, 2001 and 2000, respectively.

GOODWILL AND INTANGIBLE ASSETS

Goodwill is the excess of the amount we paid to acquire a company over the fair value of its net assets, reduced by amortization and any subsequent valuation adjustments. Intangible assets arise from the purchase from another entity of contractual or other legal rights, or an asset capable of being separated and sold. We amortize goodwill and intangible assets over periods of up to 40 years, generally on a straight-line basis. The accumulated amortization of goodwill and intangible assets was $257 million and $216 million at Dec. 31, 2001 and 2000, respectively.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations," which established financial accounting and reporting standards for business combinations. It required all business combinations initiated subsequent to June 30, 2001 to be accounted for under the purchase method of accounting. In addition, this statement required that intangible assets that can be identified and meet certain criteria be recognized as assets apart from goodwill. We adopted the provisions of SFAS No. 141 via Nuveen's 2001 acquisition of Symphony. Nuveen recorded an intangible asset estimated to be in the amount of $53 million related to the purchase, which is expected to be amortized over a weighted average of ten years, and goodwill estimated to be in the amount of $151 million, which will not be amortized, but will be evaluated for possible impairment on an annual basis. (Goodwill acquired in a business combination completed after the adoption of SFAS No. 141, but before the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," is not amortized.)

IMPAIRMENTS OF LONG-LIVED ASSETS AND INTANGIBLES

We monitor the recoverability of the value of our long-lived assets to be held and used based on our estimate of the future cash flows (undiscounted and without interest charges) expected to result from the use of the asset and its eventual disposition considering any events or changes in circumstances which indicate that the carrying value of an asset may not be recoverable. We monitor the value of our goodwill based on our estimates of discounted future earnings. If either estimate is less than the carrying amount of the asset, we reduce the carrying value to fair value with a corresponding charge to expenses. We monitor the value of our long-lived assets, and certain identifiable intangibles, to be disposed of and report them at the lower of carrying value or fair value less our estimated cost to sell.

OFFICE PROPERTIES AND EQUIPMENT

We carry office properties and equipment at depreciated cost. We depreciate these assets on a straight-line basis over the estimated useful lives of the assets. The accumulated depreciation for office properties and equipment was $483 million and $452 million at the end of 2001 and 2000, respectively.

INTERNALLY DEVELOPED SOFTWARE COSTS

We capitalize certain internally developed software costs incurred during the application development stage of a project. These costs include external direct costs associated with the project and payroll and related costs for employees who devote time to the project. We begin to amortize costs once the software is ready for its intended use, and amortize them over the software's expected useful life, generally five years.

At Dec. 31, 2001 and 2000, respectively, we had $50 million and $42 million of unamortized internally developed computer software costs and recorded $7 million and $3 million of amortization expense during 2001 and 2000, respectively.

FOREIGN CURRENCY TRANSLATION

We assign functional currencies to our foreign operations, which are generally the currencies of the local operating environment. Foreign currency amounts are remeasured to the functional currency, and the resulting foreign exchange gains or losses are reflected in the statement of operations. Functional currency amounts are then translated into U.S. dollars. The unrealized gain or loss from this translation, net of tax, is recorded as a part of common shareholders' equity. The change in unrealized foreign currency translation gain or loss during the year, net of tax, is a component of comprehensive income. Both the remeasurement and translation are calculated using current exchange rates for the balance sheets and average exchange rates for the statements of operations.

SUPPLEMENTAL CASH FLOW INFORMATION

Interest and Income Taxes Paid — We paid interest on debt and distributions on redeemable preferred securities of trusts of $133 million in 2001, $134 million in 2000 and $128 million in 1999. We received net federal income tax refunds of $54 million in 2001, and paid federal income taxes of $161 million in 2000 and $73 million in 1999.

Non-cash Investing and Financing Activities — In September 2001, related to the sale of our life insurance subsidiary to Old Mutual plc, we received approximately 190 million shares of Old Mutual common stock as partial consideration. The shares were valued at $300 million at the time of closing. In August 2000, we issued 7,006,954 common shares in connection with the conversion of over 99% of the $207 million of 6% Convertible Monthly Income Preferred Securities issued by St. Paul Capital LLC (our wholly-owned subsidiary).

2
September 11, 2001 Terrorist Attack

On September 11, 2001, terrorists hijacked four commercial passenger jets in the United States. Two of the jets were flown into the World Trade Center towers in New York, N.Y., causing their collapse. The third jet was flown into the Pentagon building in Washington, D.C., causing severe damage, and the fourth jet crashed in rural Pennsylvania. This terrorist attack caused significant loss of life and resulted in unprecedented losses for the property-liability insurance industry.

Our estimated gross pretax losses and loss adjustment expenses incurred as a result of the terrorist attack totaled $2.3 billion. The estimated net pretax operating loss of $941 million from that event included an estimated benefit of $1.2 billion from cessions made under various reinsurance agreements, a $47 million provision for uncollectible reinsurance, a net $83 million benefit from additional and reinstatement premiums, and a $91 million reduction in contingent commission expenses in our Reinsurance segment.

Our estimated losses were based on a variety of actuarial techniques, coverage interpretation and claims estimation methodologies, and included an estimate of losses incurred but not reported, as well as estimated costs related to the settlement of claims. Our estimate of losses is also based on our belief that property-liability insurance losses from the terrorist attack will total between $30 billion and $35 billion for the insurance industry. Our estimate of industry losses is subject to significant uncertainties and may change over time as additional information becomes available. A material increase in our estimate of industry losses would likely cause us to make a corresponding material increase to our provision for losses related to the attack.

Our estimated after-tax loss of $612 million ($941 million pretax) is recorded in our 2001 statement of operations in the following line items. The tax benefit has been calculated at the statutory rate of 35%.

(In millions)	
Premiums earned	$ 83
Insurance losses and loss adjustment expenses	(1,115)
Operating and administrative expenses	91
Loss from continuing operations, before income taxes	(941)
Income tax benefit	329
Loss from continuing operations	$ (612)

The estimated net pretax loss of $941 million was distributed among our property-liability business segments as follows.

(In millions)	
Specialty Commercial	$ 89
Commercial Lines Group	108
Surety & Construction	2
Health Care	5
Lloyd's & Other	181
Total Primary Insurance	385
Reinsurance	556
Total Property-Liability Insurance	$ 941

3
December 2001 Strategic Review

In October 2001, we announced that we were undertaking a thorough review of each of our business operations under the direction of our new chief executive officer. On completion of that review in December 2001, we announced a series of actions designed to improve our profitability, summarized as follows.

- We will exit, on a global basis, all business underwritten in our Health Care segment through ceasing to write new business and the non-renewal of business upon policy expiration, in accordance with regulatory requirements.
- We will narrow the product offerings and geographic presence of our reinsurance operation. We will no longer underwrite aviation or bond and credit reinsurance, or offer certain financial risk and capital markets reinsurance products. We will also substantially reduce the North American business we underwrite in London. Our reinsurance operation will focus on several areas, including property catastrophe reinsurance, excess-of-loss casualty reinsurance, and marine and traditional finite reinsurance.
- At Lloyd's, we will exit most of our casualty insurance and reinsurance business, in addition to U.S. surplus lines and certain non-marine reinsurance lines. We will continue to underwrite aviation, marine, financial and professional services, property insurance, kidnap and ransom, accident and health, creditor and other personal specialty products.
- We will also exit those countries where we are not likely to achieve competitive scale, and are pursuing the sale of certain of these international operations. We will continue to underwrite business through our offices in Canada, the United Kingdom and Ireland, and we will continue to underwrite surety business in Mexico through our subsidiary, Afianzadora Insurgentes.
- We will reduce corporate overhead expenses, primarily through staff reductions.

The following table presents the premiums earned and underwriting results for 2001, 2000 and 1999 for the businesses to be exited under these actions.

(In millions)	2001	2000	1999
Premiums earned	$ 1,609	$ 1,277	$ 857
Underwriting results	(1,515)	(433)	(241)

In connection with these actions, we wrote off $73 million of goodwill related to businesses to be exited, of which $56 million related to our Health Care segment and $10 million related to our operations at Lloyd's. The remaining goodwill written off was related to our operations in Spain and Australia. In addition, we recorded a $62 million pretax restructuring charge related to the termination of employees and other costs to exit these businesses. See Note 16 for a discussion of this charge.

4
Acquisitions

Fireman's Fund Surety Business — In December 2001, we purchased the right to seek to renew surety bond business previously underwritten by Fireman's Fund Insurance Company ("Fireman's Fund"). We paid Fireman's Fund $10 million in 2001 for this right, which was recorded as an intangible asset and is expected to be amortized over ten years. Based on the volume of business renewed, we may be obligated to make an additional payment to Fireman's Fund in early 2003 (see Note 15).

Penco — In January 2001, we acquired the right to seek to renew a book of municipality insurance business from Penco, a program administrator for Willis North America Inc., for total consideration of $3.5 million. We recorded that amount as an intangible asset and expect to amortize it over five years.

MMI — In April 2000, we closed on our acquisition of MMI Companies, Inc. ("MMI"), a Deerfield, IL-based provider of medical services-related insurance products and consulting services. The transaction was accounted for as a purchase, with a total purchase price of approximately $206 million, in addition to the assumption of $165 million in preferred securities and debt. The final purchase price adjustments resulted in an excess of purchase price over net tangible assets acquired of approximately $85 million, which we expected to amortize on a straight-line basis over 15 years.

Prior to the acquisition, MMI recorded a $93 million provision to strengthen their loss reserves, with $77 million reflected in their domestic operations and $16 million reflected in Unionamerica, their U.K.-based international operations.

As part of the strategic review discussed in Note 3, we decided to exit the Health Care liability insurance business, including that obtained through the MMI acquisition. Accordingly, in December 2001, we wrote off $56 million in goodwill associated with the underwriting operations of MMI. As of Dec. 31, 2001, the remaining $8 million of unamortized goodwill related to the consulting business obtained in the purchase.

Pacific Select — In February 2000, we closed on our acquisition of Pacific Select Insurance Holdings, Inc. and its wholly-owned subsidiary Pacific Select Property Insurance Co. (together, "Pacific Select"), a California insurer that sells earthquake coverage to California homeowners. The transaction was accounted for as a purchase, at a cost of approximately $37 million. We recorded goodwill of approximately $11 million, which we are amortizing on a straight-line basis over ten years. Pacific Select's results of operations from the date of purchase are included in our 2000 consolidated results.

5
Earnings Per Common Share

Year ended December 31	**2001**	2000	1999
(In millions)			
EARNINGS			
Basic			
Net income (loss), as reported	**$ (1,088)**	$ 993	$ 834
Preferred stock dividends, net of taxes	**(9)**	(8)	(8)
Premium on preferred shares redeemed	**(8)**	(11)	(4)
Net income (loss) available to common shareholders	**$ (1,105)**	$ 974	$ 822
Diluted			
Net income (loss) available to common shareholders	**$ (1,105)**	$ 974	$ 822
Effect of dilutive securities:			
Convertible preferred stock	**—**	6	6
Zero coupon convertible notes	**—**	3	3
Convertible monthly income preferred securities	—	5	8
Net income (loss) available to common shareholders	**$ (1,105)**	$ 988	$ 839
COMMON SHARES			
Basic			
Weighted average common shares outstanding	**212**	217	228
Diluted			
Weighted average common shares outstanding	**212**	217	228
Weighted average effects of dilutive securities:			
Stock options	**—**	3	2
Convertible preferred stock	**—**	7	7
Zero coupon convertible notes	**—**	2	2
Convertible monthly income preferred securities	—	4	7
Total	**212**	233	246
EARNINGS (LOSS) PER COMMON SHARE			
Basic	**$ (5.22)**	$ 4.50	$ 3.61
Diluted	**$ (5.22)**	$ 4.24	$ 3.41

The assumed conversion of preferred stock and zero coupon notes are each anti-dilutive to our net loss per share for the year ended Dec. 31, 2001, and therefore not included in the EPS calculation. The convertible monthly income preferred securities were fully converted or redeemed during 2000.

6
Investments

Valuation of Investments — The following presents the cost, gross unrealized appreciation and depreciation, and estimated fair value of our investments in fixed maturities, equities, venture capital and securities on loan.

December 31, 2001	Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Fair Value
(In millions)				
Fixed maturities:				
U.S. government	$ 1,197	$ 74	$ (1)	$ 1,270
State and political subdivisions	4,720	231	(3)	4,948
Foreign governments	1,168	44	(11)	1,201
Corporate securities	5,654	220	(50)	5,824
Asset-backed securities	115	4	(3)	116
Mortgage-backed securities	2,493	65	(6)	2,552
Total fixed maturities	15,347	638	(74)	15,911
Equities	1,415	107	(112)	1,410
Venture capital	766	210	(117)	859
Securities on loan	739	40	(4)	775
Total	$18,267	$ 995	$ (307)	$18,955

December 31, 2000	Cost	Gross Unrealized Appreciation	Gross Unrealized Depreciation	Estimated Fair Value
(In millions)				
Fixed maturities:				
U.S. government	$ 818	$ 35	$ (1)	$ 852
State and political subdivisions	5,089	258	(1)	5,346
Foreign governments	999	37	(7)	1,029
Corporate securities	5,021	113	(74)	5,060
Asset-backed securities	117	2	(9)	110
Mortgage-backed securities	2,309	38	(14)	2,333
Total fixed maturities	14,353	483	(106)	14,730
Equities	1,124	418	(76)	1,466
Venture capital	657	438	(31)	1,064
Securities on loan	1,157	65	(15)	1,207
Total	$ 17,291	$ 1,404	$ (228)	$18,467

Statutory Deposits — At Dec. 31, 2001, our property-liability operation had investments in fixed maturities with an estimated fair value of $852 million on deposit with regulatory authorities as required by law.

Restricted Investments — Our subsidiaries Unionamerica and St. Paul Re-U.K. are required, as accredited U.S. reinsurers, to hold certain investments in trust in the United States. These trust funds had a fair value of $514 million at Dec. 31, 2001. Additionally, Unionamerica has funds deposited with third parties to be used as collateral to secure various liabilities on behalf of insureds, cedants and other creditors. These funds had a fair value of $53 million at Dec. 31, 2001.

Fixed Maturities by Maturity Date — The following table presents the breakdown of our fixed maturities by years to stated maturity. Actual maturities may differ from those stated as a result of calls and prepayments.

December 31, 2001	Amortized Cost	Estimated Fair Value
(In millions)		
One year or less	$ 971	$ 986
Over one year through five years	4,586	4,801
Over five years through 10 years	3,457	3,567
Over 10 years	3,725	3,889
Asset-backed securities with various maturities	115	116
Mortgage-backed securities with various maturities	2,493	2,552
Total	$ 15,347	$ 15,911

7
Investment Transactions

Investment Activity — Following is a summary of our investment purchases, sales and maturities.

Year ended December 31	2001	2000	1999
(In millions)			
PURCHASES			
Fixed maturities	**$ 4,959**	$ 2,489	$ 2,818
Equities	**1,737**	2,168	1,403
Real estate and mortgage loans	**27**	3	130
Venture capital	**287**	446	218
Other investments	**23**	48	9
Total purchases	**7,033**	5,154	4,578
PROCEEDS FROM SALES AND MATURITIES			
Fixed maturities:			
Sales	**2,035**	1,739	1,726
Maturities and redemptions	**2,200**	1,406	1,858
Equities	**1,732**	2,183	1,438
Real estate and mortgage loans	**100**	265	133
Venture capital	**50**	663	283
Other investments	**164**	34	34
Total sales and maturities	**6,281**	6,290	5,472
Net purchases (sales)	**$ 752**	$ (1,136)	$ (894)

Net Investment Income — Following is a summary of our net investment income.

Year ended December 31	2001	2000	1999
(In millions)			
Fixed maturities	**$ 1,069**	$ 1,090	$ 1,104
Equities	**16**	16	17
Real estate and mortgage loans	**115**	91	86
Venture capital	**(4)**	(1)	(1)
Securities on loan	**2**	2	2
Other investments	**3**	4	10
Short-term investments	**55**	83	66
Total	**1,256**	1,285	1,284
Investment expenses	**(39)**	(23)	(25)
Net investment income	**$ 1,217**	$ 1,262	$ 1,259

Realized and Unrealized Investment Gains (Losses) — The following summarizes our pretax realized investment gains and losses, and the change in unrealized appreciation of investments recorded in common shareholders' equity and in comprehensive income.

Year ended December 31	2001	2000	1999
(In millions)			
PRETAX REALIZED INVESTMENTS GAINS (LOSSES)			
Fixed maturities:			
Gross realized gains	**$ 28**	$ 29	$ 10
Gross realized losses	**(105)**	(58)	(29)
Total fixed maturities	**(77)**	(29)	(19)
Equities:			
Gross realized gains	**276**	296	224
Gross realized losses	**(280)**	(201)	(97)
Total equities	**(4)**	95	127
Real estate and mortgage loans	**12**	4	18
Venture capital	**(43)**	554	158
Other investments	**18**	8	2
Total pretax realized investment gains (losses)	**$ (94)**	$ 632	$ 286
CHANGE IN UNREALIZED APPRECIATION			
Fixed maturities	**$ 187**	$ 457	$ (997)
Equities	**(347)**	(199)	223
Venture capital net of minority interest	**(314)**	(61)	286
Other	**(80)**	47	(44)
Total change in pretax unrealized appreciation on continuing operations	**(554)**	244	(532)
Change in deferred taxes	**214**	(88)	185
Total change in unrealized appreciation on continuing operations, net of taxes	**(340)**	156	(347)
Change in pretax unrealized appreciation on discontinued operations	**26**	63	(173)
Change in deferred taxes	**(9)**	(22)	61
Total change in unrealized appreciation on discontinued operations, net of taxes	**17**	41	(112)
Total change in unrealized appreciation, net of taxes	**$ (323)**	$ 197	$ (459)

8
Derivative Financial Instruments

Derivative financial instruments include futures, forward, swap and option contracts and other financial instruments with similar characteristics. We have had limited involvement with these instruments, primarily for purposes of hedging against fluctuations in foreign currency exchange rates, interest rates and movement in the price of a particular investment. All investments, including derivative instruments, have some degree of market and credit risk associated with them. However, the market risk on our derivatives substantially offsets the market risk associated with fluctuations in interest rates, foreign currency exchange rates and market prices. We seek to reduce our credit risk exposure by conducting derivative transactions only with reputable, investment-grade counterparties.

Effective Jan. 1, 2001, we adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended ("SFAS No. 133"). The statement requires the recognition of all derivatives as either assets or liabilities on the balance sheet, carried at fair value. In accordance with the statement, derivatives are specifically designated into one of three categories based on their intended use, and the applicable category dictates the accounting for each derivative. We have held the following derivatives, by category.

Fair Value Hedges — We have several pay-floating, receive-fixed interest rate swaps, totaling $230 million notional amount, that are designated as fair value hedges of a portion of our medium-term and senior notes, that we have entered into for the purpose of managing the effect of interest rate fluctuations on this debt. The terms of the swaps match those of the debt instruments, and the swaps are therefore considered 100% effective. The transitional impact of adopting SFAS No. 133 for the fair value of the hedges was $15 million, which was recorded in "Other Assets" on the balance sheet with an equivalent liability recorded in debt. The related statement of operations impacts were offsetting; as a result, there was no transitional statement of operations impact of adopting SFAS No. 133 for fair value hedges. The impact related to the 2001 movement in interest rates was an $8 million increase in the fair value of the swaps and the related debt on the balance sheet, with the statement of operations impacts again offsetting.

Cash Flow Hedges — We have purchased foreign currency forward contracts that are designated as cash flow hedges. They are utilized to minimize our exposure to fluctuations in foreign currency values that result from forecasted foreign currency payments, as well as from foreign currency payables and receivables. The transitional impact of adopting SFAS No. 133 for cash flow hedges was a gain of less than $1 million, which was included in Other Comprehensive Income ("OCI"). During 2001, we recognized a $2 million loss on the cash flow hedges, which is also included in OCI. The amounts included in OCI will be reclassified into earnings concurrent with the timing of the hedged cash flows, which is not expected to occur within the next twelve months. During 2001 we recognized a loss in the statement of operations of less than $1 million representing the portion of the forward contracts deemed ineffective.

Non-Hedge Derivatives — We have entered into a variety of other financial instruments that are considered to be derivatives, but which are not designated as hedges, that we utilize to minimize the potential impact of market movements in certain investment portfolios. These include our investment in an embedded collar on Old Mutual common stock received as partial consideration from the sale of our life insurance business (see Note 15), foreign currency put options on British Pounds Sterling to hedge currency risk associated with our position in Old Mutual stock and stock warrants in our venture capital business. There was no transition adjustment related to the adoption of SFAS No. 133, and we recorded $3 million of income in continuing operations during 2001 relating to the change in the market value of these derivatives during the period. For the same period we also recorded $17 million of income in discontinued operations relating to non-hedge derivatives associated with the sale of our life insurance business.

Derivative-type Instruments Accounted for Under EITF 99-2 — We have also offered insurance products that are accounted for as weather derivatives. These derivatives are accounted for under EITF 99-2, "Accounting for Weather Derivatives," which provides for accounting similar to that for SFAS No. 133 derivatives. The net impact to our statement of operations of these insurance products in 2001 was a $2 million loss, with no impact in 2000. At Dec. 31, 2001, we had two contracts outstanding, with total maximum exposure of $15 million. As part of our December 2001 strategic review, we determined that we would no longer issue this type of product.

9
Reserves for Losses and Loss Adjustment Expenses

Reconciliation of Loss Reserves — The following table represents a reconciliation of beginning and ending consolidated property-liability insurance loss and loss adjustment expense ("LAE") reserves for each of the last three years.

Year ended December 31	2001	2000	1999
(In millions)			
Loss and LAE reserves at beginning of year, as reported	$18,196	$17,720	$ 18,012
Less reinsurance recoverables on unpaid losses at beginning of year	(4,651)	(3,678)	(3,199)
Net loss and LAE reserves at beginning of year	13,545	14,042	14,813
Activity on reserves of discontinued operations:			
Losses incurred	17	(4)	279
Losses paid	(131)	(141)	(473)
Net activity	(114)	(145)	(194)
Net reserves of acquired companies	—	984	—
Provision for losses and LAE for claims incurred on continuing operations:			
Current year	6,902	4,178	3,928
Prior years	577	(265)	(208)
Total incurred	7,479	3,913	3,720
Losses and LAE payments for claims incurred on continuing operations:			
Current year	(1,125)	(970)	(959)
Prior years	(4,443)	(4,138)	(3,411)
Total paid	(5,568)	(5,108)	(4,370)
Unrealized foreign exchange loss (gain)	(89)	(141)	73
Net loss and LAE reserves at end of year	15,253	13,545	14,042
Plus reinsurance recoverables on unpaid losses at end of year	6,848	4,651	3,678
Loss and LAE reserves at end of year, as reported	$ 22,101	$ 18,196	$17,720

During 2001, we recorded significant prior-year loss provisions for our Health Care segment. In 2000, loss trends in this segment had indicated an increase in the severity of claims incurred in the 1995 through 1997 accident years; accordingly, we recorded a provision for prior-year losses. In 2001, loss activity continued to increase not only for the years 1995 through 1997, but also 1998, and early activity on claims incurred in 1999 through 2001 indicated an increase in severity for those years. Those developments led us to a much different view of loss development in this segment which in turn caused us to record provisions for prior year losses totaling $735 million in this segment in 2001. Excluding this specific increase, the change in prior-year provision was a reduction of $158 million. At the end of the year, we announced our intention to exit, on a global basis, all business underwritten in our Health Care segment through ceasing to write new business and the non-renewal of business upon policy expiration, in accordance with regulatory requirements.

A reduction in prior-year losses was recorded in 2000 and 1999. In 2000, the favorable prior-year loss development was widespread across all lines of business with the exception of the Health Care segment. In 1999, favorable prior-year loss development in several lines of business, including workers compensation and assumed reinsurance, was partially offset by adverse development in our Ocean Marine operation and certain commercial business centers.

The "activity on reserves of discontinued operations" represents certain activity related to the 1999 sale of our standard personal insurance business. The reserve balances associated with certain portions of the business sold are included in our total reserves, but the related incurred losses are excluded from continuing operations in our statements of operations for all periods presented, and included in discontinued operations. See Note 15 for a discussion of reserve guarantees we made related to this sale.

In 1996, we acquired Northbrook Holdings, Inc. and its three insurance subsidiaries ("Northbrook") from Allstate Insurance Company. In the Northbrook purchase agreement, we agreed to pay Allstate additional consideration of up to $50 million in the event a redundancy developed on the acquired Northbrook reserves between the purchase date and July 31, 2000. During 2000, we made a payment to Allstate in the amount of $50 million under this agreement.

Environmental and Asbestos Reserves — Our underwriting operations continue to receive claims under policies written many years ago alleging injury or damage from environmental pollution or seeking payment for the cost to clean up polluted sites. We have also received asbestos injury claims tendered under general liability policies.

The following table summarizes the environmental and asbestos reserves reflected in our consolidated balance sheet at Dec. 31, 2001 and 2000. Amounts in the "net" column are reduced by reinsurance.

	2001		2000	
December 31	Gross	Net	Gross	Net
(In millions)				
Environmental	$ 582	$ 507	$ 665	$ 563
Asbestos	478	367	397	299
Total environmental and asbestos reserves	$ 1,060	$ 874	$ 1,062	$ 862

10
Income Taxes

Method for Computing Income Tax Expense (Benefit) — We compute our income tax expense under the liability method. This means deferred income taxes reflect what we estimate we will pay or receive in future years. A current tax liability, or asset, is recognized for the estimated taxes payable, or recoverable, for the current year.

Income Tax Expense (Benefit) — Income tax expense or benefits are recorded in various places in our financial statements. A summary of the amounts and places follows.

Year ended December 31 (In millions)	2001	2000	1999
STATEMENTS OF OPERATIONS			
Expense (benefit) on continuing operations	$ (422)	$ 431	$ 219
Benefit on operating loss of discontinued operations	—	10	15
Expense (benefit) on gain or loss on disposal of discontinued operations	37	(6)	90
Total income tax expense (benefit) included in statements of operations	(385)	435	324
COMMON SHAREHOLDERS' EQUITY			
Expense (benefit) relating to stock-based compensation and the change in unrealized appreciation and unrealized foreign exchange	(218)	86	(253)
Total income tax expense (benefit) included in financial statements	$ (603)	$ 521	$ 71

Components of Income Tax Expense (Benefit) — The components of income tax expense (benefit) on continuing operations are as follows.

Year ended December 31 (In millions)	2001	2000	1999
Federal current tax expense (benefit)	$ (303)	$ 19	$ 104
Federal deferred tax expense (benefit)	(81)	372	102
Total federal income tax expense (benefit)	(384)	391	206
Foreign income tax expense (benefit)	(48)	26	2
State income tax expense	10	14	11
Total income tax expense (benefit) on continuing operations	$ (422)	$ 431	$ 219

Our Tax Rate is Different from the Statutory Rate — Our total income tax expense on income from continuing operations differs from the statutory rate of 35% of income from continuing operations before income taxes as shown in the following table.

Year ended December 31 (In millions)	2001	2000	1999
Federal income tax expense (benefit) at statutory rate	$ (501)	$ 490	$ 333
Increase (decrease) attributable to:			
Nontaxable investment income	(85)	(95)	(103)
Valuation allowance	74	—	2
Foreign underwriting operations	44	18	4
Goodwill	30	4	5
Other	16	14	(22)
Total income tax expense (benefit) on continuing operations	$ (422)	$ 431	$ 219
Effective tax rate on continuing operations	29.5%	30.7%	23.0%

Major Components of Deferred Income Taxes on Our Balance Sheet — Differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years are called temporary differences. The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities are presented in the following table.

December 31 (In millions)	2001	2000
DEFERRED TAX ASSETS		
Loss reserves	$ 792	$ 800
Unearned premium reserves	193	160
Alternative minimum tax credit carryforwards	124	265
Net operating loss carryforwards	496	136
Deferred compensation	113	121
Other	612	549
Total gross deferred tax assets	2,330	2,031
Less valuation allowance	(106)	(32)
Net deferred tax assets	2,224	1,999
DEFERRED TAX LIABILITIES		
Unrealized appreciation of investments	218	426
Deferred acquisition costs	218	183
Real estate	132	123
Prepaid compensation	92	88
Other	316	249
Total gross deferred tax liabilities	976	1,069
Deferred income taxes	$ 1,248	$ 930

If we believe that all of our deferred tax assets will not result in future tax benefits, we must establish a valuation allowance for the portion of these assets that we think will not be realized. The net change in the valuation allowance for deferred tax assets was an increase of $74 million in 2001, and an increase of $24 million in 2000, both relating to our foreign underwriting operations. The increase in 2000 was related to our purchase of MMI. Based predominantly upon a review of our anticipated future earnings, but also including all other available evidence, both positive and negative, we have concluded it is "more likely than not" that our net deferred tax assets will be realized.

Net Operating Loss ("NOL") and Foreign Tax Credit ("FTC") Carryforwards — For tax return purposes, as of Dec. 31, 2001, we had NOL carryforwards that expire, if unused, in 2005-2021 and FTC carryforwards that expire, if unused, in 2005-2006. The amount and timing of realizing the benefits of NOL and FTC carryforwards depends on future taxable income and limitations imposed by tax laws. The approximate amounts of those NOLs on a regular tax basis and an alternative minimum tax ("AMT") basis were $1.4 billion and $366 million, respectively. The approximate amounts of the FTCs both on a regular tax basis and an AMT basis were $11 million. The benefits of the NOL and FTC carryforwards have been recognized in our financial statements.

Undistributed Earnings of Subsidiaries — U.S. income taxes have not been provided on $72 million of our foreign operations' undistributed earnings as of Dec. 31, 2001, as such earnings are intended to be permanently reinvested in those operations. Furthermore, any taxes paid to foreign governments on these earnings may be used as credits against the U.S. tax on any dividend distributions from such earnings.

We have not provided taxes on approximately $336 million of undistributed earnings related to our majority ownership of The John Nuveen Company as of Dec. 31, 2001, because we currently do not expect those earnings to become taxable to us.

IRS Examinations — During 1998, The St. Paul merged with USF&G Corporation ("USF&G"). The IRS is currently examining USF&G's pre-merger consolidated returns for the years 1992 through 1997. The IRS has examined The St. Paul's pre-merger consolidated returns through 1997 and is currently examining the years 1998 through 2000. We believe that any additional taxes assessed as a result of these examinations would not materially affect our overall financial position, results of operations or liquidity.

11
Capital Structure

The following summarizes our capital structure, including debt, preferred securities, and equity instruments.

December 31	2001	2000
(In millions)		
Debt	$ 2,130	$ 1,647
Company-obligated mandatorily redeemable preferred securities of trusts holding solely subordinated debentures of the Company	893	337
Preferred shareholders' equity	58	49
Common shareholders' equity	5,056	7,178
Total capital	$ 8,137	$ 9,211
Ratio of debt to total capital	26%	18%

DEBT

Debt consists of the following.

	2001		2000	
December 31	Book Value	Fair Value	Book Value	Fair Value
(In millions)				
Commercial paper	$ 606	$ 606	$ 138	$ 138
Medium-term notes	571	596	617	619
7 7/8% senior notes	249	269	249	261
8 1/8% senior notes	249	275	249	267
Nuveen line of credit borrowings	183	183	—	—
Zero coupon convertible notes	103	106	98	95
7 1/8% senior notes	80	84	80	82
Variable rate borrowings	64	64	64	64
Real estate mortgages	2	2	2	2
8 3/8% senior notes	—	—	150	151
Total debt obligations	$ 2,107	$ 2,185	$ 1,647	$ 1,679
Fair value of interest rate swap agreements	$ 23	$ 23		
Total debt reported on balance sheet	$ 2,130	$ 2,208		

Compliance — We were in compliance with all provisions of our debt covenants as of Dec. 31, 2001 and 2000.

Fair Value of Debt Obligations — The fair values of our commercial paper and a portion of Nuveen's line of credit borrowings approximated their book values because of their short-term nature. The fair value of our variable rate borrowings approximated their book values due to the floating interest rates of these instruments. For our other debt, which has longer terms and fixed interest rates, our fair value estimate was based on current interest rates available on debt securities in the market that have terms similar to ours.

Medium-Term Notes — The medium-term notes bear interest rates ranging from 5.9% to 8.4%, with a weighted average rate of 6.8%. Maturities range from five to 15 years after the issuance dates.

7 7/8% Senior Notes — In April 2000, we issued $250 million of senior notes due April 15, 2005. Proceeds were used to repay commercial paper debt and for general corporate purposes.

8 1/8% Senior Notes — Also in April 2000, we issued $250 million of senior notes due April 15, 2010. Proceeds were used to repay commercial paper debt and for general corporate purposes.

Nuveen Line of Credit Borrowings — In 2001, our asset management subsidiary, The John Nuveen Company, entered into a $250 million revolving line of credit that extends through August 2003. The line is divided into two equal facilities, one of which has a three year term, the other is renewable in 364 days. At Dec. 31, 2001, Nuveen had two borrowings under this facility, including $125 million under the three-year facility and $58 million under the 364-day facility. The majority of the amount outstanding was used to finance a portion of Nuveen's acquisition of Symphony Asset Management LLC. At Dec. 31, 2001, the weighted average interest rate under these facilities was approximately 3.1%.

Commercial Paper — Our commercial paper is supported by a $400 million credit agreement that expires in 2002 and by a $200 million portfolio of high quality, highly liquid fixed maturity securities.

Interest rates on commercial paper issued in 2001 ranged from 1.1% to 6.7%; in 2000 the range was 5.5% to 6.7%; and in 1999 the range was 4.6% to 6.6%.

Zero Coupon Convertible Notes — The zero coupon convertible notes mature in 2009, but were redeemable beginning in 1999 for an amount equal to the original issue price plus accreted original issue discount. In addition, on March 3, 1999 and March 3, 2004, the holders of the zero coupon convertible notes had/have the right to require us to purchase their notes for the price of $640.82 and $800.51, respectively, per $1,000 of principal amount due at maturity. In March 1999, we repurchased approximately $34 million face amount of the zero coupon convertible notes, for a total cash consideration of $21 million.

7 1/8% Senior Notes — The 7 1/8% senior notes mature in 2005.

Variable Rate Borrowings — A number of our real estate entities are parties to variable rate loan agreements aggregating $64 million. The borrowings mature in the year 2030, with principal paydowns starting in the year 2006. The interest rate is set weekly by a third party, and was 2.7% at Dec. 31, 2001.

Real Estate Mortgage — The real estate mortgage represents a portion of the purchase price of one of our investments. The mortgage bears a fixed rate of 8.1% and matures in February 2002. During 2000, we repaid $13 million of mortgage debt associated with two of our real estate investments.

Interest Rate Swap Agreements — At Dec. 31, 2001, we were party to a number of interest rate swap agreements related to several of our debt securities outstanding. The net effect of the swaps was a $7 million reduction in our 2001 interest expense. The notional amount of these swaps totaled $230 million, and their aggregate fair value at Dec. 31, 2001 was an asset of $23 million. Prior to our adoption of SFAS No. 133, as amended, on Jan. 1, 2001, the fair value of these swap agreements was not recorded on our balance sheet. Upon adoption, we reflected the fair value of these swap agreements as an increase to other assets and a corresponding increase to debt on our balance sheet, with the statement of operations impacts of recording the swaps offsetting.

8 3/8% Senior Notes — In June 2001, our $150 million of 8 3/8% senior notes matured. The repayment of these notes was funded through a combination of internally generated funds and the issuance of commercial paper.

Interest Expense — Our interest expense on debt was $110 million in 2001, $115 million in 2000 and $96 million in 1999.

Maturities — The amount of debt obligations, other than commercial paper, that become due in each of the next five years is as follows: 2002, $108 million; 2003, $67 million; 2004, $180 million; 2005, $428 million; and 2006, $59 million.

COMPANY-OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF TRUSTS HOLDING SOLELY SUBORDINATED DEBENTURES OF THE COMPANY

In November 2001, St. Paul Capital Trust I issued 23,000,000 Trust Preferred Securities, generating gross proceeds of $575 million. St. Paul Capital Trust I had been formed for the sole purpose of issuing these securities. The proceeds were used to buy The St. Paul's junior subordinated debentures. The Trust Preferred Securities pay a quarterly distribution at an annual rate of 7.6% of each security's liquidation amount of $25. The St. Paul's debentures have a mandatory redemption date of Oct. 15, 2050, but we can redeem them on or after Nov. 13, 2006. The proceeds of such redemptions will be used to redeem a like amount of Trust Preferred Securities.

In 1995, we issued, through St. Paul Capital LLC (SPCLLC), 4,140,000 company-obligated mandatorily redeemable preferred securities, generating gross proceeds of $207 million. These securities were also known as convertible monthly income preferred securities ("MIPS"). The MIPS paid a monthly distribution at an annual rate of 6% of the liquidation preference of $50 per security. During 2000, SPCLLC provided notice to the holders of the MIPS that it was exercising its right to cause the conversion rights of the owners of the MIPS to expire. The MIPS were convertible into 1.6950 shares of our common stock (equivalent to a conversion price of $29.50 per share). Prior to the expiration date, holders of over 99% of the MIPS exercised their conversion rights and, in August 2000, we issued 7,006,954 common shares in connection with the conversion. The remaining MIPS were redeemed for cash at $50 per security, plus accumulated preferred distributions.

In connection with our purchase of MMI in April 2000, we assumed all obligations under their preferred securities. In December 1997, MMI issued $125 million of 30-year mandatorily redeemable preferred securities through MMI Capital Trust I, formed for the sole purpose of issuing the securities. The preferred securities pay a preferred distribution of 7 5/8% semi-annually in arrears, and have a mandatory redemption date of Dec. 15, 2027.

In 1997 and 1996, USF&G issued three series of preferred securities. After consummation of the merger with USF&G in 1998, The St. Paul assumed all obligations relating to these preferred securities. These Series A, Series B and Series C Capital Securities were issued through separate wholly-owned business trusts ("USF&G Capital I," "USF&G Capital II," and "USF&G Capital III," respectively) formed for the sole purpose of issuing the securities. We have effectively fully and unconditionally guaranteed all obligations of the three business trusts.

In December 1996, USF&G Capital I issued 100,000 shares of 8.5% Series A Capital Securities, generating gross proceeds of $100 million. The proceeds were used to purchase $100 million of USF&G Corporation 8.5% Series A subordinated debentures, which mature on Dec. 15, 2045. The debentures are redeemable under certain circumstances related to tax events at a price of $1,000 per debenture. The proceeds of such redemptions will be used to redeem a like amount of the Series A Capital Securities.

In January 1997, USF&G Capital II issued 100,000 shares of 8.47% Series B Capital Securities, generating gross proceeds of $100 million. The proceeds were used to purchase $100 million of USF&G Corporation 8.47% Series B subordinated debentures, which mature on Jan. 10, 2027. The debentures are redeemable at our option at any time beginning in January 2007 at scheduled redemption prices ranging from $1,042 to $1,000 per debenture. The debentures are also redeemable prior to January 2007 under certain circumstances related to tax and other special events. The proceeds of such redemptions will be used to redeem a like amount of the Series B Capital Securities.

In July 1997, USF&G Capital III issued 100,000 shares of 8.312% Series C Capital Securities, generating gross proceeds of $100 million. The proceeds were used to purchase $100 million of USF&G Corporation 8.312% Series C subordinated debentures, which mature on July 1, 2046. The debentures are redeemable under certain circumstances related to tax events at a price of $1,000 per debenture. The proceeds of such redemptions will be used to redeem a like amount of the Series C Capital Securities.

Under certain circumstances related to tax events, we have the right to shorten the maturity dates of the Series A, Series B and Series C debentures to no earlier than June 24, 2016, July 10, 2016 and April 8, 2012, respectively, in which case the stated maturities of the related Capital Securities will likewise be shortened.

In 2001, we repurchased and retired $20 million of USF&G Capital I securities. In 1999, we repurchased and retired a total of $79 million of USF&G Capital I, II and III securities. Purchases in both years were done in open market transactions. The amount retired in 1999 included $27 million of 8.5% Capital I, $22 million of 8.47% Capital II, and $30 million of 8.312% Capital III securities.

PREFERRED SHAREHOLDERS' EQUITY

The preferred shareholders' equity on our balance sheet represents the par value of preferred shares outstanding that we issued to our Stock Ownership Plan ("SOP") Trust, less the remaining principal balance on the SOP Trust debt. The SOP Trust borrowed funds from a U.S. underwriting subsidiary to finance the purchase of the preferred shares, and we guaranteed the SOP debt.

The SOP Trust may at any time convert any or all of the preferred shares into shares of our common stock at a rate of eight shares of common stock for each preferred share. Our board of directors has reserved a sufficient number of our authorized common shares to satisfy the conversion of all preferred shares issued to the SOP Trust and the redemption of preferred shares to meet employee distribution requirements. Upon the redemption of preferred shares, we will issue shares of our common stock to the trust to fulfill the redemption obligations.

COMMON SHAREHOLDERS' EQUITY

Common Stock and Reacquired Shares — We are governed by the Minnesota Business Corporation Act. All authorized shares of voting common stock have no par value. Shares of common stock reacquired are considered unissued shares. The number of authorized shares of the company is 480 million.

We reacquired some of our common shares in 2001, 2000 and 1999 for total costs of $589 million, $536 million and $356 million, respectively. We reduced our capital stock account and retained earnings for the cost of these repurchases.

A summary of our common stock activity for the last three years is as follows.

Year ended December 31	**2001**	2000	1999
(Shares)			
Outstanding at beginning of year	**218,308,016**	224,830,894	233,749,778
Shares issued:			
Stock incentive plans and other	**2,012,533**	3,686,827	1,896,229
Conversion of preferred stock	**287,442**	661,523	287,951
Conversion of MIPS	**—**	7,006,954	—
Acquisition	**—**	—	27,936
Reacquired shares	**(12,983,616)**	(17,878,182)	(11,131,000)
Outstanding at end of year	**207,624,375**	218,308,016	224,830,894

Undesignated Shares — Our articles of incorporation allow us to issue five million undesignated shares. The board of directors may designate the type of shares and set the terms thereof. The board designated 1,450,000 shares as Series B Convertible Preferred Stock in connection with the formation of our Stock Ownership Plan.

Dividend Restrictions — We primarily depend on dividends from our subsidiaries to pay dividends to our shareholders, service our debt and pay expenses. Various state laws and regulations limit the amount of dividends we may receive from our U.S. property-liability underwriting subsidiaries. Although $414 million will be available for dividends in 2002, business and regulatory considerations may impact the amount of dividends actually paid. We do not anticipate the receipt of any dividends from our domestic underwriting subsidiaries in 2002. We have sufficient resources available at the parent company to fund common and preferred shareholder dividends, interest payments and distributions on debt and preferred securities, respectively, and other administrative expenses. During 2001, we received dividends in the form of cash and securities of $827 million from our U.S. underwriting subsidiaries.

12
Retirement Plans

During 2000, employees hired prior to May 2000 were given the choice of remaining subject to our traditional pension formula and traditional postretirement health care benefits plan, or switching to a new cash balance pension formula and/or cash balance retiree health formula. Employees choosing to switch to the cash balance formula(s) were credited with opening balances effective Jan. 1, 2001. Employees hired after Dec. 31, 2000 are automatically subject to the cash balance formulas.

Defined Benefit Pension Plans — We maintain funded defined benefit pension plans for most of our employees. For those employees who have elected to remain subject to the traditional pension formula, benefits are based on years of service and the employee's compensation while employed by the company. Pension benefits generally vest after five years of service.

For those employees covered under the cash balance pension formula, we maintain a cash balance pension account to measure the amount of benefits payable to an employee. For each plan year an employee is an active participant, the cash balance pension account is increased for pay credits and interest credits. Pay credits are calculated based on age, vesting service and actual pensionable earnings, and added to the account on the first day of the next plan year. Interest credits are added at the end of each calendar quarter.

These benefits vest after five years of service. If an employee is vested under the cash balance formula when their employment with us ends, they are eligible to receive the formula amount in their cash balance pension account.

Our pension plans are noncontributory. This means that employees do not pay anything into the plans. Our funding policy is to contribute amounts sufficient to meet the minimum funding requirements of the Employee Retirement Income Security Act and any additional amounts that may be necessary. This may result in no contribution being made in a particular year.

Plan assets are invested primarily in equities and fixed maturities, and included 804,035 shares of our common stock with a market value of $35 million and $44 million at Dec. 31, 2001 and 2000, respectively.

We maintain noncontributory, unfunded pension plans to provide certain company employees with pension benefits in excess of limits imposed by federal tax law.

Postretirement Benefits Other Than Pension — We provide certain health care and life insurance benefits for retired employees (and their eligible dependents), who have elected to remain subject to the traditional formula. We currently anticipate that most covered employees will become eligible for these benefits if they retire while working for us. The cost of these benefits is shared with the retiree. The benefits are generally provided through our employee benefits trust, to which periodic contributions are made to cover benefits paid during the year. We accrue postretirement benefits expense during the period of the employee's service.

A health care inflation rate of 10.00% was assumed to change to 9.00% in 2002; decrease one percentage point annually to 5.00% in 2006; and then remain at that level. A one-percentage-point change in assumed health care cost trend rates would have the following effects.

(In millions)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost components	$ 2	$ (2)
Effect on postretirement benefit obligation	27	(22)

For those employees covered under the cash balance retiree health formula, we maintain a cash balance retiree health account ("health account") to measure the amount of benefits payable to an employee. For each plan year an employee is an active participant, the health account is increased for pay credits and interest credits. Pay credits are calculated based on pensionable earnings up to the taxable wage base for the plan year and added to the health account on the first day of the next plan year. Interest credits are added at the end of each calendar quarter.

These benefits vest after five years of service. If an employee is vested under the cash balance formula when their employment with us ends, they are eligible to receive the amount in their health account. Our obligations under this plan are accounted for under, and included in the 2001 results of, the defined benefit pension plan.

All Plans — The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ended Dec. 31, 2001, and a statement of the funded status as of Dec. 31, of 2001 and 2000.

	Pension Benefits		Postretirement Benefits	
	2001	2000	**2001**	2000
(In millions)				
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 961**	$ 777	**$ 221**	$ 189
Service cost	**34**	27	**4**	5
Interest cost	**65**	61	**15**	14
Plan amendment	**3**	—	**—**	—
Actuarial (gain) loss	**(45)**	129	**11**	27
Foreign currency exchange rate change	**—**	(1)	**—**	—
Acquisition	**—**	14	**—**	—
Benefits paid	**(63)**	(46)	**(16)**	(14)
Curtailment loss (gain)	**24**	—	**(24)**	—
Benefit obligation at end of year	**$ 979**	$ 961	**$ 211**	$ 221
Change in plan assets:				
Fair value of plan assets at beginning of year	**$ 1,206**	$ 1,226	**$ 23**	$ 20
Actual return on plan assets	**(124)**	8	**1**	3
Foreign currency exchange rate change	**—**	(2)	**—**	—
Acquisition	**—**	19	**—**	—
Employer contribution	**1**	1	**16**	14
Benefits paid	**(63)**	(46)	**(16)**	(14)
Fair value of plan assets at end of year	**$ 1,020**	$ 1,206	**$ 24**	$ 23
Funded status	**$ 41**	$ 245	**$ (187)**	$ (198)
Unrecognized transition asset	**—**	(2)	**—**	—
Unrecognized prior service cost	**1**	(4)	**2**	9
Unrecognized net actuarial loss	**241**	36	**16**	4
Prepaid (accrued) benefit cost	**$ 283**	$ 275	**$ (169)**	$ (185)

	Pension Benefits		Postretirement Benefits	
	2001	2000	**2001**	2000
Weighted average assumptions as of December 31:				
Discount rate	**7.00%**	6.75%	**7.00%**	7.25%
Expected return on plan assets	**10.00%**	10.00%	**7.00%**	7.00%
Rate of compensation increase	**4.00%**	4.00%	**4.00%**	4.00%

The following table provides the components of our net periodic benefit cost for the years 2001, 2000 and 1999. For the year ended Dec. 31, 1999, the plans' benefit cost include the impact of curtailment gains related to employee terminations under the third quarter 1999 cost reduction action and the sale of standard personal insurance.

	Pension Benefits			Postretirement Benefits		
	2001	2000	1999	**2001**	2000	1999
(In millions)						
Components of net periodic benefit cost:						
Service cost	**$ 34**	$ 27	$ 38	**$ 4**	$ 5	$ 8
Interest cost	**65**	61	60	**15**	14	14
Expected return on plan assets	**(119)**	(123)	(114)	**(2)**	(2)	(2)
Amortization of transition asset	**(1)**	(2)	(1)	**—**	—	—
Amortization of prior service cost	**(3)**	(3)	(4)	**—**	1	1
Recognized net actuarial loss (gain)	**—**	(2)	—	**—**	—	—
Net periodic pension cost (income)	**(24)**	(42)	(21)	**17**	18	21
Curtailment loss (gain)	**17**	—	(32)	**(17)**	—	(15)
Net periodic benefit cost (income) after curtailment	**$ (7)**	$ (42)	$ (53)	**$ —**	$ 18	$ 6

STOCK OWNERSHIP PLAN

As of Jan. 1, 1998, our Preferred Stock Ownership Plan ("PSOP") and Employee Stock Ownership Plan ("ESOP") were merged into The St. Paul Companies, Inc. Stock Ownership Plan ("SOP"). The plan allocates preferred shares semiannually to those employees participating in our Savings Plus Plan. Under the SOP, we match 100% of employees' contributions up to a maximum of 4% of their salary. We also allocate preferred shares equal to the value of dividends on previously allocated shares. Additionally, this plan now provides an opportunity for an annual allocation to qualified U.S. employees based on company performance.

To finance the preferred stock purchase for future allocation to qualified employees, the SOP (formerly the PSOP) borrowed $150 million at 9.4% from our primary U.S. underwriting subsidiary. As the principal and interest of the trust's loan is paid, a pro rata amount of our preferred stock is released for allocation to participating employees. Each share of preferred stock pays a dividend of $11.72 annually and is currently convertible into eight shares of our common stock. Preferred stock dividends on all shares held by the trust are used to pay a portion of this SOP obligation. In addition to dividends paid to the trust, we make additional cash contributions to the SOP as necessary in order to meet the SOP's debt obligation.

The SOP (formerly the ESOP) borrowed funds to finance the purchase of common stock for future allocation to qualified participating U.S. employees. The final principal payment on the trust's loan was made in 1998. As the principal of the trust loan was paid, a pro rata amount of our common stock was released for allocation to eligible participants. Common stock dividends on shares allocated under the former ESOP are paid directly to participants.

All common shares and the common stock equivalent of all preferred shares held by the SOP are considered outstanding for diluted EPS computations and dividends paid on all shares are charged to retained earnings.

We follow the provisions of Statement of Position 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans," and related interpretations in accounting for this plan. We recorded expense of $.5 million, $14 million and $26 million for the years 2001, 2000 and 1999, respectively.

The following table details the shares held in the SOP.

December 31	**2001** Common	**2001** Preferred	2000 Common	2000 Preferred
(Shares)				
Allocated	**5,144,640**	**492,252**	5,546,251	448,819
Committed to be released	**—**	**25,885**	—	49,646
Unallocated	**—**	**254,085**	—	309,663
Total	**5,144,640**	**772,222**	5,546,251	808,128

The SOP allocated 55,578 preferred shares in 2001, 83,585 preferred shares in 2000 and 183,884 preferred shares in 1999. Unallocated preferred shares had a fair market value of $90 million and $135 million at Dec. 31, 2001 and 2000, respectively. The remaining unallocated preferred shares at Dec. 31, 2001, will be released for allocation annually through Jan. 31, 2005.

13
Stock Incentive Plans

We have made fixed stock option grants to certain U.S.-based employees, certain employees of our non-U.S. operations, and outside directors. These were considered "fixed" grants because the measurement date for determining compensation costs was fixed on the date of grant. We have also made variable stock option grants to certain company executives. These were considered "variable" grants because the measurement date was contingent upon future increases in the market price of our common stock.

We follow the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," FASB Interpretation 44, "Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No. 25)," and other related interpretations in accounting for our stock option plans. We also follow the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" for our option plans. SFAS No. 123 requires pro forma net income and earnings per share information, which is calculated assuming we had accounted for our stock option plans under the "fair value" method described in that Statement.

Since the exercise price of our fixed options equals the market price of our stock on the day the options are granted, there generally is no related compensation expense for financial reporting purposes. However, during 2001, certain executives' outstanding options became subject to accelerated vesting and an extended life, under the terms of the Senior Executive Severance Policy or other employment agreements, and we recorded $16 million of compensation cost in 2001. We have also recorded compensation cost/(income) associated with our variable options, restricted stock awards and the former USF&G's Long-Term Incentive Program, of $(8) million, $28 million and $8 million in 2001, 2000 and 1999, respectively.

FIXED OPTION GRANTS

U.S.-Based Plans — Our fixed option grants for certain U.S.-based employees and outside directors give these individuals the right to buy our stock at the market price on the day the options were granted. Fixed stock options granted under the stock incentive plan adopted by our shareholders in May 1994 (as subsequently amended) become exercisable no less than one year after the date of grant and may be exercised up to ten years after grant date. Options granted under our option plan in effect prior to May 1994 may be exercised at any time up to ten years after the grant date. At the end of 2001, approximately 14,300,000 shares remained available for grant under our stock incentive plan.

Non-U.S. Plans — We also have separate stock option plans for certain employees of our non-U.S. operations. The options granted under these plans were priced at the market price of our common stock on the grant date. Generally, they can be exercised from three to 10 years after the grant date. Approximately 250,000 option shares were available at Dec. 31, 2001 for future grants under our non-U.S. plans.

Global Stock Option Plan ("GSOP") — We have a separate fixed stock option plan for employees who are not eligible to participate in the U.S. and non-U.S. plans previously described. Options granted to eligible employees under the GSOP are contingent upon the company achieving threshold levels of profitability, and the number of options granted is determined by the level of profitability achieved. Generally, options granted under this plan can be exercised from three to 10 years after the grant date. At Dec. 31, 2001, approximately 1,300,000 option shares were available for future grants under the GSOP.

The following table summarizes the activity for our fixed option plans for the last three years. All grants were made at the market price on the date of grant.

	Option Shares	Weighted Average Exercise Price
Outstanding Jan. 1, 1999	11,143,892	$ 30.78
Granted	3,531,418	30.16
Exercised	(1,578,903)	22.63
Canceled	(1,033,435)	39.07
Outstanding Dec. 31, 1999	12,062,972	30.96
Granted	6,539,436	33.94
Exercised	(3,372,916)	26.42
Canceled	(919,110)	36.41
Outstanding Dec. 31, 2000	14,310,382	33.04
Granted	**7,333,445**	**47.29**
Exercised	**(1,545,214)**	**31.22**
Canceled	**(1,824,580)**	**38.56**
Outstanding Dec. 31, 2001	**18,274,033**	**$ 38.36**

The following table summarizes the options exercisable at the end of the last three years and the weighted average fair value of options granted during those years. The fair value of options is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 3.0%, 3.0% and 2.8%; expected volatility of 46.3%, 41.0% and 23.8%; risk-free interest rates of 5.0%, 6.5% and 5.3%; and an expected life of 6.8 years, 6.5 years and 6.5 years.

	2001	2000	1999
Options exercisable at year-end	**5,982,799**	5,751,780	7,940,793
Weighted average fair value of options granted during the year	**$ 19.00**	$ 12.96	$ 7.59

The following tables summarize the status of fixed stock options outstanding and exercisable at Dec. 31, 2001.

	Options Outstanding		
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 13.29–29.31	**3,051,475**	**5.0 years**	**$ 26.35**
29.63–35.00	**2,742,399**	**6.8 years**	**31.02**
35.25	**3,648,221**	**8.3 years**	**35.25**
35.31–45.10	**2,897,707**	**7.2 years**	**42.78**
45.67–48.04	**2,038,650**	**9.7 years**	**46.17**
48.39–50.44	**3,895,581**	**9.1 years**	**48.46**
$ 13.29–50.44	**18,274,033**	**7.7 years**	**$ 38.36**

	Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Exercise Price
$ 13.29–29.31	**2,096,892**	**$ 25.01**
29.63–35.00	**1,510,667**	**31.52**
35.25	**487,266**	**35.25**
35.31–45.10	**1,868,599**	**43.02**
45.67–48.04	**—**	**—**
48.39–50.44	**19,375**	**50.44**
$ 13.29–50.44	**5,982,799**	**$ 33.20**

VARIABLE STOCK OPTION GRANT

In 1999, we made a variable option grant of 375,000 shares from our 1994 stock incentive plan to one of our key executives. This was in addition to 1,966,800 variable option shares granted to executives prior to 1999. The exercise price of each option was equal to the market price of our stock on the grant date. One-half of the options vested when the market price of our stock reached a 20-consecutive-trading-day average of $50 per share, which occurred in November 2000. The remaining options were to vest when our stock price reached a 20-consecutive-trading-day average of $55 per share, which did not occur. Any of these options not exercised prior to Dec. 1, 2001 expired on that date.

The following table summarizes the activity for our variable option grants for the last three years.

	Option Shares	Weighted Average Exercise Price
Outstanding Jan. 1, 1999	1,498,200	$ 30.26
Granted	375,000	29.63
Canceled	(152,400)	29.38
Outstanding Dec. 31, 1999	1,720,800	30.20
Exercised	(290,975)	30.41
Canceled	(437,850)	29.59
Outstanding Dec. 31, 2000	991,975	30.15
Exercised	**(290,500)**	**29.74**
Canceled	**(701,475)**	**30.32**
Outstanding Dec. 31, 2001	**—**	**—**

The weighted average fair value of options granted during 1999 was $2.66 per option. The fair value of the variable options was estimated on the date of grant using a variable option-pricing model with the following weighted average assumptions: dividend yield of 2.8%; expected volatility of 22.9%; risk-free interest rate of 4.7%; and an expected life of 2.8 years.

RESTRICTED STOCK AND DEFERRED STOCK AWARDS

Up to 20% of the 33.4 million shares authorized under our 1994 stock incentive plan may be granted as restricted stock awards. The stock for this type of award is restricted because recipients receive the stock only upon completing a specified objective or period of employment, generally one to five years. The shares are considered issued when awarded, but the recipient does not own and cannot sell the shares during the restriction period. During the restriction period, the recipient receives compensation in an amount equivalent to the dividends paid on such shares. Up to 5,600,000 shares were available for restricted stock awards at Dec. 31, 2001.

We also have a Deferred Stock Award Plan for stock awards to non-U.S. employees. Deferred stock awards are the same as restricted stock awards, except that shares granted under the deferred plan are not issued until the vesting conditions specified in the award are fulfilled. Up to 21,000 shares were available for deferred stock awards at Dec. 31, 2001.

PRO FORMA INFORMATION

Had we calculated compensation expense on a combined basis for our stock option grants based on the "fair value" method described in SFAS No. 123, our net income and earnings per share would have been reduced to the pro forma amounts as indicated.

Year ended December 31	2001	2000	1999
(In millions, except per share data)			
NET INCOME			
As reported	$(1,088)	$ 993	$ 834
Pro forma	(1,123)	986	825
BASIC EARNINGS PER SHARE			
As reported	(5.22)	4.50	3.61
Pro forma	(5.44)	4.46	3.57
DILUTED EARNINGS PER SHARE			
As reported	(5.22)	4.24	3.41
Pro forma	(5.44)	4.23	3.38

14
Discontinued Operations

Life Insurance — On September 28, 2001, our subsidiary, St. Paul Fire and Marine Insurance Company ("Fire and Marine"), closed on the sale of its life insurance subsidiary, Fidelity and Guaranty Life Insurance Company ("F&G Life") to Old Mutual plc ("Old Mutual") for $335 million in cash and $300 million in shares of Old Mutual stock. In accordance with the sale agreement, the sale proceeds were reduced by $11.7 million, on a pretax basis, related to a decrease in the market value of certain securities within F&G Life's investment portfolio between March 31, 2001 and the closing date.

Pursuant to the sale agreement, we are required to hold the Old Mutual stock received for one year after the closing of the transaction. The consideration received is subject to possible additional adjustment based on the market price of Old Mutual's stock at the end of that one-year period, as described in greater detail in Note 15.

When the sale was announced in April 2001, we expected to realize a modest gain on the sale of F&G Life, when proceeds were combined with F&G Life's operating results through the disposal date. However, a decline in the market value of certain of F&G Life's investments subsequent to April, coupled with a change in the anticipated tax treatment of the sale, resulted in an after-tax loss of $73 million on the sale proceeds. That loss is combined with F&G Life's results of operations for a year-to-date after-tax loss of $54 million and is included in the reported loss from discontinued operations for the year ended Dec. 31, 2001.

Also in September 2001, we sold American Continental Life Insurance Company, a small life insurance company we had acquired as part of our MMI purchase, to CNA Financial Corporation. We received cash proceeds of $21 million, and recorded a net after-tax loss on the sale of $1 million.

Standard Personal Insurance Business — In June 1999, we made a decision to sell our standard personal insurance business and, on July 12, 1999, reached an agreement to sell this business to Metropolitan Property and Casualty Insurance Company ("Metropolitan"). On Sept. 30, 1999, we completed the sale of this business to Metropolitan. As a result, the standard personal insurance operations through June 1999 have been accounted for as discontinued operations for all periods presented herein, and the results of operations subsequent to that period have been included in the gain on sale of discontinued operations.

Metropolitan purchased Economy Fire & Casualty Company and its subsidiaries ("Economy"), as well as the rights and interests in those non-Economy policies constituting our remaining standard personal insurance operations. Those rights and interests were transferred to Metropolitan by way of a reinsurance and facility agreement ("Reinsurance Agreement").

The Reinsurance Agreement relates solely to the non-Economy standard personal insurance policies, and was entered into solely as a means of accommodating Metropolitan through a transition period. The Reinsurance Agreement allows Metropolitan to write non-Economy business on our policy forms while Metropolitan obtains the regulatory license, form and rate approvals necessary to write non-Economy business through their own insurance subsidiaries. Any business written on our policy forms during this transition period is then fully ceded to Metropolitan under the Reinsurance Agreement. We recognized no gain or loss on the inception of the Reinsurance Agreement and will not incur any net revenues or expenses related to the Reinsurance Agreement. All economic risk of post-sale activities related to the Reinsurance Agreement has been transferred to Metropolitan. We anticipate that Metropolitan will pay all claims incurred related to this Reinsurance Agreement. In the event that Metropolitan is unable to honor their obligations to us, we will pay these amounts.

As part of the sale to Metropolitan, we guaranteed the adequacy of Economy's loss and loss expense reserves. Under that guarantee, we will pay for any deficiencies in those reserves and will share in any redundancies that develop by Sept. 30, 2002. We remain liable for claims on non-Economy policies that result from losses occurring prior to closing. By agreement, Metropolitan will adjust those claims and share in redundancies in related reserves that may develop. As of Dec. 31, 2001, we have estimated that we will owe Metropolitan $7 million on these guarantees, and have included that amount in discontinued operations. We have no other contingent liabilities related to the sale.

As a result of the sale, approximately 1,600 standard personal insurance employees of The St. Paul effectively transferred to Metropolitan on Oct. 1, 1999.

We received gross proceeds on the sale of $597 million, less the payment of the reinsurance premium of $325 million, for net proceeds of $272 million. We recognized, in discontinued operations, a pretax gain on disposal of $130 million, after adjusting for a $26 million pension and postretirement curtailment gain and disposition costs of $32 million. The gain on disposal combined with a $128 million pretax gain on discontinued operations (subsequent to our decision to sell), resulting in a total pretax gain of $258 million. Included in the pretax gain on discontinued operations was a $145 million reduction in loss and loss adjustment expense reserves. In the third quarter of 1999, based on favorable trends noted in the standard personal insurance reserve analysis, and considering the pending sale and its economic consequences, we concluded that this reserve reduction was appropriate.

The $26 million pretax curtailment gain represented the impact of a reduced number of employees in the pension and post-retirement plans due to the sale of the standard personal insurance business.

The $32 million pretax disposition costs netted against the gain represented costs directly associated with the decision to dispose of the standard personal insurance segment and included $14 million of employee-related costs, $8 million of occupancy-related costs, $7 million of transaction costs, $2 million of record separation costs and $1 million of equipment charges. The employee-related costs related to the expected termination of 385 employees due to the sale of the personal insurance segment. Approximately 350 employees were terminated related to this action. In 2000, we reduced the employee-related reserve by $3 million due to a number of voluntary terminations, which reduced the expected severance to be paid. In 2001, we reduced the occupancy-related reserve by $2 million due to a lease buyout.

The following presents a rollforward of 2001 activity related to this charge.

(In millions)	Pretax Charge	Reserve at Dec. 31, 2000	Payments	Adjustments	**Reserve at Dec. 31, 2001**
Charges to earnings:					
Employee-related	$ 14	$ —	$ —	$ —	**$ —**
Occupancy-related	8	7	(3)	(2)	**2**
Transaction costs	7	—	—	—	**—**
Record separation costs	2	—	—	—	**—**
Equipment charges	1	—	—	—	**—**
Total	$ 32	$ 7	$ (3)	$ (2)	**$ 2**

Nonstandard Auto Business — In December 1999, we decided to sell our nonstandard auto business marketed under the Victoria Financial and Titan Auto brands. On Jan. 4, 2000, we announced an agreement to sell this business to The Prudential Insurance Company of America ("Prudential") for $200 million in cash, subject to certain adjustments based on the balance sheet as of the closing date. As a result, the nonstandard auto business results of operations were accounted for as discontinued operations for the year ended Dec. 31, 1999. Included in "Discontinued operations — gain (loss) on disposal, net of tax" in our 1999 statement of operations was an estimated loss on the sale of approximately $83 million, which included the estimated results of operations through the disposal date. All prior period results of nonstandard auto have been reclassified to discontinued operations.

On May 1, 2000, we closed on the sale of our nonstandard auto business to Prudential, receiving total cash consideration of approximately $175 million (net of a $25 million dividend paid to our property-liability operations prior to closing).

The following table summarizes our discontinued operations, including our life insurance business, our standard personal insurance business, our nonstandard auto business and our insurance brokerage business, Minet (sold in 1997), for the three-year period ended Dec. 31, 2001.

Year ended December 31	2001	2000	1999
(In millions)			
Operating income, before income taxes	$ 19	$ 53	$ 48
Income tax expense	—	10	13
Operating income, net of taxes	19	43	35
Gain (loss) on disposal, before income taxes	(61)	(25)	184
Income tax expense (benefit)	37	(5)	90
Gain (loss) on disposal, net of taxes	(98)	(20)	94
Gain (loss) from discontinued operations	$ (79)	$ 23	$ 129

The following table summarizes our total gain (loss) from discontinued operations, for each operation sold, for the three-year period ended Dec. 31, 2001.

Year ended December 31	2001	2000	1999
(In millions)			
Life insurance	$ (55)	$ 43	$ 44
Standard personal insurance	(13)	(11)	155
Nonstandard auto insurance	(5)	(9)	(70)
Insurance brokerage	(6)	—	—
Gain/(loss) from discontinued operations	$ (79)	$ 23	$ 129

15
Commitments and Contingencies

Investment Commitments — We have long-term commitments to fund venture capital investments totaling $1.2 billion as of Dec. 31, 2001, estimated to be paid as follows: $302 million in 2002; $290 million in 2003; $299 million in 2004; $275 million in 2005; and $9 million thereafter.

Financial Guarantees — We are contingently liable for a financial guarantee issued by our reinsurance operation in the form of a credit enhancement, with total exposure of approximately $15 million as of Dec. 31, 2001.

In the normal course of business, we enter into letters of credit as collateral, as required in certain of our operations. As of Dec. 31, 2001, we had entered into letters of credit with an aggregate amount of $984 million.

Lease Commitments — A portion of our business activities is conducted in rented premises. We also enter into leases for equipment, such as office machines and computers. Our total rental expense was $83 million in 2001, $83 million in 2000 and $82 million in 1999.

Certain leases are noncancelable, and we would remain responsible for payment even if we stopped using the space or equipment. On Dec. 31, 2001, the minimum rents for which we are liable under these types of leases were as follows: $137 million in 2002, $126 million in 2003, $88 million in 2004, $71 million in 2005, $60 million in 2006 and $203 million thereafter.

We are also the lessor under various subleases on our office facilities. The minimum rentals to be received under noncancelable subleases are as follows: $22 million in 2002, $20 million in 2003, $17 million in 2004, $16 million in 2005, $15 million in 2006 and $37 million thereafter.

Reserve Guarantees — As part of the sale of our standard personal insurance business to Metropolitan (see Note 14), we guaranteed the adequacy of Economy's loss and loss expense reserves. Under that guarantee, we will pay for any deficiencies in those reserves and will share in any redundancies that develop by Sept. 30, 2002. We remain liable for claims on non-Economy policies that result from losses occurring prior to closing. By agreement, Metropolitan will adjust those claims and share in redundancies in related reserves that may develop. As of Dec. 31, 2001, we estimated that we will owe Metropolitan $7 million on these guarantees, and recorded that amount in discontinued operations.

Contingent Liabilities — Most of the contracts relating to the various acquisitions and sales of subsidiaries that we have made in recent years include indemnifications and other provisions that could require us to make payments to the other parties to the contracts in certain circumstances, and in some cases we have contingent liabilities related to businesses we have sold. Except as specifically noted, we do not expect there to be a reasonable likelihood that we will be required to make material payments related to those provisions. The following summarizes our contingent liabilities.

Sale of F&G Life — On Sept. 28, 2001, we closed on the sale of F&G Life to Old Mutual (see Note 14). Under the terms of the agreement, we received Old Mutual common shares valued at $300 million, which we are required to hold for one year following the closing. The proceeds from the sale of F&G Life are subject to possible adjustment, by means of a collar embedded in the sale agreement, based on the movement of the market price of Old Mutual's stock at the end of the one-year period. If the market value of the Old Mutual stock exceeds $330 million at the end of the one-year period, we are required to remit to Old Mutual either cash or Old Mutual shares in the amount representing the excess over $330 million. If the market value of the Old Mutual shares is less than $300 million at the end of the one-year period, we will receive either cash or Old Mutual shares in the amount representing the deficit below $300 million, up to $40 million. At Dec. 31, 2001, the market value of the Old Mutual shares was $242 million. The $58 million decline in market value was recorded as a component of unrealized appreciation of investments, net of tax, in shareholders' equity. The impact of this unrealized loss has been mitigated by the collar, which was estimated to have a fair value of $17 million at Dec. 31, 2001, which is recorded in our statement of operations in discontinued operations.

Sale of Minet — In May 1997, we completed the sale of our insurance brokerage operation, Minet, to Aon Corporation. We agreed to indemnify Aon against any future claims for professional liability and other specified events that occurred or existed prior to the sale. We monitor our exposure under these claims on a regular basis. We believe reserves for reported claims are adequate, but we do not have information on unreported claims to estimate a range of additional liability. We purchased insurance to cover a portion of our exposure to such claims.

Under the sale agreement, we also committed to pay Aon commissions representing a minimum level of annual reinsurance brokerage business through 2012. We also have commitments under lease agreements through 2015 for vacated space (included in our lease commitment totals above), as well as a commitment to make payments to a former Minet executive.

Acquisitions — We may be required to make an additional payment of up to $20 million related to our purchase of the right to seek to renew Fireman's Fund surety business, based on the volume of business renewed within one year of purchase. Our asset management subsidiary, Nuveen, may be required to make additional payments of up to $180 million related to their acquisition of Symphony, based on reaching specified performance and growth targets.

Joint Ventures — Our subsidiary, Fire and Marine, is a party to five separate joint ventures, in each of which Fire and Marine is a 50% owner of various real estate holdings and does not exercise control over the joint ventures, financed by non-recourse mortgage notes. Because we own only 50% of the holdings, we do not consolidate these entities and the joint venture debt does not appear on our balance sheet. Our maximum exposure under each of these joint ventures, in the event of foreclosure of a property, is represented by our carrying value in the joint venture, ranging individually from $7 million to $31 million, and cumulatively totaling $65 million at Dec. 31, 2001.

Municipal Trusts — We have purchased interests in certain unconsolidated trusts holding highly rated municipal securities that were formed for the purpose of executing corporate tax strategies. Related to our interests, we are contingently liable for a portion of the interest rate risk of the municipal securities we sold to the trust. As of Dec. 31, 2001, our contingent liability was less than $1 million.

Legal Matters — In the ordinary course of conducting business, we, and some of our subsidiaries, have been named as defendants in various lawsuits. Some of these lawsuits attempt to establish liability under insurance contracts issued by our underwriting operations. Plaintiffs in these lawsuits are asking for money damages or to have the court direct the activities of our operations in certain ways.

It is possible that the settlement of these lawsuits may be material to our results of operations and liquidity in the period in which they occur. However, we believe the total amounts that we, and our subsidiaries, will ultimately have to pay in these matters will have no material effect on our overall financial position.

16
Restructuring and Other Charges

Fourth-Quarter 2001 Strategic Review — In December 2001, we announced the results of a strategic review of all of our operations, which included a decision to exit a number of businesses and countries, as discussed in Note 3. Related to this strategic review, we recorded a pretax charge of $62 million, including $46 million of employee-related costs, $9 million of occupancy-related costs, $4 million of equipment charges and $3 million of legal costs. The charge was included in "Operating and administrative expenses" in the 2001 statement of operations; with $42 million included in "Property-liability insurance — other" and $20 million included in "Parent company, other operations and consolidating eliminations" in the table titled "Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change" in Note 19.

The employee-related costs represent severance and related benefits such as outplacement services to be paid to, or incurred on behalf of, employees to be terminated by the end of 2002. We estimated that a total of approximately 1,200 employee positions would ultimately be terminated under this action, with approximately 800 expected to be terminated by the end of 2002. The remaining 400 employees were not included in the restructuring charge since they will either be terminated after 2002 or are part of one of the operations that may be sold. Of the total, approximately 650 work in offices outside the U.S. (many of which are closing), approximately 300 are in our Health Care business (which is being exited), and the remaining 250 are spread throughout our domestic operations.

The occupancy-related cost represents excess space created by the terminations, calculated by determining the anticipated excess space, by location, as a result of the terminations. The percentage of excess space in relation to the total leased space was then applied to the current lease costs over the remaining lease period. The amounts payable under the existing leases were not discounted, and sublease income was included in the calculation only for those locations where sublease agreements were in place. The equipment costs represent the net book value of computer and other equipment that will no longer be used following the termination of employees and closing of offices. The legal costs represent our estimate of fees to be paid to outside legal counsel to obtain regulatory approval to exit certain states or countries.

No payments were made in 2001 related to this action.

MMI Acquisition — Related to our April 2000 purchase of MMI (see Note 4), we recorded a charge of $28 million, including $4 million of employee-related costs and $24 million of occupancy-related costs. The employee-related costs represented severance and related benefits such as outplacement counseling to be paid to, or incurred on behalf of, terminated employees. We estimated that approximately 130 employee positions would be eliminated, at all levels throughout MMI, and 119 employees were terminated. The occupancy-related cost represented excess space created by the terminations, calculated by determining the percentage of anticipated excess space, by location, and the current lease costs over the remaining lease period. The amounts payable under the existing leases were not discounted, and sublease income was included in the calculation only for those locations where sublease agreements were in place.

The charge was included in "Operating and administrative expenses" in the 2000 statement of operations and in "Property-liability insurance — other" in the table titled "Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change" in Note 19.

The following presents a rollforward of 2001 activity related to this charge.

(In millions)	Pretax Charge	Reserve at Dec. 31, 2000	2001 Payments	2001 Adjustments	Reserve at Dec. 31, 2001
Charges to earnings:					
Employee-related	$ 4	$ 1	$ (1)	$ —	$ —
Occupancy-related	24	23	(8)	(7)	8
Total	$ 28	$ 24	$ (9)	$ (7)	$ 8

During 2001, we reduced the occupancy-related reserve by a net amount of $7 million. We entered into a lease buyout related to a portion of the space, and reduced the reserve by $8 million of lease payments we were no longer obligated to make. This amount was offset by a $1 million adjustment related to sublease recoveries.

Other Restructuring Charges — Since 1997, we have recorded in continuing operations three other restructuring charges related to actions taken to improve our operations. (Also see Note 14 for a discussion of the charge related to the sale of our standard personal insurance business, which was included in discontinued operations in 1999.)

In August 1999, we announced a cost reduction program designed to enhance our efficiency and effectiveness in a highly competitive environment. In the third quarter of 1999, we recorded a pretax charge of $60 million related to this program, including $25 million in employee-related charges related to the termination of approximately 590 employees, $33 million in occupancy-related charges and $2 million in equipment charges. The charge was included in "Operating and administrative expenses" in the 1999 statement of operations and in "Property-liability insurance — other" in the table titled "Income (Loss) from Continuing Operations Before Income Taxes and Cumulative Effect of Accounting Change" in Note 19.

Late in the fourth quarter of 1998, we recorded a pretax restructuring charge of $34 million. The majority of the charge, $26 million, related to the termination of approximately 500 employees, primarily in our commercial insurance operations. The remaining charge of $8 million related to costs to be incurred to exit lease obligations.

In connection with our merger with USF&G, in the second quarter of 1998 we recorded a pretax charge to net income of $292 million, primarily consisting of severance and other employee-related costs related to the termination of approximately 2,200 positions, facilities exit costs, asset impairments and transaction costs.

All actions have been taken and all obligations have been met regarding these three charges, with the exception of certain remaining lease commitments. The lease commitment charges related to excess space created by the cost reduction actions. The charge was calculated by determining the percentage of anticipated excess space, by location, and the current lease costs over the remaining lease period. The amounts payable under the existing leases were not discounted, and sublease income was included in the calculation only for those locations where sublease agreements were in place.

During 2001, we reduced the remaining reserve by $1 million related to sublease and buyout activity, which reduced our estimated remaining lease commitments. We expect to be obligated under certain lease commitments for at least seven years.

The following presents a rollforward of 2001 activity related to these commitments.

(In millions)	Pretax Charge	Reserve at Dec. 31, 2000	2001 Payments	2001 Adjustments	Reserve at Dec. 31, 2001
Lease commitments previously charged to earnings	$ 75	$ 43	$ (11)	$ (1)	$ 31

17
Reinsurance

The primary purpose of our ceded reinsurance program, including the aggregate excess-of-loss coverages discussed below, is to protect us from potential losses in excess of what we are prepared to accept. We expect the companies to which we have ceded reinsurance to honor their obligations. In the event these companies are unable to honor their obligations to us, we will pay these amounts. We have established allowances for possible nonpayment of amounts due to us. As described in Note 2, we increased our provision for uncollectible reinsurance by $47 million after the 2001 terrorist attack.

We report balances pertaining to reinsurance transactions "gross" on the balance sheet, meaning that reinsurance recoverables on unpaid losses and ceded unearned premiums are not deducted from insurance reserves but are recorded as assets.

The largest concentration of our total reinsurance recoverables and ceded unearned premiums at Dec. 31, 2001 was with General Reinsurance Corporation ("Gen Re"). Gen Re (with approximately 22% of our recoverables) is rated "A++" by A.M. Best, "Aaa" by Moody's and "AAA" by Standard & Poor's for its financial strength.

During each of the years 2001, 2000 and 1999, we entered into two aggregate excess-of-loss reinsurance treaties. One of these treaties in each year was corporate-wide, with coverage triggered when our insurance losses and LAE across all lines of business reached a certain level, as prescribed by terms of the treaty (the "corporate program"). Additionally, our Reinsurance segment benefited from cessions made under a separate treaty in each year unrelated to the corporate treaty. The combined impact of these treaties (together, the "reinsurance treaties") is included in the table that follows.

Year ended December 31 (In millions)	**2001**	2000	1999
Corporate program:			
Ceded written premiums	$ **9**	$ 419	$ 211
Ceded losses and loss adjustment expenses	**(25)**	709	384
Ceded earned premiums	**9**	419	211
Net pretax benefit (detriment)	**(34)**	290	173
Reinsurance segment treaty:			
Ceded written premiums	**119**	55	62
Ceded losses and loss adjustment expenses	**278**	122	150
Ceded earned premiums	**119**	55	62
Net pretax benefit	**159**	67	88
Combined total:			
Ceded written premiums	**128**	474	273
Ceded losses and loss adjustment expenses	**253**	831	534
Ceded earned premiums	**128**	474	273
Net pretax benefit	$ **125**	$ 357	$ 261

Under the 1999 and 2000 corporate treaties, we ceded losses to the reinsurer when our corporate-wide *incurred* insurance losses and LAE exceeded accident year attachment loss ratios specified in the contract. We paid the ceded earned premiums shortly after the coverage under the treaties was invoked. We will recover the ceded losses and LAE from our reinsurer as we settle the related claims, which may occur over several years. For the separate Reinsurance segment treaties, for all three years, we remit the premiums ceded (plus accrued interest) to our counterparty when the related losses and LAE are settled.

During 2001, we did not cede losses to the corporate treaty. The $9 million written and earned premiums ceded in 2001 represented the initial premium paid to our reinsurer. Our primary purpose in entering into the corporate reinsurance treaty was to reduce the volatility in our reported earnings over time. Because of the magnitude of losses associated with the Sept. 11 terrorist attack, that purpose could not be fulfilled had the treaty been invoked to its full capacity in 2001. In addition, our actuarial analysis concluded that there would be little, if any, economic value to us in ceding any losses under the treaty. As a result, in early 2002, we mutually agreed with our reinsurer to commute the 2001 corporate treaty for consideration to the reinsurer equaling the $9 million initial premium paid.

The $25 million change in our estimate of ceded losses and LAE in 2001 in the table above represented an adjustment for losses ceded under our 2000 corporate treaty. Deterioration in our 2000 accident year loss experience in 2001 caused our expectations of the payout patterns of our reinsurer to change and resulted in our conclusion that losses originally ceded in 2000 would exceed an economic limit prescribed in the 2000 treaty.

The effect of assumed and ceded reinsurance on premiums written, premiums earned and insurance losses and loss adjustment expenses is as follows (including the impact of the reinsurance treaties).

Year ended December 31 (In millions)	**2001**	2000	1999
PREMIUMS WRITTEN			
Direct	$ **7,135**	$ 6,219	$ 4,622
Assumed	**2,700**	2,064	1,645
Ceded	**(2,072)**	(2,399)	(1,155)
Net premiums written	$ **7,763**	$ 5,884	$ 5,112
PREMIUMS EARNED			
Direct	$ **6,656**	$ 5,819	$ 4,621
Assumed	**2,685**	2,019	1,537
Ceded	**(2,045)**	(2,246)	(1,055)
Total premiums earned	$ **7,296**	$ 5,592	$ 5,103
INSURANCE LOSSES AND LOSS ADJUSTMENT EXPENSES			
Direct	$ **6,876**	$ 4,068	$ 3,532
Assumed	**3,952**	1,798	1,124
Ceded	**(3,349)**	(1,953)	(936)
Total net insurance losses and loss adjustment expenses	$ **7,479**	$ 3,913	$ 3,720

18
Statutory Accounting Practices

Our underwriting operations are required to file financial statements with state and foreign regulatory authorities. The accounting principles used to prepare these statutory financial statements follow prescribed or permitted accounting principles, which differ from GAAP. Prescribed statutory accounting practices include state laws, regulations and general administrative rules issued by the state of domicile as well as a variety of publications and manuals of the National Association of Insurance Commissioners ("NAIC"). Permitted statutory accounting practices encompass all accounting practices not so prescribed, but allowed by the state of domicile. During 2001, Fire and Marine was granted a permitted practice regarding the valuation of certain investments in affiliated limited liability companies, allowing it to value these investments at their audited GAAP equity. Since these investments were not required to be valued on a statutory basis, Fire and Marine is not able to determine the impact on statutory surplus.

On a statutory accounting basis, our property-liability underwriting operations reported a net loss of $873 million in 2001, and net income of $1.2 billion in 2000 and $945 million in 1999. Statutory surplus (shareholder's equity) of our property-liability underwriting operations was $4.5 billion and $6.3 billion as of Dec. 31, 2001 and 2000, respectively.

The NAIC published revised statutory accounting practices in connection with its codification project, which became effective Jan. 1, 2001. The cumulative effect to our property-liability insurance operations of the adoption of these practices was to increase statutory surplus by $165 million, primarily related to the treatment of deferred taxes.

19
Segment Information

We have seven reportable segments in our insurance operations, which consist of Specialty Commercial, Commercial Lines Group, Health Care, Surety and Construction, Lloyd's and Other, Reinsurance, and Property-Liability Investment Operations. The insurance operations are managed separately because each targets different customers and requires different marketing strategies. We also have an Asset Management segment, consisting of our majority ownership in The John Nuveen Company.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on underwriting results for our property-liability insurance segments, investment income and realized gains for our investment operations, and on pretax operating results for the asset management segment. Property-liability underwriting assets are reviewed in total by management for purposes of decision-making. We do not allocate assets to these specific underwriting segments. Assets are specifically identified for our asset management segment.

Geographic Areas — The following summary presents financial data of our continuing operations based on their location.

Year ended December 31	**2001**	2000	1999
(In millions)			
REVENUES			
U.S.	**$ 7,161**	$ 6,792	$ 6,342
Non-U.S.	**1,782**	1,180	807
Total revenues	**$ 8,943**	$ 7,972	$ 7,149

Segment Information — In the fourth quarter of 2001, we implemented a new segment reporting structure for our property-liability insurance business following the completion of a strategic review of all of our businesses (see Note 3). At the same time, we further defined what we consider to be "specialty" business. We determined that for a business center to be considered a specialty, it must possess dedicated underwriting, claims and risk control services that require specialized expertise and focus exclusively on the customers served by that business center.

Under our new segment structure, our *Specialty Commercial* segment includes Financial & Professional Services, Technology, Public Sector Services, Umbrella/Excess & Surplus Lines, Ocean Marine, Discover Re, National Programs, Oil & Gas, Transportation, and Catastrophe Risk, as well as our International Specialties. We have aggregated these business centers because they meet our specialty definition, as well as the aggregation criteria for external segment reporting.

Our *Commercial Lines Group* segment includes Small Commercial, Middle Market Commercial and Large Accounts, which have common underwriting, claim and risk control functions. Commercial Lines Group also includes our participation in voluntary and involuntary pools, referred to as Pools and Other.

Our *Surety and Construction* operations, under common leadership, have been combined into one reporting segment due to the significance of their shared customer base. Due to its size and specialized nature, our *Health Care* business will continue to be reported as a separate segment, although we are exiting that business (see Note 3). Our *Lloyd's and Other* segment includes our operations at Lloyd's, our participation in the insuring of Lloyd's Central Fund, and Unionamerica, MMI's international subsidiary. Although we ceased new business activity at Unionamerica late in 2000, we are contractually obligated to continue underwriting business in certain Unionamerica syndicates at Lloyd's through 2004. The foregoing segments are all included in our Primary Insurance Operations. Our *Reinsurance* segment includes all reinsurance business written by our reinsurance subsidiary, out of New York and London. All periods presented have been revised to reflect these reclassifications.

In 2001, we sold our life insurance operations; in 2000, we sold our nonstandard auto business; and in 1999, we sold our standard personal insurance business. These operations have been accounted for as discontinued operations for all periods presented and are not included in our segment data.

The summary below presents revenues and pretax income from continuing operations for our reportable segments. The revenues of our asset management segment include investment income and realized investment gains. The table also presents identifiable assets for our property-liability underwriting operation in total, and our asset management segment.

Year ended December 31 (In millions)	2001	2000	1999
REVENUES FROM CONTINUING OPERATIONS			
Underwriting:			
Specialty Commercial	$ 1,924	$ 1,338	$ 1,274
Commercial Lines Group	1,470	1,368	1,363
Surety and Construction	940	791	789
Health Care	791	624	645
Lloyd's and Other	574	347	154
Total primary insurance operations	5,699	4,468	4,225
Reinsurance	1,597	1,124	878
Total underwriting	7,296	5,592	5,103
Investment operations:			
Net investment income	1,199	1,247	1,256
Realized investment gains (losses)	(126)	624	274
Total investment operations	1,073	1,871	1,530
Other	143	95	130
Total property-liability insurance	8,512	7,558	6,763
Asset management	378	376	353
Total reportable segments	8,890	7,934	7,116
Parent company, other operations and consolidating eliminations	53	38	33
Total revenues from continuing operations	$ 8,943	$ 7,972	$ 7,149
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE			
Underwriting:			
Specialty Commercial	$ (181)	$ (10)	$ (191)
Commercial Lines Group	4	74	(189)
Surety and Construction	(33)	68	(27)
Health Care	(985)	(241)	(70)
Lloyd's and Other	(374)	(86)	(23)
Total primary insurance operations	(1,569)	(195)	(500)
Reinsurance	(725)	(114)	75
Total underwriting	(2,294)	(309)	(425)
Investment operations:			
Net investment income	1,199	1,247	1,256
Realized investment gains (losses)	(126)	624	274
Total investment operations	1,073	1,871	1,530
Other	(179)	(95)	(134)
Total property-liability insurance	(1,400)	1,467	971
Asset management	142	135	123
Total reportable segments	(1,258)	1,602	1,094
Parent company, other operations and consolidating eliminations	(173)	(201)	(143)
Total income (loss) from continuing operations before income taxes and cumulative effect of accounting change	$ (1,431)	$ 1,401	$ 951

December 31	2001	2000
(In millions)		
IDENTIFIABLE ASSETS		
Property-liability insurance	$36,490	$33,708
Asset management	855	650
Total reportable segments	37,345	34,358
Parent company, other operations, consolidating eliminations and discontinued operations	976	1,144
Total assets	$38,321	$35,502

Note 16, "Restructuring and Other Charges," describes charges we recorded during 2001, 2000 and 1999 and where they are included in the foregoing tables.

20
Other Comprehensive Income

Other comprehensive income is defined as any change in our equity from transactions and other events originating from non-owner sources. In our case, those changes are comprised of our reported net income, changes in unrealized appreciation and changes in unrealized foreign currency translation adjustments. The following summaries present the components of our other comprehensive income, other than net income, for the last three years.

Year ended December 31, 2001	Pretax	Income Tax Effect	After-Tax
(In millions)			
Unrealized depreciation arising during period	$ (652)	$ (248)	$ (404)
Less: reclassification adjustment for realized losses included in net loss	(124)	(43)	(81)
Net change in unrealized appreciation on investments	(528)	(205)	(323)
Net change in unrealized loss on foreign currency translation	(12)	(4)	(8)
Net change in unrealized loss on derivatives	(2)	—	(2)
Total other comprehensive loss	$ (542)	$ (209)	$ (333)

Year ended December 31, 2000	Pretax	Income Tax Effect	After-Tax
(In millions)			
Unrealized appreciation arising during period	$ 902	$ 318	$ 584
Less: reclassification adjustment for realized gains included in net income	595	208	387
Net change in unrealized appreciation on investments	307	110	197
Net change in unrealized loss on foreign currency translation	(41)	1	(42)
Total other comprehensive income	$ 266	$ 111	$ 155

Year ended December 31, 1999	Pretax	Income Tax Effect	After-Tax
(In millions)			
Unrealized depreciation arising during period	$ (457)	$ (159)	$ (298)
Less: reclassification adjustment for realized gains included in net income	248	87	161
Net change in unrealized appreciation on investments	(705)	(246)	(459)
Net change in unrealized loss on foreign currency translation	(10)	2	(12)
Total other comprehensive loss	$ (715)	$ (244)	$ (471)

21
Quarterly Results of Operations (Unaudited)

The following is an unaudited summary of our quarterly results for the last two years.

2001 (In millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 2,162	$ 2,163	$ 2,230	$ 2,388
Income (loss) from continuing operations	209	96	(595)	(719)
Discontinued operations	(7)	8	(64)	(16)
Net income (loss)	202	104	(659)	(735)
Earnings per common share:				
Basic:				
Income (loss) from continuing operations	0.95	0.43	(2.86)	(3.49)
Discontinued operations	(0.04)	0.04	(0.30)	(0.08)
Net income (loss)	0.91	0.47	(3.16)	(3.57)
Diluted:				
Income (loss) from continuing operations	0.90	0.41	(2.86)	(3.49)
Discontinued operations	(0.03)	0.04	(0.30)	(0.08)
Net income (loss)	0.87	0.45	(3.16)	(3.57)

2000 (In millions, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 2,143	$ 1,967	$ 1,861	$ 2,001
Income from continuing operations	349	217	219	185
Discontinued operations	9	(5)	12	7
Net income	358	212	231	192
Earnings per common share:				
Basic:				
Income from continuing operations	1.56	1.00	0.98	0.83
Discontinued operations	0.04	(0.02)	0.06	0.04
Net income	1.60	0.98	1.04	0.87
Diluted:				
Income from continuing operations	1.47	0.94	0.93	0.80
Discontinued operations	0.04	(0.02)	0.05	0.03
Net income	1.51	0.92	0.98	0.83

Included in our fourth-quarter 2001 pretax results were $750 million in provisions to strengthen loss reserves, a $73 million goodwill writedown (see Note 3), and a $62 million restructuring charge (see Note 16). The reserve strengthening included $600 million related to our Health Care segment (see Note 9 for a discussion of Health Care reserves), $75 million related to the Sept. 11 terrorist attack (included in the $941 million total pretax loss discussed in Note 2) and $75 million related to other lines of business. The fourth quarter also included the impact of eliminating the one-quarter reporting lag for certain of our primary insurance operations in foreign countries, which resulted in a $31 million increase to our pretax loss from continuing operations. Also impacting the quarter were $71 million of tax benefits we were not able to recognize related to underwriting losses in international operations.



Executive Officers (front row, left to right) Robert J. Lamendola, Thomas A. Bradley, Jay S. Fishman, Marita Zuraitis, T. Michael Miller (back row, left to right) Timothy R. Schwertfeger, Kent D. Urness, John A. MacColl, Wayne L. Hoeschen, Michael J. Schell, David R. Nachbar, Andy F. Bessette, James F. Duffy, Timothy M. Yessman, Michael R. Wright, George L. Estes III

Jay S. Fishman
Chairman and
Chief Executive Officer

Business Unit Leaders

James F. Duffy
CEO, Reinsurance

George L. Estes III
CEO, Discover Re

Robert J. Lamendola
CEO, Surety and Construction

T. Michael Miller
CEO, Specialty Commercial

Michael J. Schell
CEO, The St. Paul at Lloyd's

Timothy R. Schwertfeger
Chairman and CEO,
The John Nuveen Company

Kent D. Urness
CEO, International

Timothy M. Yessman
CEO, Claim

Marita Zuraitis
CEO, Commercial Lines Group

Corporate Officers

Bruce A. Backberg
Corporate Secretary

Andy F. Bessette
Chief Administrative Officer

Thomas A. Bradley
Chief Financial Officer

Laura C. Gagnon
Investor Relations

Wayne L. Hoeschen
Chief Information Officer

John A. MacColl
General Counsel

Paul H. McDonough
Treasurer

David M. Monfried
Communications

David R. Nachbar
Human Resources

John C. Treacy
Corporate Controller

Michael R. Wright
Chief Investment Officer

BOARD OF DIRECTORS

H. Furlong Baldwin
Chairman, Mercantile Bankshares Corporation

Carolyn H. Byrd
Chairman and Chief Executive Officer, GlobalTech Financial

John H. Dasburg
Chief Executive Officer and President, Burger King Corporation

Janet M. Dolan
President and Chief Executive Officer, Tennant Company

Kenneth M. Duberstein
Chairman and Chief Executive Officer, The Duberstein Group

Jay S. Fishman
Chairman and Chief Executive Officer, The St. Paul Companies

Pierson M. Grieve
Chairman and Chief Executive Officer (retired), Ecolab, Inc.

Thomas R. Hodgson
President and Chief Operating Officer (retired),
Abbott Laboratories

David G. John
Chairman, Premier Oil PLC
and Chairman (retired), The BOC Group PLC

William H. Kling
President, Minnesota Public Radio
and American Public Media Group

Douglas W. Leatherdale
Chairman and Chief Executive Officer (retired),
The St. Paul Companies

Bruce K. MacLaury
President Emeritus, The Brookings Institution

Glen D. Nelson, M.D.
Vice Chairman, Medtronic, Inc.

Gordon M. Sprenger
President and Chief Executive Officer (retired),
Allina Health System

CORPORATE PROFILE

The St. Paul Companies, headquartered in Saint Paul, Minn., USA, provides commercial property-liability insurance and nonlife reinsurance worldwide, and asset management through its subsidiary The John Nuveen Company. The St. Paul reported 2001 revenues from continuing operations of $8.9 billion and total assets of $38.3 billion. For more information about The St. Paul and its products and services, visit the company's Web site, www.stpaul.com.

YOUR DIVIDENDS

A quarterly dividend of $0.29 per share was declared on Feb. 5, 2002, payable April 17, 2002, to shareholders of record as of March 29, 2002.

Dividends have been paid every year since 1872. During those 130 years of uninterrupted dividend payments, total payments have been increased in 70 years. The chart at the lower right contains dividend information for 2001 and 2000.

AUTOMATIC DIVIDEND REINVESTMENT PROGRAM

This program provides a convenient way for shareholders to increase their holding of company stock. Approximately 46.5 percent of shareholders of record participate.

An explanatory brochure and enrollment card may be obtained by calling our stock transfer agent – Wells Fargo Bank Minnesota, N.A. at 888.326.5102, or by contacting them at the address below.

STOCK TRANSFER AGENT AND REGISTRAR

For address changes, dividend checks, direct deposits of dividends, account consolidations, registration changes, lost stock certificates, stock holdings and the Dividend Reinvestment Program, please contact:

Wells Fargo Bank Minnesota, N.A.
Shareowner Services Department
P.O. Box 64854
Saint Paul, MN 55164-0854
Tel: 888.326.5102
www.wellsfargo.com/shareownerservices

STOCK TRADING

The company's stock is traded nationally on the New York Stock Exchange, where it is assigned the symbol SPC. The stock is also listed on the London Stock Exchange. The number of holders of record, including individual owners, of our common stock was 17,581 as of Feb. 15, 2002.

Options on the company's stock trade on the Chicago Board Options Exchange.

ANNUAL SHAREHOLDERS' MEETING

The annual shareholders' meeting will be on Tuesday, May 7, 2002, at the corporate headquarters, 385 Washington Street, Saint Paul, Minn. A proxy statement will be sent around March 20 to each shareholder of record on March 14, 2002.

FORM 10-K AVAILABLE

The Form 10-K report filed with the Securities and Exchange Commission is available without charge to shareholders upon request. Write to our corporate secretary: Bruce Backberg, The St. Paul Companies, 385 Washington Street, Saint Paul, MN 55102.

ADDITIONAL INFORMATION

For additional investor relations information, shareholders may contact Laura Gagnon, vice president-finance and investor relations at 651.310.7696. Or, general information about the company is available on our Web site, www.stpaul.com.

STOCK PRICE AND DIVIDEND RATE

The table below sets forth the amount of cash dividends declared per share and the high and low closing sales prices of company stock for each quarter during the last two years.

2001	**High**	**Low**	**Cash Dividend Declared**
1st Quarter	**$ 51.38**	**$ 40.25**	**$ 0.28**
2nd Quarter	**52.12**	**41.53**	**0.28**
3rd Quarter	**50.79**	**35.50**	**0.28**
4th Quarter	**51.50**	**40.30**	**0.28**

Cash dividend paid in 2001 was $1.11.

2000	High	Low	Cash Dividend Declared
1st Quarter	$ 34.250	$ 21.750	$ 0.27
2nd Quarter	39.188	29.875	0.27
3rd Quarter	50.625	34.625	0.27
4th Quarter	56.375	44.063	0.27

Cash dividend paid in 2000 was $1.07.

The St Paul

CORPORATE HEADQUARTERS

The St. Paul Companies, Inc.
385 Washington Street
Saint Paul, MN 55102
Tel: 651.310.7911
www.stpaul.com

THE ST. PAUL COMPANIES

St. Paul Fire and Marine Insurance Company
385 Washington Street
Saint Paul, MN 55102
Tel: 651.310.7911
www.stpaul.com

St. Paul International Underwriting
122 Leadenhall Street
London EC3V 4QH
England
Tel: London + 207.645.6852
www.stpaulinternational.com

St. Paul Re
195 Broadway
New York, NY 10007
Tel: 212.238.9200
www.stpaulre.com

The John Nuveen Company
333 West Wacker Drive
Chicago, IL 60606
Tel: 312.917.7700
www.nuveen.com

Produced by: The St. Paul Companies Corporate Communications, Financial Controls and Legal Services departments. **Design:** Little & Company. **Photography:** Getty Images (cover, pages 7-11) and Lee Stanford (chairman, management). **Printing:** Litho Inc. ♻ Printed on recycled paper. Contains 10% post-consumer waste.

The St Paul

CORPORATE HEADQUARTERS

The St. Paul Companies, Inc.
385 Washington Street
Saint Paul, MN 55102
Tel: 651.310.7911
www.stpaul.com

Form No. 58682